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As filed with the Securities and Exchange Commission on April 16, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Rural Cellular Corporation
(Exact Name of Registrant as Specified in Its Charter)

Minnesota	4812	41-1693295
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

3905 Dakota Street, SW
P.O. Box 2000
Alexandria, MN 56308-2000
(320) 762-2000

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Richard P. Ekstrand
President and Chief Executive Officer
Rural Cellular Corporation
3905 Dakota Street, SW
P.O. Box 2000
Alexandria, MN 56308-2000
(320) 762-2000

(Name, Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies of all communications, including all communications sent to the Agent for
Service, should be sent to:

Deanne M. Greco
Moss & Barnett, A Professional Association
4800 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4129
(612) 347-0287

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If the only securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box: / /

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Offering Price Per Note(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee

9 3/4% Senior Subordinated Notes Due 2010	$300,000,000	100%	$300,000,000	$27,600

(1)
Estimated solely for purposes of calculating the registration fee. Fee calculated pursuant to Rule 457(f)(2) based on the private placement purchase price of the 9 3/4% Notes to be exchanged for the securities being registered. (Note: The 9 3/4% Notes were placed at their par value of $1000.00.)

        THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

SUBJECT TO COMPLETION, DATED April 16, 2002

Rural Cellular Corporation

$300,000,000
9 3/4% Senior Subordinated Notes due 2010

        Offer to exchange 9 3/4% senior subordinated notes due 2010 that have been registered under the Securities Act of 1933 for any and all outstanding 9 3/4% senior subordinated notes due 2010.

Terms of Exchange Offer

  •
  Expires 5:00 p.m., New York City time, on                        , 2002, unless extended.

  •
  All outstanding notes that are validly tendered and not withdrawn will be exchanged.

  •
  Tenders of outstanding notes may be withdrawn any time prior to the expiration of the exchange offer.

  •
  The exchange of notes will not be a taxable exchange for United States federal tax purposes.

  •
  We will not receive any proceeds from the exchange offer.

  •
  The terms of the registered notes we will issue in the exchange offer are substantially identical to the outstanding notes, except that certain transfer restrictions and registration rights relating to the outstanding notes will not apply to the registered notes.

        The notes are eligible for trading in the PORTALSM Market, a subsidiary of The Nasdaq Stock Market, Inc. The notes also may be sold in the over-the-counter market, in negotiated transactions, or through a combination of such methods.

        We are not making an offer to exchange notes in any jurisdiction where the offer is not permitted.

        For a discussion of certain factors that you should consider before participating in this exchange offer, see "Risk Factors" commencing on page 15.

        Neither the Securities and Exchange Commission nor any state securities commission has approved the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2002.

        In making your investment decision, you should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances imply that the information herein is correct as of any date subsequent to the date on the cover of this prospectus.

        This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any note offered hereby by any person in any jurisdiction in which it is unlawful for such person to make an offer or solicitation.

        This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus.

        You should not consider any information in this prospectus to be legal, business, or tax advice. You should consult your own attorney, business adviser, and tax adviser for legal, business, and tax advice regarding the exchange offer.

Dealer Prospectus Delivery Obligation

        Until                        , 2002 (25 calendar days after the date of this prospectus), all dealers that effect transactions in the registered notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INCORPORATION BY REFERENCE

        We are incorporating into this prospectus the following documents that have been filed with the Securities and Exchange Commission:

  (a)
  our Annual Report on Form 10-K for the year ended December 31, 2001;

  (b)
  the information set forth under the captions "Election of Directors—Compensation of Directors," "Executive Compensation—Summary Compensation Table," "—Option Grants in Last Fiscal Year," "—Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values," "—Employment Agreements/Change in Control Provisions," and "—Deferred Compensation Plan" in our Proxy Statement for the Annual Meeting of Shareholders to be held on May 16, 2002;

  (c)
  our Current Reports on Form 8-K (in each case, other than information supplied under Item 9 of the report) filed

  •
  January 7, 2002 (two reports),

  •
  January 14, 2002, and

  •
  February 26, 2002.

        All documents we file pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the termination of the exchange offer shall be deemed to be incorporated by reference into this prospectus from the date of filing of such documents. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Copies of filed documents may be obtained from us at no charge upon written request to our Treasurer at 3905 Dakota Street, SW, Alexandria, MN 56308.

FORWARD-LOOKING STATEMENTS

        This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. All statements regarding us and our expected financial position, business, and financing plans are forward-looking statements. Forward- looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," "intends," or the negative or other variations of any such term or comparable terminology, or by discussions of strategy or intentions. Although we believe that the expectations reflected in such forward-looking statements are reasonable, our expectations may prove not to be correct. A number of factors could cause our actual results, performance, and achievements or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to:

  •
  the competitive environment in the wireless and telecommunications industries and in the markets we serve, including the quality and pricing of comparable wireless communications services offered by our competitors;

  •
  economic conditions in our geographic markets and in general;

  •
  demographic changes;

  •
  our ability to attract and retain qualified personnel;

  •
  our ability to meet the obligations of our indebtedness;

  •
  our ability to meet our schedule for buildout of our wireless network;

  •
  our business plan and our strategy for implementing our plan;

  •
  the market acceptance of the technology we use;

  •
  our capital expenditures and funding requirements, including our ability to access sufficient capital to meet operating and financing needs;

  •
  the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet our service deployment and marketing plans and customer demand;

  •
  our ability to achieve and maintain market penetration and average subscriber revenue levels sufficient to provide financial viability;

  •
  our ability to integrate the operations of any businesses we acquire;

  •
  our ability to scale our billing, collection, customer care, and similar back-office operations to keep pace with customer growth and increased system usage rates;

  •
  future legislation or regulatory actions relating to specialized mobile radio services, other wireless communications services, or telecommunications services generally;

  •
  other risks and uncertainties described from time to time in our reports filed with the Securities and Exchange Commission; and

  •
  other factors described in this prospectus, including, without limitation, under "Risk Factors."

In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates, and data that may be incorrect or imprecise and involve known and unknown risks, uncertainties, and other factors. Accordingly, forward-looking statements included in this prospectus do not purport to be predictions of future events or circumstances and may not be realized. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements contained in this prospectus to reflect future events or developments.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all information that may be important to you. You should read the entire prospectus carefully, especially the risks of investing in the notes as disclosed under "Risk Factors." Some statements in this Prospectus Summary are "forward-looking statements." Please see "Forward-Looking Statements."

        References in this prospectus to "Rural Cellular," "RCC," "we," "our," and "us" refer to Rural Cellular Corporation and its subsidiaries as a combined entity, except where it is made clear that those terms mean only the parent company.

        The term "outstanding notes" refers to our 9 3/4% senior subordinated notes due 2010, which were issued in a transaction exempt from registration under the Securities Act of 1933; the term "registered notes" refers to our 9 3/4% senior subordinated notes due 2010, which have been registered under the Securities Act pursuant to a registration statement of which this prospectus is a part, and the term "notes" refers to the outstanding notes and the registered notes collectively, unless the context requires otherwise. The term "9 5/8% notes" refers to our outstanding 9 5/8% senior subordinated notes due 2008.

The Company

General

        We are a wireless communications service provider in the United States, focusing on rural markets. Our network covered a total population of approximately 5.9 million and served approximately 633,000 voice customers, excluding wholesale customers, as of December 31, 2001. We believe that rural markets provide strong growth opportunities because these markets typically have lower current penetration rates and less competition for customers than markets in larger metropolitan areas. In addition, our rural markets generally contain a number of vacation destinations and significant highway miles. For these reasons, and because of the distance between population centers, many potential customers spend substantial time traveling through our service areas, resulting in higher roaming revenues than in urban markets.

        We currently provide wireless communications services in four regions and also have a controlling interest in Wireless Alliance. The following chart summarizes our wireless markets as of December 31, 2001:

Regions	Percentage Ownership	Total Licensed POPs(1)	Marketed POPs(1)	Voice Customers(2)	Penetration(2)	Square Miles(1)	States
Cellular:
Midwest	100%	1,019,000	731,000	101,933	13.9%	45,000	MN, SD
Northeast	100%	3,175,000	2,037,000	236,442	11.6	46,000	MA, ME, NH NY, VT
South	100%	1,474,000	1,474,000	118,594	8.0	71,000	AL, KS, MS
Northwest	100%	919,000	919,000	161,383	17.6	81,000	OR, WA

Cellular Total		6,587,000	5,161,000	618,352	12.0	243,000

PCS:
Wireless Alliance	70%	732,000	732,000	14,417	2.0	19,000	MN, ND, SD, WI

Total		7,319,000	5,893,000	632,769	10.7%	262,000

(1)
Updated to reflect 2000 U.S. Census Bureau data.
(2)
Represents the ratio of wireless voice customers at the end of the period to marketed POPs. Customer numbers exclude paging, long distance, and wholesale customers.

        Within each of our four regions, we operate through the development of a local presence in the communities we serve, which we believe enhances our competitive position and allows us to tailor our products and services to meet our customers' specific needs. Where appropriate, we leverage our service programs and operating practices across our various markets.

        We have invested capital and resources to enhance the quality of our networks, expand our geographic footprint, and broaden our service offerings. As a result of our network investments, we believe our customers receive a high level of both regional and local wireless coverage, minimal call blocking and dropped calls, seamless call delivery and hand-off, and access to digital services. Our digital offerings are available in all of our markets and include caller identification, short message services, and numeric paging, as well as other ancillary services such as voicemail and call waiting. As of December 31, 2001, approximately 62% of our wireless customers were using digital handsets whose digital features can be utilized in approximately 90% of our service areas.

Competitive Strengths

        We believe we have a number of competitive strengths, including:

  •
  Strong cash flows and operating margins. Our successful cross-regional integration and cost control efforts have resulted in strong operating margins that have enabled us to generate cash flow in excess of amounts required to operate and grow our business.

  •
  Attractive licensed areas. We believe our markets have favorable characteristics for the growth and deployment of wireless networks. We believe we can continue to achieve organic growth because of low current penetration rates and increasing customer acceptance and usage in our markets. Further, our markets contain popular vacation destinations, significant highway miles, and large distances between population centers, which both promote increased subscriber usage and provide roaming revenue opportunities.

  •
  Network quality. We have constructed a comprehensive network that allows both digital and analog access in our covered service areas. We believe that our network quality and coverage result in a low rate of dropped and blocked calls, providing us with a competitive advantage.

  •
  Experienced management. Our executive management team has an average of 16 years of experience in the wireless and telecommunications industries.

Business Strategy

        Our objective is to continue to enhance our market position as a leading full service provider of wireless communications services in our markets by offering a full set of quality products and services to meet our customers' needs and providing extensive coverage and responsive customer service at competitive prices. The key elements of our strategy are to:

  •
  maximize customer satisfaction and retention;

  •
  maintain a network infrastructure that meets our customers' present and future demands;

  •
  develop and maintain efficient regional operations;

  •
  maintain a strong local presence;

  •
  design roaming contracts to maximize overall revenue by tailoring those contracts to the particular usage patterns and demographics in each of our markets;

  •
  develop and maintain effective distribution channels;

  •
  introduce enhanced products and services;

  •
  maximize financial flexibility; and

  •
  enhance our market presence through selected strategic acquisitions and alliances.

Risk Factors

        See "Risk Factors" for a discussion of factors that should be considered by prospective investors in evaluating an investment in the notes.

The Exchange Offer

Registration Rights Agreement	You have the right to exchange your outstanding notes for registered notes with substantially identical terms. This exchange offer is intended to satisfy this right. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your notes.
The Exchange Offer
We are offering to exchange $1,000 principal amount of our 9 3/4% senior subordinated notes due 2010, which have been registered under the Securities Act, for each $1,000 principal amount of our outstanding 9 3/4% senior subordinated notes due 2010, which were issued in January 2002 in a private offering. In order to be exchanged, an outstanding note must be validly tendered and accepted. We will exchange all notes validly tendered and not validly withdrawn. As of the date of this prospectus, there is $300,000,000 aggregate principal amount of outstanding notes. We will issue registered notes on or promptly after the expiration of the exchange offer.
Resale
Based upon the position of the SEC staff as described in previous no-action letters, we believe that the registered notes may be offered for resale, resold, and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that:
• you acquire the registered notes issued in the exchange offer in the ordinary course of your business;

• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the registered notes issued to you in the exchange offer; and
• you are not an affiliate, as defined under Rule 501(b) of Regulation D under the Securities Act, of ours.

If a broker-dealer receives registered notes for its own account in exchange for outstanding notes that were acquired by that broker-dealer as a result of marketmaking or other trading activities, then that broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the registered notes. A broker-dealer may use this prospectus for an offer to resell, a resale, or other transfer of the registered notes issued to it in the exchange offer.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2002, unless we decide to extend the expiration date.

Conditions to the Exchange Offer	We may terminate or amend the exchange offer if:
• any legal proceeding, government action, or other adverse development materially impairs our ability to complete the exchange offer;
• any SEC rule, regulation, or interpretation materially impairs the exchange offer; or
• we have not obtained any necessary governmental approvals with respect to the exchange offer.
Procedures for Tendering Outstanding Notes	Each registered holder of outstanding notes wishing to accept the exchange offer must:
• complete, sign, and date the accompanying letter of transmittal, or a facsimile thereof; or

• arrange for The Depository Trust Company, or DTC, to transmit certain required information to the exchange agent in connection with a book-entry transfer. See "The Exchange Offer—Procedures for Tendering."

You must mail or otherwise deliver the documentation listed above and your outstanding notes to Wells Fargo Bank Minnesota, N.A., as exchange agent, at the address set forth under "The Exchange Offer—Exchange Agent." By tendering your outstanding notes in this manner, you will be representing, among other things, that you meet the three requirements set forth under "—Resale" above.
Special Procedures for Beneficial Owners
If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal for the exchange offer and delivering your outstanding notes, either arrange to have your outstanding notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.
Remaining Outstanding Notes
If you are eligible to participate in the exchange offer and you do not tender your outstanding notes or if we do not accept your outstanding notes for exchange as described under "The Exchange Offer—Procedures for Tendering," you will not have any further registration or exchange rights, and your outstanding notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for such outstanding notes could be adversely affected.

Guaranteed Delivery Procedures
If you wish to tender your outstanding notes and time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer, or you cannot complete the procedure for book-entry transfer on time or you cannot deliver certificates for your outstanding notes on time, you may tender your outstanding notes according to the procedures described in this prospectus under the heading "The Exchange Offer—Guaranteed Delivery Procedures."
Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time prior to 5:00 p.m., New York City time, on , 2002.
Taxation	The exchange of notes will not be a taxable event for United States federal income tax purposes.
Use of Proceeds	We will not receive any proceeds from the issuance of registered notes in the exchange offer. We will pay all of our expenses incident to the exchange offer.
Exchange Agent	Wells Fargo Bank Minnesota, N.A. is serving as the exchange agent in connection with the exchange offer.

The Registered Notes

        The form and terms of the registered notes are the same as the form and terms of the outstanding notes except that the registered notes will be registered under the Securities Act and, therefore, will not bear legends restricting their transfer. The registered notes will evidence the same debt as the outstanding notes, and the same indenture will govern both the registered notes and the outstanding notes.

Issuer	Rural Cellular Corporation, a Minnesota corporation.
Registered Notes Offered	$300.0 million aggregate principal amount of 9 3/4% senior subordinated notes due 2010.
Maturity Date	January 15, 2010.
Interest Payment Dates	Every January 15 and July 15, beginning July 15, 2002.
Ranking	The notes are our general, unsecured obligations and will rank:
• junior to all of our existing and future senior indebtedness and secured indebtedness, including any borrowings under our senior secured credit facility;
• effectively junior to any indebtedness and preferred stock of our direct and indirect subsidiaries;
• equally with our 9 5/8% notes and any of our future senior subordinated indebtedness; and
• senior to all of our existing and future subordinated indebtedness.
As of December 31, 2001, on a pro forma basis, after giving effect to the sale of the outstanding notes and the application of the proceeds from the sale, we would have had:

• $821.7 million aggregate principal amount of outstanding indebtedness that is contractually senior in right of payment to the notes and $262.9 million of borrowings available under our credit facility;
• no outstanding indebtedness or preferred stock of our direct and indirect subsidiaries that would be effectively senior in right of payment to the notes; and
• $125.0 million aggregate principal amount of outstanding indebtedness that ranks equally in right of payment to the notes.

Under the indenture governing the notes, we are permitted to incur additional senior indebtedness, including up to $325.0 million under our credit facility. In addition, if we meet certain leverage ratio tests under our credit facility and the indentures covering the notes and the 9 5/8% notes, we may elect to exchange our outstanding exchangeable preferred stock for senior subordinated indebtedness that would rank equally with the notes. See "Description of the Notes—Certain Covenants—Limitation on Consolidated Indebtedness."

Optional Redemption
We may redeem any of the notes at any time on or after January 15, 2006, in whole or in part, in cash at the redemption prices described in this prospectus, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding, the date of redemption. In addition, on or before January 15, 2005, we may redeem up to 35% of the aggregate principal amount of notes issued under the indenture, disregarding all notes issued in exchange for other notes pursuant to a registration rights agreement, at a redemption price of 109.75%, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding, the date of redemption, with the proceeds of certain equity offerings within 30 days of the closing of those equity offerings. We may make that redemption only if, after that redemption, at least 65% of the aggregate principal amount of notes issued under the indenture, disregarding all notes issued in exchange for other notes pursuant to a registration rights agreement, remain outstanding.
Change of Control
Upon the occurrence of specified change of control events, we will be required to make an offer to repurchase all of your notes. The purchase price will be 101% of the outstanding principal amount of the notes plus any accrued and unpaid interest on them to the date of repurchase. See "Description of the Notes—Change of Control." Our ability to complete the change of control repurchase may be limited by the terms of our credit facility or our other indebtedness.
Certain Covenants	The terms of the notes restrict our ability and the ability of certain of our subsidiaries to:
• pay or permit payment of certain dividends on, redeem, or repurchase capital stock or redeem or otherwise acquire subordinated indebtedness;
• make certain investments;
• incur additional indebtedness;
• allow the imposition of dividend restrictions on certain subsidiaries;
• sell assets;
• guarantee indebtedness;
• issue capital stock;
• create certain liens on our assets;
• engage in certain transactions with affiliates; and
• consolidate or merge or sell substantially all our assets and the assets of our subsidiaries.
However, these limitations will be subject to a number of important qualifications and exceptions described under "Description of the Notes—Certain Covenants."

Fall-Away Covenants
Under the indenture governing the notes, in the event that, and only for so long as, the notes are rated investment grade and no default or event of default has occurred and is continuing, many of the covenants described above will not be applicable to us and our restricted subsidiaries.
Trading	The notes are expected to be eligible for trading in the PORTALsm Market. However, we can provide no assurance as to the liquidity of, or trading markets for, the notes.

        Our principal executive offices are located at 3905 Dakota Street, SW, Alexandria, Minnesota 56308. Our telephone number is 320-762-2000, and our website is located at www.rccwireless.com. The information on our website is not part of this prospectus.

Summary Financial and Operating Data

        Our consolidated financial data for the period from January 1, 1999 through December 31, 2001 are derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP.

        The data set forth below should be read in conjunction with "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	1999	2000(1)	2001(2)
	(in thousands)
REVENUES:
Service	$125,361	$238,556	$305,988
Roaming	43,081	98,693	116,541
Equipment	7,299	18,848	18,627

Total revenues	175,741	356,097	441,156

OPERATING EXPENSES:
Network costs	38,549	85,988	101,509
Cost of equipment sales	10,951	34,711	28,415
Selling, general and administrative	54,753	95,034	117,855
Depreciation and amortization	41,277	91,078	112,577

Total operating expenses	145,530	306,811	360,356

OPERATING INCOME	30,211	49,286	80,800

OTHER INCOME (EXPENSE):
Interest expense	(27,116)	(89,839)	(115,272)
Interest and dividend income	467	2,249	1,172
Other	1,325	(24)	(752)

Other expense, net	(25,324)	(87,614)	(114,852)

INCOME (LOSS) BEFORE INCOME TAXES, EXTRAORDINARY ITEM, AND CUMULATIVE EFFECT ADJUSTMENT	4,887	(38,328)	(34,052)
INCOME TAX PROVISION	37	—	—

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT ADJUSTMENT	4,850	(38,328)	(34,052)
EXTRAORDINARY ITEM—EARLY EXTINGUISHMENT OF DEBT	—	(925)	—

INCOME (LOSS) BEFORE CUMULATIVE EFFECT ADJUSTMENT	4,850	(39,253)	(34,052)
CUMULATIVE EFFECT ADJUSTMENT	—	—	137

NET INCOME (LOSS)	4,850	(39,253)	(33,915)
PREFERRED STOCK DIVIDEND	(15,912)	(44,081)	(53,644)

NET LOSS APPLICABLE TO COMMON SHARES	$(11,062)	$(83,334)	$(87,559)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC AND DILUTED	9,047	11,510	11,865

NET LOSS APPLICABLE TO COMMON SHARES BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT ADJUSTMENT	$(1.22)	$(7.16)	$(7.39)
EXTRAORDINARY ITEM	—	(0.08)	—
CUMULATIVE EFFECT ADJUSTMENT	—	—	.01

NET LOSS PER BASIC AND DILUTED SHARE	$(1.22)	$(7.24)	$(7.38)

	Years ended December 31,
	1999		2000	2001
	(in thousands, except ratio of earnings to fixed charges)
Other Financial Data:
EBITDA (3)	$71,488		$140,364	$193,377
Net interest expense	(26,649)		(87,590)	(114,100)
Capital expenditures	(26,287)		(54,832)	(45,979)

Free cash flow (4)	$18,552		$(2,058)	$33,298
Ratio of earnings to fixed charges (5)	1.17	x	—	—
	As of December 31,
	1999		2000	2001
	(In thousands)
Balance Sheet Data:
Working capital (deficit)	$(5,887)		$(23,578)	$(18,273)
Net property and equipment	130,651		234,490	244,980
Total assets	526,278		1,771,796	1,836,779
Total long-term liabilities	339,742		1,157,472	1,290,338
Total shareholders' equity (deficit)	9,427		79,955	(36,967)
	As of December 31,
	1999		2000	2001
Other Operating Data:
Customers:
Voice:
Postpaid cellular	227,619		515,425	585,097
Prepaid cellular	2,494		20,832	33,255
Wireless Alliance	15,658		15,865	14,417
Wholesale	—		12,727	29,139
Paging	12,476		12,214	9,740

Total customers	258,247		577,063	671,648
Marketed POPs	3,118,000		5,443,000	5,893,000
Penetration (6)	7.9%		10.1%	10.7%
Retention (7)	98.3%		98.2%	97.8%
Average monthly revenue per customer (8)	$54		$61	$59
Acquisition cost per customer (9)	$365		$358	$287
Cell sites / base stations	328		654	684

(1)
Does not include any operating results of assets that we acquired from Triton Cellular for $1.265 billion in April 2000 for any period prior to the date of acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Strategic History" for pro forma information.
(2)
Does not include any operating results for Saco River Telegraph and Telephone Company, which we acquired on January 1, 2001, for $194 million, for any period prior to the date of acquisition or any operating results of the Saco River ILEC, which we classified as an asset held for sale during the relevant periods and sold in October 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Strategic History" for pro forma information.
(3)
EBITDA is the sum of earnings before interest, taxes, depreciation and amortization and is utilized as a performance measure within the wireless industry. EBITDA is not intended to be a performance measure that should be regarded as an alternative for other performance measures and should not be considered in isolation. EBITDA is not a measure of financial performance under generally accepted accounting principles and does not reflect all expenses of doing business (e.g., interest expense, preferred stock dividends, depreciation). Accordingly, EBITDA should not be considered as having greater significance than or as an alternative to net income or operating income as an indicator of operating performance or to cash flows as a measure of liquidity. Also, as calculated above, EBITDA may not be directly comparable to similarly titled measures reported by other companies.
(4)
Free cash flow is defined as EBITDA less interest expense and capital expenditures.
(5)
The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Fixed charges consist of all interest, whether expensed or capitalized, amortization of debt costs, and the portion of rent expense representing interest. Earnings consist of income before income tax, extraordinary item, cumulative effect adjustment, and preferred stock dividends plus fixed charges reduced by capitalized interest. On this basis, earnings for some periods were not adequate to cover fixed charges; therefore, no ratio is shown.
(6)
Represents the ratio of wireless voice customers, excluding wholesale, at the end of the period to marketed POPs.
(7)
Determined for each period by dividing total postpaid wireless voice customers discontinuing service during such period by the average postpaid wireless voice customers for such period (customers at the beginning of the period plus customers at the end of the period, divided by two), dividing that result by the number of months in the period, and subtracting such result from one.
(8)
Determined for each period by dividing the sum of access, airtime, roaming, long distance, features, connection, disconnection, and other revenues for such period by the monthly average postpaid wireless voice customers for such period (customers at the beginning of the period plus customers at the end of the period, divided by two), and dividing that result by the number of months in such period.
(9)
Determined for each period by dividing the sum of selling and marketing expenses, net costs of equipment sales, and depreciation of rental telephone equipment by the gross postpaid wireless voice customers added during such period.

RISK FACTORS

        Holders of the notes should carefully consider the following matters, as well as the other information contained in this prospectus, including our financial statements and the related notes included elsewhere in this prospectus, before making an investment in the notes. Information contained in this section may be "forward-looking statements." See "Forward-Looking Statements" for a discussion of certain qualifications regarding such statements.

Factors That May Affect Our Performance

Our future operating results could fluctuate significantly.

        We believe that our future operating results and cash flows may fluctuate due to many factors, some of which are outside our control. These factors include the following:

  •
  increased costs we may incur in connection with the buildout of our networks and the further development, expansion, and upgrading of our wireless systems;

  •
  fluctuations in the demand for our services and equipment and wireless services generally;

  •
  increased competition, including price competition, which has led to declining average monthly local service revenues per customer for us and our competitors;

  •
  changes in our roaming revenues and expenses due to renegotiation of our roaming agreements and the development of neighboring or competing networks;

  •
  changes in the regulatory environment;

  •
  the cost and availability of equipment components;

  •
  changes in travel trends; and

  •
  changes in general economic conditions that may affect, among other things, demand for our services and the creditworthiness of our customers.

        For the years ended December 31, 2001, 2000 and 1999, our EBITDA was $193.4 million, $140.4 million, and $71.5 million, and our free cash flow was $33.3 million, $(2.1) million, and $18.5 million, respectively. We also incurred net losses during such periods and anticipate that we will continue to incur significant losses for the next several years as we seek to increase our customer base in existing markets through competitive pricing. We may not generate profits in the short term or at all.

We may not be able to integrate acquired wireless communications providers successfully, which could adversely affect our financial performance.

        A significant component of our growth has been through acquisition of other regional wireless providers. Our ability to implement our growth strategy depends, in part, on our success in integrating our recently acquired wireless communications businesses as well as any we might acquire in the future. This may impose strains on our management and financial resources. Some of the challenges we have faced and will face in integrating acquired wireless communications services businesses include integrating operations and technology, billing systems, and customer service practices with our existing networks, all of which may have an adverse effect on the quality of service, customer satisfaction, and retention in the regions in which integration is taking place. The pursuit and integration of acquired wireless communications providers may require substantial attention from our management and will limit the amount of time they can devote to managing our combined operations. We cannot guarantee that we will be able to successfully integrate newly acquired wireless communications providers into our business model. If we fail to do so, if we fail to manage our growth, or if we encounter unexpected difficulties during expansion and integration, it would have a negative impact on the performance of our newly acquired businesses as well as on our business as a whole.

A significant portion of our revenues is from roaming. Based on industry trends, outcollect roaming yield has been declining over the last few years and is expected to decline in the future. As a result, future operating results could be adversely affected if increases in roaming minutes do not offset anticipated decreases in roaming yield.

        Our roaming agreements are short to medium term, including some which are terminable with 30 days' written notice, and may be terminated prior to expiration upon breach of any of the material terms. When these agreements expire or are terminated, we may be unable to renegotiate these roaming agreements or to obtain roaming agreements with other wireless providers upon acceptable terms. Failure to obtain acceptable roaming agreements could lead to a substantial decline in our revenues and income.

        In addition, changes in the network footprints of our competitors and of our roaming partners could have a material adverse effect on the terms of our roaming agreements and on our outcollect revenues and incollect expenses. For example, if a roaming partner from whom we derive a significant amount of revenue in one of our service areas were to build its own network in that service area, our outcollect revenues derived from our roaming relationship with that partner in that area might decrease or even cease altogether, and our leverage in negotiating favorable incollect rates in that partner's network areas could decrease as well.

        A substantial portion of our roaming revenues is derived from agreements with two national wireless providers, AT&T Wireless and Verizon Wireless. Changes in their operations or a significant decline in the number of their customers could adversely affect our business. For the year ended December 31, 2001, AT&T Wireless accounted for 50%, and Verizon Wireless accounted for 20%, of our total roaming minutes.

Our roaming revenues are subject to some effects of seasonality, and as a result, our overall revenues and operating income are also subject to seasonal fluctuations.

        In 1999, 2000, and 2001, a substantial amount of our revenues was derived from roaming charges incurred by other wireless providers for use of our network by their customers who had traveled within our service areas. Our service areas include a number of resort destinations that contribute to our roaming revenues. As a result, our roaming revenues increase during vacation periods, introducing a measure of seasonality to our revenues and operating income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality."

We have a significant amount of debt and preferred stock, which may limit our ability to meet our debt service and dividend obligations, to borrow additional money, or to survive a downturn in our business.

        As of December 31, 2001, on a pro forma basis, after giving effect to the sale of the notes in January 2002 and application of the proceeds from the sale, we had approximately $1.300 billion of consolidated debt, approximately $505.8 million total liquidation preference of preferred stock, and consolidated shareholders' deficit of approximately $37.0 million. Of the $505.8 million of preferred stock, $388.3 million can be exchanged, at our option, subject to compliance with certain leverage ratios under our credit facility and the indentures covering the notes and our 9 5/8% notes, for senior subordinated indebtedness that would rank equally in right of payment to the notes. The current levels of our debt could have important consequences, including the following:

  •
  we must use a substantial portion of our cash flows from operations to make principal and interest payments on our debt and pay cash dividends on our preferred stock, thereby reducing funds that would otherwise be available to us for working capital, capital expenditures, future business opportunities, the payment of cash dividends on our common stock, and other purposes;

  •
  we may not be able to obtain additional financing for working capital, capital expenditures, and other purposes on terms favorable to us or at all;

  •
  borrowings under our bank credit facilities are at variable interest rates, making us vulnerable to increases in interest rates;

  •
  we may have more debt than many of our competitors, which may place us at a competitive disadvantage; and

  •
  we may have limited flexibility to react to changes in our business.

        We may incur additional debt in the future to fund the expansion and maintenance of our business. If we do so, the related risks could intensify.

The restrictive covenants in our existing debt and preferred stock instruments and agreements may limit our ability to operate our business.

        The instruments governing our debt, including our credit facility, the indentures governing the notes and our 9 5/8% notes, and the certificates of designation governing our preferred stock, impose significant operating and financial restrictions on us. These restrictions significantly limit, among other things, our ability and the ability of our subsidiaries to:

  •
  incur additional debt;

  •
  pay dividends;

  •
  repay junior debt prior to stated maturities;

  •
  allow the imposition of dividend restrictions on certain subsidiaries;

  •
  sell assets;

  •
  make investments;

  •
  engage in transactions with shareholders and affiliates;

  •
  create liens; and

  •
  engage in some types of mergers or acquisitions.

        In addition, our credit facility requires us to maintain specified financial ratios. Substantially all our assets are subject to liens securing our credit facility. These restrictions could limit our ability to obtain future financing, make needed capital expenditures, withstand a downturn in our business, or otherwise conduct necessary corporate activities. Our failure to comply with these restrictions could lead to a default under the terms of the relevant debt or a violation of the terms of the preferred stock even though we are able to meet debt service and dividend obligations.

        If there were an event of default under our credit facility or other debt, the holders of the affected debt could elect to declare all of that debt to be due and payable, which, in turn, could cause all of our other debt to become due and payable. We and our subsidiaries might not have sufficient funds available, and we might be unable to obtain sufficient funds from alternative sources, to make these payments. Even if we can obtain additional financing, the terms might not be favorable to us. If the amounts outstanding under our credit facility were accelerated and we could not obtain sufficient funds to satisfy our obligations, our lenders could proceed against our assets and the stock and assets of our subsidiaries. As a result, any event of default could have a material adverse effect on our business and financial condition.

We expect to require substantial amounts of capital in the future. Our ability to generate the capital required to meet our obligations and to maintain and develop our systems depends on many factors beyond our control. Any failure to raise necessary capital in the future could materially limit our ability to compete.

        We have required, and will continue to require, substantial capital to maintain, upgrade, and develop our wireless systems and those we may acquire. We had capital expenditures of $46.0 million during the year ended December 31, 2001 and have budgeted capital expenditures for fiscal 2002 of approximately $75 million, including maintenance of our existing infrastructure, enhancing coverage in covered service areas, and meeting the buildout requirements for our PCS licenses. We may also require additional financing for future acquisitions, to refinance our debt at its final maturities, and to meet mandatory redemption provisions on our preferred stock. Our sources of additional capital may include public and private equity and debt financings, including vendor financing. The extent of the additional financing that we may require will depend on the success of our operations. The availability of additional financing is dependent on conditions in the capital markets. We may not be able to obtain additional financing on terms acceptable to us and within the limitations contained in the instruments governing our debt and our preferred stock, or any future financing arrangements. If we cannot raise sufficient funds to meet our planned growth or debt and preferred stock repayment obligations, including upon a change of control, we may delay or abandon some or all of our planned development or seek to sell assets to raise additional funds, either of which could materially limit our ability to compete.

Our current independent public accountant is Arthur Andersen LLP. Our access to capital markets and timely financial reporting may be impaired, and we may have to incur significant additional costs if we are required to engage a new independent public accounting firm.

        On March 14, 2002, our independent public accountant, Arthur Andersen LLP, was indicted on federal obstruction of justice charges arising from the federal government's investigation of Enron Corp. Andersen has indicated publicly that it intends to contest vigorously the indictment.

        The Securities and Exchange Commission, in a recent release, has stated it will continue to accept audited financial statements and interim financial statements that are audited or reviewed by Andersen, but under that release, we will be required to make additional representations to the Commission regarding the Andersen audit or review process. Those representations are to be based on representations made by Andersen to us.

        Our access to the capital markets and our ability to make timely filings with the Commission could be impaired if the Commission ceases accepting financial statements audited by Andersen, if Andersen becomes unable to make the required representations to us, or if for any other reason Andersen is unable to perform required audit-related services for us. In such a case, we would promptly seek to engage a new independent public accounting firm or take such other actions as may be necessary to enable us to maintain access to the capital markets and to file our financial reports timely. However, we may not be able to engage a new firm in a timely fashion and to do so might require us to pay significant additional professional fees.

We operate in a very competitive business environment, which can adversely affect our business and operations. Competitors who offer more services than we do may attract our targeted customers.

        The wireless communications industry is highly competitive. Many of our competitors and potential competitors have substantially greater financial, personnel, technical, marketing, and other resources than we do, as well as other competitive advantages. Some competitors may market services we do not offer, such as cable television, internet access, landline local exchange, or long distance services, which may make their services more attractive to customers. Competition for customers is based principally upon services and features offered, system coverage, technical quality of wireless systems, price, customer service, capacity, and strength of distribution channels.

        In each of our markets we compete with several other wireless licensees. To a lesser extent, we also compete in many of our service areas with dispatch and conventional mobile telephone companies, satellite telephone service providers, resellers of wireless services, paging companies, and landline telephone service providers. We expect this competition to increase in the future, and we may not be able to compete successfully.

We will likely incur operating costs due to unauthorized use of our network.

        As do most companies in the wireless industry, we will likely incur costs associated with the unauthorized use of our network, including administrative and capital costs associated with detecting, monitoring, and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs, and payments to other carriers for unbillable fraudulent roaming.

Our business could be materially and adversely affected by our failure to anticipate and react to frequent and significant technological changes.

        The telecommunications industry is subject to rapid and significant changes in technology that are evidenced by:

  •
  the increasing pace of digital upgrades to existing analog wireless systems;

  •
  evolving industry standards;

  •
  the availability of new radio frequency spectrum allocations for wireless services;

  •
  ongoing improvements in the capacity and quality of digital technology;

  •
  shorter development cycles for new products and enhancements;

  •
  developments in emerging wireless transmission technologies; and

  •
  changes in end-user requirements and preferences.

        We may be required to select in advance one technology over another. At the time we make our selection, it may be impossible to predict accurately which technology may prove to be the most economic, efficient, or capable of attracting customer usage. Consequently, it is possible that we may select a technology that does not achieve widespread commercial success and, as a result, our business, results of operations and financial condition could be materially and adversely affected. Moreover, one or more of the technologies that we currently utilize may become inferior or obsolete at some time in the future.

The success of our operations depends upon the management skills and experience of our executive team.

        We believe that our future success will depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is, and will continue to be, intense competition for qualified personnel in the wireless communications industry, and we cannot assure you that we will be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. We do not currently maintain key-man life insurance on any of our executives or other employees.

Our business is subject to extensive government regulation. The applicable legislation and regulations, and changes to them, could adversely affect our business by increasing our expenses. We may also be unable to obtain regulatory approvals necessary to operate our business. Any failure to obtain these approvals could negatively affect our results of operations.

        The Federal Communications Commission (the "FCC") regulates many aspects of our business, including the licensing, construction, interconnection, operation, acquisition, and sale of our wireless systems, as well as the number of wireless licenses permitted in each of our markets. State and local regulatory authorities also, to a lesser extent, regulate aspects of our business and services. In addition, the Federal Aviation Administration regulates aspects of construction, marking, and lighting of communications towers on which we depend for the placement of our wireless transmitters. Changes in legislation and regulations governing wireless activities and wireless carriers, our failure to comply with applicable regulations, or our loss of or failure to obtain any license or licensed area could have a material adverse effect on our operations. In addition, some aspects of the Communications Act of 1934, as amended, place additional burdens upon us or subject us to increased competition and increase our costs of doing business.

        The FCC and state authorities are increasingly looking to the wireless industry to fund various initiatives, including federal and state universal service programs, telephone number administration, services to the hearing-impaired, and emergency 911 networks. In addition, many states have imposed significant taxes on providers in the wireless industry and have adopted or are considering adoption of regulatory requirements for customer billing and other matters. These initiatives are imposing increased costs on us and other wireless carriers and may otherwise adversely affect our business. For example, the FCC has mandated that wireless providers supply the geographic coordinates of a customer's location, either by means of network-based or handset-based technologies, to public safety dispatch agencies. This rule will impose significant costs on us and could lead us to increase subsidies on handsets to offset the increased costs of handset-based technologies. There can be no assurance that we will be able to meet the FCC's 911 requirements or that we will not be subject to fines by the FCC in connection with our failure to comply with these requirements.

        Each of our wireless licenses is subject to renewal upon expiration of its current ten-year term. Grants of wireless license renewals are based upon FCC rules establishing a presumption in favor of licensees that have complied with their regulatory obligations during the ten-year license period. However, we cannot assure you that the FCC will grant us any future renewal applications or that our applications will be free from challenge. In addition, FCC rules require wireless licensees to meet buildout requirements with respect to particular licenses, and failure to comply with these and other requirements in a given licensed area could result in revocation or forfeiture of our license for that area or the imposition of fines by the FCC. If any of our FCC licenses were revoked (including as a result of our inability to meet the FCC's construction requirements) or not renewed upon expiration, we would not be permitted to provide services in the area previously covered by that license.

The supply of new telephone numbers is near exhaustion in some areas, which could limit our ability to add subscribers.

        The supply of new telephone numbers in some areas of the United States is near exhaustion due, in large part, to the need of wireline carriers for large blocks of numbers and rapidly growing customer demands for additional numbers for wireless handsets and pagers as well as for second voice lines, internet access, private branch exchange systems, or private telephone networks used within enterprises. Many states have imposed restrictions on carriers' access to additional numbers, creating severe shortages in carrier number resources. The FCC has also imposed conditions we must satisfy to obtain additional numbers. We cannot assure you that the FCC will find a solution to this problem promptly or at all or that the solution will not impose significant expenses on the telecommunications industry. If we are unable to obtain a sufficient supply of new telephone numbers, our ability to increase our subscriber base and, therefore, our revenues would be adversely affected.

We are subject to certain limitations on foreign ownership and transfers of control.

        The Communications Act of 1934, as amended, and related regulations prohibit the holding of a common carrier license by a corporation if more than 20% of the licensee's capital stock, or more than 25% of the capital stock of the licensee's controlling company, is owned directly or beneficially by non-U.S. citizens. For this purpose, capital stock includes all equity interests, including our Class A and Class B common stock and our preferred stock. Absent FCC approval of foreign ownership exceeding these limits, failure to comply with these requirements may result in a FCC order requiring divestiture of foreign ownership. In addition, fines or denial of renewal or revocation of the license is possible. The Communications Act of 1934 and related regulations also require prior approval of changes in control of entities holding common carrier licenses. Our Articles of Incorporation permit us to redeem our common stock where necessary to preserve our licenses, and we could be required to expend substantial amounts to comply with the ownership restrictions. Also, these regulations limit our ability to raise new capital from foreign persons or to sell assets to foreign persons.

Equipment failure and natural disasters may adversely affect our operations.

        A major equipment failure or a natural disaster affecting any of our central switching offices, microwave links, or cell sites could have a material adverse effect on our operations. Our inability to operate any portion of our wireless system for an extended time period could result in a loss of customers or impair our ability to attract new customers, which would have a material adverse effect on our business, results of operations, and financial condition. Although we have not experienced a major equipment failure and we believe that we have purchased insurance sufficient to cover potential losses, we may not be adequately insured against such an event.

If wireless handsets are perceived to pose health and safety risks, we may be subject to new regulations, and demand for our services may decrease.

        Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may have the effect of discouraging the use of wireless handsets, which would decrease demand for our services. In recent years, the FCC and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless handsets. There also are some safety risks associated with the use of wireless handsets while driving. Legislation has been proposed in the United States Congress and many state and local legislative bodies to restrict or prohibit the use of wireless phones while driving motor vehicles. Similar laws have been enacted in other countries and, to date, the State of New York and a small number of localities in the United States have passed restrictive laws. Concerns over these safety risks and the effect of any legislation that may be adopted in response to these risks could limit our ability to market and sell our wireless services. Additionally, litigation relating to illness, accidents, deaths, or serious bodily injuries allegedly incurred as a result of wireless phone use could result in damage awards and adverse publicity.

We have shareholders who could exercise significant influence on management.

        The holders of our Class M convertible preferred stock currently are able to elect two members to our board of directors and can vote, on an as-converted basis, 2,075,471 shares of our Class A common stock, which represented as of March 20, 2002, approximately 10.1% of the voting power of our common stock. If these holders were to disagree with decisions made by management or the board of directors about our plans or operations, they might be able to bring significant pressure to change such plans or operations.

Risks Associated with the Notes

The notes are unsecured and subordinated in right of payment to our existing and future senior indebtedness, including all indebtedness under the credit facility.

        The notes are our unsecured obligations and are subordinated in right of payment to all current and future senior debt, including indebtedness under our credit facility. By reason of such subordination, in the event of our insolvency, liquidation, or other reorganization, the senior indebtedness must be paid in full before repayment of the principal of, premium, if any, or interest on the notes. As of December 31, 2001, on a pro forma basis after giving effect to the sale of the notes and the application of the proceeds of the sale to reduce balances under the credit facility, the aggregate amount of our senior indebtedness would have been $821.7 million, and the undrawn balance under the credit facility would have been $262.9 million.

        The notes rank equally in right of payment with our $125 million aggregate principal amount of 9 5/8% notes. In addition, if we meet certain leverage ratios under our credit facility, the 9 5/8% notes, and the notes, we may elect to exchange our exchangeable preferred stock for senior subordinated indebtedness that would rank equally with the notes. As of December 31, 2001, we had outstanding $388.3 million in liquidation preference of our exchangeable preferred stock.

        In the event of a default in the payment of principal or interest on any of our senior indebtedness, we will not be permitted to make any payment with respect to the principal of, or premium, if any, or interest on the notes unless and until such default has been cured or waived. In the event of any other default permitting the acceleration of designated senior indebtedness or indebtedness under the credit facility where we have received notice of such default, we may not make any payment with respect to the principal of or premium, if any, or interest on the notes unless and until such default has been cured or waived; provided, however, that such other default will not prevent the making of payments on the notes for more than 179 consecutive days after we have received notice of such default. Upon any payment or distribution of our assets upon a total or partial liquidation, dissolution, reorganization, or similar proceeding, the holders of senior indebtedness will be entitled to receive payment in full before the holders of the notes are entitled to receive any payment. See "Description of the Notes—Subordination."

        Our obligations on the notes will be effectively subordinated in right of payment to any obligations and preferred stock of our subsidiaries, including the senior guarantees by such subsidiaries of the credit facility. As of December 31, 2001, our subsidiaries had no outstanding debt, other than the guarantees, and no outstanding preferred stock. The indenture governing the notes permits us to incur additional senior indebtedness and permits our subsidiaries to incur a limited amount of indebtedness under certain conditions. See "Description of the Notes—Certain Covenants." In addition, we have pledged the stock of certain of our subsidiaries to secure the borrowings under the credit facility, and we and certain of our subsidiaries have granted liens on substantially all of our assets as security for our obligations under the credit facility. If we become insolvent or are liquidated, or if payment under the credit facility is accelerated, the lenders under the credit facility would be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to instruments governing such indebtedness. Accordingly, such lenders will have a prior claim on our assets and the assets of our subsidiaries. In any such event, because the notes will not be secured by any of our assets, it is possible that there would be no assets remaining from which claims of the holders of the notes could be satisfied, or, if any such assets remained, such assets might be insufficient to satisfy such claims in full.

In the event of a change of control, we would be obligated to offer to repurchase the notes. Such a repurchase could be prohibited by the terms of our credit facility. In addition, we may not have sufficient funds to fulfill our obligation to repurchase the notes upon the occurrence of a change of control.

        We must offer to purchase the notes within 30 days after the occurrence of a change of control at a purchase price equal to 101% of the aggregate principal amount of all outstanding notes plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes—Change of Control."

        The credit facility prohibits us from prepaying the notes, including prepayments pursuant to a change of control offer, as described above. Prior to commencing such an offer to purchase, we would be required to repay in full all our indebtedness that would prohibit us from prepaying the notes, including indebtedness under the credit facility, or obtain any requisite consent to permit the repayment. If we are unable to repay such indebtedness or are unable to obtain the necessary consents, then we will be unable to offer to purchase the notes, and such failure will constitute an event of default under the indenture governing the notes. We may not have sufficient funds available at the time any change of control offer is required.

        The events that constitute a change of control may also be events of default under the credit facility or our other indebtedness. Such events may permit the lenders under such indebtedness to accelerate the indebtedness and, if the indebtedness is not paid, to enforce security interests in our assets, thereby limiting our ability to raise cash to repurchase the notes and reducing the practical benefit of the offer to purchase provisions to the holders of the notes.

        Our 9 5/8% notes also contain a similar change of control purchase requirement. We may not be able to repurchase both the notes and the 9 5/8% notes in the event of a change of control. See "Description of Financing Arrangements."

There is no public market for the notes, and if a market does develop, the price of the notes could be subject to volatility.

        We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotations system, although the notes are expected to be eligible for trading in the PORTAL market. Although the initial purchasers have advised us that they currently intend to make a market in the notes, they are not obligated to do so and any such marketmaking activities may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the notes. If a market for the notes were to develop, future trading prices could depend upon many factors, including prevailing interest rates, our operating results, and the markets for similar securities. Historically, the market for non-investment grade securities has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. There can be no assurance that if a market for the notes were to develop, such a market would not be subject to similar disruptions.

You will be subject to transfer restrictions if you fail to exchange your outstanding notes.

        Outstanding notes that are not tendered or are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to existing restrictions on transfer, and, upon completion of the exchange offer, registration rights with respect to the outstanding notes will terminate. In addition, any holder of outstanding notes who tenders in the exchange offer for the purpose of participating in a distribution of the registered notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent outstanding notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted outstanding notes could be adversely affected due to a reduction in market liquidity.

We are not obligated to notify you of untimely or defective tenders of outstanding notes.

        We will issue registered notes in this exchange offer only after a timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal, and all other required documents. Therefore, if you want to tender your outstanding notes, please allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange.

We may be subject to laws relating to fraudulent conveyance.

        Various fraudulent conveyance laws have been enacted for the protection of creditors and may be used by a court to subordinate or avoid the notes in favor of other existing and future creditors. If in a lawsuit on behalf of any of our unpaid creditors or a representative of those creditors a court were to find that, at the time we issued the notes, we:

  •
  intended to hinder, delay, or defraud any existing or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others; or

  •
  did not receive fair consideration or reasonably equivalent value for issuing the notes;

and we:

  •
  were insolvent;

  •
  were rendered insolvent by reason of that issuance;

  •
  were engaged or about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our business; or

  •
  intended to incur, or believed that we would incur, debts beyond our ability to pay as they matured,

the court could void our obligations under the notes. Alternatively, the noteholders' claims could be subordinated to claims of the other creditors. Based upon financial and other information currently available to us, we believe:

  •
  the notes will be issued for proper purposes and in good faith;

  •
  we will be solvent after issuing the notes; and

  •
  we will be able to pay our debts as they mature after issuing the notes.

Antitakeover provisions could prevent a sale of our business to a third party.

        Some of the following provisions of our Articles of Incorporation, Amended and Restated Bylaws, and Minnesota law could delay or prevent a change of control or a change in management that may be beneficial to shareholders and holders of the notes:

  •
  provisions for a classified board of directors;

  •
  provisions for advance notice for director nominations and shareholder proposals;

  •
  provisions allowing holders of our Class B common stock ten votes per share as compared to one vote per share for our Class A common stock;

  •
  provisions for supermajority votes to approve mergers or amend specified provisions of the Articles and Bylaws; and

  •
  statutory limits regarding share acquisitions and business combinations.

        We also have adopted a rights plan that could discourage, delay, or prevent someone from acquiring us at a premium price. Under the rights plan, exercise of preferred stock purchase rights attached to each share of our common stock could result in substantial dilution to a person or group acquiring 15% or more of our stock if the acquisition is not approved by our board of directors.

        In addition, the documents governing our indebtedness contain limitations on our ability to enter into a change of control transaction. Under these documents, the occurrence of a change of control transaction, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of the indebtedness.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the registered notes in exchange for the outstanding notes. In consideration for issuing the registered notes, we will receive outstanding notes of like original principal amount, the terms of which are identical in all material respects to the registered notes. Outstanding notes received in the exchange offer will be cancelled. Accordingly, the issuance of the registered notes will not result in any increase in our indebtedness.

SELECTED CONSOLIDATED
FINANCIAL AND OPERATING DATA

        The following tables set forth certain of our consolidated financial and operating data as of and for each of the five years in the period ended December 31, 2001. We derived consolidated financial data for each of the five years ended December 31 from our consolidated financial statements, which have been audited by Arthur Andersen LLP.

        The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	Years Ended December 31
	1997	1998	1999	2000(1)	2001(2)
	(In thousands)
Statement of Operations Data:
Revenues:
Service	$52,456	$90,997	$125,361	$238,556	$305,988
Roaming	9,622	19,821	43,081	98,693	116,541
Equipment	1,020	2,700	7,299	18,848	18,627

Total revenues	63,098	113,518	175,741	356,097	441,156
Operating expenses:
Network costs	20,773	33,863	38,549	85,988	101,509
Cost of equipment sales	2,807	5,968	10,951	34,711	28,415
Selling, general and administrative	25,225	39,156	54,753	95,034	117,855
Depreciation and amortization	12,458	26,532	41,277	91,078	112,577

Total operating expenses	61,263	105,519	145,530	306,811	360,356

Operating income	1,835	7,999	30,211	49,286	80,800
Other income (expense):
Interest expense	(6,065)	(19,060)	(27,116)	(89,839)	(115,272)
Interest and dividend income	232	1,461	467	2,249	1,172
Minority interest	3,082	4,553	1,663	—	—
Other	(350)	(535)	(338)	(24)	(752)

Other income (expense), net	(3,101)	(13,581)	(25,324)	(87,614)	(114,852)

Income (loss) before income taxes, extraordinary item, and cumulative effect adjustment	(1,266)	(5,582)	4,887	(38,328)	(34,052)
Income tax provision	—	—	37	—	—

Net income (loss) before extraordinary item and cumulative effect adjustment	(1,266)	(5,582)	4,850	(38,328)	(34,052)
Extraordinary item—early extinguishment of debt	—	(1,042)	—	(925)	—

Net income (loss) before cumulative effect adjustment	(1,266)	(6,624)	4,850	(39,253)	(34,052)
Cumulative effect adjustment	—	—	—	—	137

Net income (loss)	(1,266)	(6,624)	4,850	(39,253)	(33,915)

Preferred stock dividend	—	(9,090)	(15,912)	(44,081)	(53,644)

Net loss applicable to common shares	$(1,266)	$(15,714)	$(11,062)	$(83,334)	$(87,559)

	Years Ended December 31,
	1997	1998	1999	2000(1)	2001(2)
	(In thousands, except per share amounts)

Weighted average common shares outstanding, basic and diluted	8,853	8,916	9,047	11,510	11,865

Net loss per basic and diluted share:
Net loss per common share before extraordinary item	$(0.14)	$(1.64)	$(1.22)	$(7.16)	$(7.39)
Extraordinary item	—	(0.12)	—	(0.08)	—
Cumulative effect adjustment	—	—	—	—	.01

Net loss per basic and diluted share	$(0.14)	$(1.76)	$(1.22)	$(7.24)	$(7.38)

Comprehensive loss:
Net loss applicable to common shares	$(1,266)	$(15,714)	$(11,062)	$(83,334)	$(87,559)

Hedging activity:
Cumulative effect of SFAS No. 133	—	—	—	—	(5,917)
Current year effect of SFAS No. 133	—	—	—	—	(24,660)

Total comprehensive loss	$(1,266)	$(15,714)	$(11,062)	$(83,334)	$(118,136)

	As of December 31,
	1997	1998	1999	2000	2001
	(In thousands)
Balance Sheet Data:
Working capital (deficit)	$514	$(9,538)	$(5,887)	$(30,404)	$(18,273)
Net property and equipment	77,920	131,714	130,651	234,490	244,980
Total assets	181,588	480,524	526,278	1,771,796	1,836,779
Total long-term debt	128,000	298,851	339,742	1,157,472	1,290,338
Total shareholders' equity (deficit)	33,731	19,279	9,427	79,955	(36,967)

	Years Ended December 31,
	1997	1998	1999		2000(1)	2001(2)
Other Financial Data:
Ratio of earnings to fixed charges(3)	—	—	1.17	x	—	—
Other Operating Data:
Customers at period end:
Voice:
Postpaid cellular	84,600	186,892	227,619		515,425	585,097
Prepaid cellular	—	296	2,494		20,832	33,255
Wireless Alliance	17,167	16,208	15,658		15,865	14,417
Wholesale	—	—	—		12,727	29,139

	101,767	203,396	245,771		564,849	661,908
Paging	9,312	11,254	12,476		12,214	9,740

Total customers	111,079	214,650	258,247		577,063	671,648
Marketed POPs	1,939,000	3,049,000	3,118,000		5,443,000	5,893,000
Penetration(4)	5.2%	6.7%	7.9%		10.1%	10.7%
Retention(5)	98.4%	98.3%	98.3%		98.2%	97.8%
Average monthly revenues per customer(6)	$ 56	$ 55	$ 54		$ 61	$ 59
Acquisition cost per customer(7)	$358	$395	$365		$358	$287
Cell sites / base stations	121	286	328		654	684

(1)
Does not include any operating results of assets that we acquired from Triton Cellular for $1.265 billion in April 2000 for any period prior to the date of acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Strategic History" for pro forma information.

(2)
Does not include any operating results for Saco River Telegraph and Telephone Company, which we acquired on January 1, 2001, for $194 million, for any period prior to the date of acquisition or any operating results of the Saco River ILEC, which we classified as an asset held for sale during the relevant periods and sold in October 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Strategic History" for pro forma information.

(3)
The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Fixed charges consist of all interest, whether expensed or capitalized, amortization of debt costs, and the portion of rent expense representing interest. Earnings consist of income before income tax, extraordinary item, cumulative effect adjustment, and preferred stock dividends plus fixed charges reduced by capitalized interest. On this basis, earnings for some periods were not adequate to cover fixed charges; therefore, no ratio is shown.

(4)
Represents the ratio of wireless voice customers, excluding wholesale customers, at the end of the period to marketed POPs.

(5)
Determined for each period by dividing total postpaid wireless voice customers discontinuing service during such period by the average postpaid wireless voice customers for such period (customers at the beginning of the period plus customers at the end of the period, divided by two), dividing that result by the number of months in the period, and subtracting such result from one.

(6)
Determined for each period by dividing the sum of access, airtime, roaming, long distance, features, connection, disconnection, and other revenues for such period by the monthly average postpaid wireless voice customers for such period (customers at the beginning of the period plus customers at the end of the period, divided by two), and dividing that result by the number of months in such period.

(7)
Determined for each period by dividing the sum of selling and marketing expenses, net costs of equipment sales, and depreciation of rental telephone equipment by the gross postpaid wireless voice customers added during such period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. Some statements in this section may be forward-looking. See "Forward-Looking Statements."

Introduction

        We have materially expanded our business since 1996 through a series of acquisitions, increasing the population to whom we market our services from 636,000 to 5.9 million, covering the Midwest, Northeast, South, and Northwest regions. Through each major acquisition, we doubled the number of our customers. As of December 31, 2001, we provided wireless voice services to approximately 633,000 customers, excluding wholesale customers.

        Our principal operating objective is to increase revenues and achieve profitability through the development of new markets and increased penetration in existing markets. We believe that we can achieve this objective because our rural markets provide growth opportunities due to their lower current penetration rates and reduced competition for customers as compared to wireless systems located in larger metropolitan areas.

        Our revenues primarily consist of service, roaming, and equipment revenues, each of which is described below:

  •
  Service revenues include monthly access charges, charges for airtime used in excess of the time included in the service package purchased, activation fees, long distance charges derived from calls placed by customers as well as wireless and paging equipment lease revenues. Also included are activation fees and charges for such features as voicemail, call waiting, and call forwarding. Service revenues also include incollect revenues, which include the charges to our customers when they use their wireless phones in other wireless markets. We do not charge installation or connection fees.

  •
  Roaming revenues include only outcollect revenues, which we receive when other wireless providers' customers use our network.

  •
  Equipment revenues include sales of wireless and paging equipment, accessory sales to customers, and network equipment reselling.

        Our operating expenses include network costs, cost of equipment sales, selling, general and administrative expenses, and depreciation and amortization, each of which is described below:

  •
  Network costs include switching and transport expenses and expenses associated with the maintenance and operation of our wireless network facilities, as well as charges from other service providers for resold minutes and the expense associated with incollect revenues.

  •
  Cost of equipment sales includes costs associated with telephone equipment and accessories sold to customers. In recent years, we and other wireless providers have increased the use of discounts on phone equipment as competition between service providers has intensified. As a result, we have incurred, and expect to continue to incur, losses on equipment sales and increased marketing and selling costs per gross additional customer. We expect to continue these discounts and promotions because we believe they will result in increases in the number of our wireless customers and, consequently, increased service revenues. Cost of equipment sales does not include depreciation and amortization or the cost of handsets leased to customers, which is capitalized and amortized over the 19-24 month period of the lease.

  •
  Selling, general and administrative expenses include salaries, benefits, and operating expenses such as marketing, commissions, customer support, accounting, administration, and billing.

  •
  Depreciation and amortization represents the costs associated with the depreciation of our fixed assets and the amortization of our intangible assets, primarily wireless license acquisition costs, goodwill, and customer lists. Depreciation and amortization also includes the amortization of the capitalized cost of handsets leased to customers over the 19-24 month lease period. Our depreciation and amortization expense reflects our acquisition activities and the buildout and upgrade of our network.

        In addition to the operating expenses discussed above, we also incur other expense, primarily interest expense related to financing.

  •
  Interest expense primarily results from borrowings under the credit facility and our 9 5/8% notes, the proceeds of which were used to finance acquisitions and further develop our wireless network. Also contributing to interest expense are adjustments reflecting the change in fair market value of derivatives not qualifying for hedge accounting.

        Preferred stock dividends are related to our issuances of preferred securities in 1998 and 2000 in conjunction with our acquisition activity.

Critical Accounting Policies

Roaming Revenue Reclassification

        We generate revenue from charges to our customers when they use their cellular phones in other wireless providers' markets ("Incollect Revenue"). Until April 2000, we included Incollect Revenue in the roaming revenue line item in our statement of operations. Expense associated with Incollect Revenue, charged by third-party wireless providers, was also included in roaming revenue on a net basis. We used this method because, historically, we have passed through to our customers most of the costs related to Incollect Revenue. However, the wireless industry, including our company, has increasingly been using pricing plans that include flat rate pricing and larger home service areas. Under these types of plans, amounts charged to us by other wireless providers may not necessarily be passed through to our customers.

        In April 2000, we adopted a policy to include the associated expense from our incollect activity in network cost rather than reducing roaming revenue and to include Incollect Revenue as service revenue rather than increasing roaming revenue. Roaming revenue includes only the revenue from other wireless providers' customers who use our network ("Outcollect Revenue"). Prior periods have been restated to conform to this new presentation. This change in presentation has no impact on operating income.

Recently Issued Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives but with no maximum life. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we were required to adopt SFAS No. 142 effective January 1, 2002. We recorded goodwill amortization of $14.5 million and $10.5 million for the years ended December 31, 2001 and 2000, respectively. Effective January 1, 2002, we will not include amortization of goodwill in our statements of operations. Had SFAS No. 142 not become effective, our expected goodwill amortization for 2002 would have been approximately $16.7 million.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. The provisions of SFAS No. 144 will be effective for fiscal years beginning after December 15, 2001. Management is currently evaluating the impact the implementation of this statement will have on our financial position or results of operations.

Principles of Consolidation

        Our consolidated financial statements include the accounts of RCC and our wholly owned subsidiaries and our majority owned joint venture, Wireless Alliance, LLC ("Wireless Alliance"). All significant intercompany balances and transactions have been eliminated.

Income Taxes

        We follow the liability method of accounting for income taxes, and deferred income taxes are based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities based on enacted tax laws.

Net Income (Loss) Per Common Share

        Basic EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted EPS is computed by including dilutive common stock equivalents with the basic weighted average shares outstanding. Potential common shares of 1,588,734, 1,266,422 and 1,046,547 related to our outstanding stock options were excluded from the computation of diluted loss per share for the years ended December 31, 2001, 2000 and 1999, respectively, as inclusion of these shares would have been antidulitive.

Strategic History

        We were founded in 1991 through the combination of five partnerships holding different cellular licenses in Minnesota. Since then, we have completed the following acquisitions:

  •
  In May 1997, we acquired wireless operations and licenses covering portions of Maine for approximately $85.7 million.

  •
  In July 1998, we acquired wireless operations and licenses covering all of Vermont and portions of Massachusetts, New Hampshire, and New York for approximately $262.5 million.

  •
  In August 1998, we acquired wireless operations and a license in western Maine for approximately $7.5 million.

  •
  In February 1999, we acquired wireless operations and a license in South Dakota for approximately $11.9 million.

  •
  In April 2000, in the Triton Cellular acquisition, we acquired wireless operations and licenses covering portions of Alabama, Kansas, Mississippi, Oregon, and Washington for approximately $1.265 billion.

  •
  In January 2001, in the Saco River acquisition, we acquired wireless operations and licenses in the Portsmouth, New Hampshire service areas for approximately $194.0 million. In the acquisition, we also acquired the ILEC business of Saco River. We sold the Saco River ILEC in October 2001 for approximately $35.7 million in cash and used the net proceeds to repay indebtedness under the credit facility.

        All of these acquisitions were accounted for as purchases and were included in our historical financial statements from their respective dates of acquisition. As a result of our acquisitions, we do not believe our historical financial condition and results of operations are necessarily indicative nor should they be relied upon as an indicator of future performance.

        The following unaudited pro forma information presents the consolidated results of operations for the years ended December 31, 2000 and 2001 as if the acquisitions of Triton Cellular and Saco River, excluding the Saco River ILEC, had occurred as of January 1, 2000. This summary is not necessarily indicative of what the results of our operations and the operations of Triton Cellular and Saco River would have been if they had been a single entity during such period, nor does it purport to represent results of operations for any future periods.

Unaudited Pro Forma Condensed Statements of Operations

	Years ended December 31,
	2000	% of Revenues	2001	% of Revenues
	(In thousands, except per share)
Revenues:
Service	$278,127	65.7%	$305,988	69.4%
Roaming	123,938	29.2	116,541	26.4
Equipment	21,703	5.1	18,627	4.2

Total revenues	423,768	100.0	441,156	100.0

Operating expenses:
Network costs	103,165	24.3	101,509	23.0
Cost of equipment sales	39,627	9.4	28,415	6.4
Selling, general and administrative	112,606	26.6	117,855	26.7
Depreciation and amortization	110,699	26.1	112,577	25.5

Total operating expenses	366,097	86.4	360,356	81.6

Operating income	57,671	13.6	80,800	18.4

Net loss before extraordinary item and cumulative effect adjustment	(63,387)	(15.0)	(34,052)	(7.7)

Net loss applicable to common shares	$(111,634)	(26.3)%	$(87,559)	(19.9)%

Weighted average common shares outstanding	11,510		11,865

Net loss per basic and diluted common share	$(9.70)		$(7.38)

Results of Operations

        The following table presents certain consolidated statement of operations data as a percentage of total revenues as well as other operating data for the periods indicated.

	Years Ended December 31,
	1999	2000	2001
Revenues:
Service	71.3%	67.0%	69.4%
Roaming	24.5	27.7	26.4
Equipment	4.2	5.3	4.2

Total revenues	100.0	100.0	100.0

Operating expenses:
Network costs	21.9	24.1	23.0
Cost of equipment sales	6.2	9.7	6.4
Selling, general and administrative	31.2	26.7	26.7
Depreciation and amortization	23.5	25.6	25.5

Total operating expenses	82.8	86.1	81.6

Operating income	17.2	13.9	18.4

Other income (expense):
Interest expense	(15.4)	(25.2)	(26.1)
Interest and dividend income	0.3	0.6	0.3
Minority interest	0.9	—	—
Other	(0.2)	0.0	(0.2)

Other expense, net	(14.4)	(24.6)	(26.0)

Income (loss) before income tax, extraordinary item, and cumulative effect adjustment	2.8	(10.7)	(7.6)
Income tax provision	0.0	—	—

Income (loss) before extraordinary item and cumulative effect adjustment	2.8	(10.7)	(7.6)
Extraordinary item—early extinguishment of debt	—	(0.3)	—

Net income (loss) before cumulative effect adjustment	2.8	11.0	(7.6)
Cumulative effect adjustment	—	—	0.0

Net income loss	2.8	(11.0)	(7.6)
Preferred stock dividend	(9.1)	(12.4)	(12.2)

Net loss applicable to common shares	(6.3)%	(23.4)%	(19.8)%

EBITDA (1)	40.7%	39.4%	43.8%

(1)
EBITDA is the sum of earnings before interest, taxes, depreciation and amortization and is utilized as a performance measure within the wireless industry. EBITDA is not intended to be a performance measure that should be regarded as an alternative for other performance measures and should not be considered in isolation. EBITDA is not a measure of financial performance under generally accepted accounting principles and does not reflect all expenses of doing business (e.g., interest expense, preferred stock dividends, depreciation). Accordingly, EBITDA should not be considered as having greater significance than or as an alternative to net income or operating income as an indicator of operating performance or to cash flows as a measure of liquidity. Also, as calculated above, EBITDA may not be directly comparable to similarly titled measures reported by other companies.

Years ended December 31, 2001 and 2000

Revenues

        Service Revenues.    Consolidated service revenues for 2001 increased 28.3% to $306.0 million from $238.6 million in 2000. The revenue growth reflects the additional revenue resulting from the acquisitions of Triton Cellular in April 2000 and Saco River in January 2001, together with additional customers added through increased penetration in existing markets. We expect service revenues to increase in the future primarily as a result of further anticipated industry-wide growth in customers and expansion of coverage.

        Roaming Revenues.    Reflecting the acquisition of Triton Cellular and Saco River together with increases in outcollect roaming minutes, consolidated roaming revenues for 2001 increased 18.1% to $116.5 million from $98.7 million in 2000. Roaming minutes in existing markets have increased in part due to the activation of additional cell sites and increased industry-wide wireless usage. Partially offsetting the revenue increase during 2001 was the decrease in outcollect roaming yield per minute. Including toll, outcollect roaming yield decreased to $0.34 in 2001 as compared to $0.48 in 2000. AT&T Wireless and Verizon account for approximately 70% of our outcollect minutes. We expect increases in outcollect minute volumes to continue offsetting declines in roaming yield per minute, resulting in moderate roaming revenue growth in 2002 as compared to 2001.

        Equipment Revenues.    Consolidated equipment revenues for 2001 decreased 1.2% to $18.6 million from $18.8 million in 2000. The decrease in equipment revenue reflects the additional equipment revenue from the Triton Cellular and Saco River acquisitions offset by reductions in equipment margin, network equipment reselling and an increase in phone service leasing. We expect continued usage of our phone leasing program in 2002, resulting in similar levels of equipment revenue in 2002, as compared to 2001.

Operating Expenses.

        Network Costs.    Primarily reflecting the additional network costs from the acquisition of Triton Cellular and Saco River and increases in incollect minutes, consolidated network costs for 2001 increased 18.1% over 2000 to $101.5 million as compared to $86.0 million in 2000. Also contributing to this increase was the cost relating to greater incollect activity resulting from service plans with expanded local service areas. Offsetting the increase in incollect minutes was a decline in per minute cost in 2001 to $0.25 from $0.40 in 2000. Total incollect cost was $48.9 million in 2001 as compared to $48.6 million in 2000. As a percentage of total revenues, consolidated network costs for 2001 decreased to 23.0% from 24.1% in 2000. We expect a moderate increase in incollect cost in 2002 as compared to 2001 due to increases in incollect minutes partially offset with declines in anticipated incollect cost per minute.

        Cost of Equipment Sales.    Cost of equipment sales for 2001 decreased 18.1% to $28.4 million as compared to $34.7 million in 2000. As a percentage of revenue, cost of equipment sales for 2001 decreased to 6.4% as compared to 9.7% in 2000. Contributing to the decrease in cost of equipment sales was a greater emphasis on our phone service leasing plans during 2001 under which the cost of handsets is capitalized rather than expensed as cost of equipment sold. The initial cost of these capitalized handsets is not included in acquisition cost per customer ("ACPC"), contributing to the decrease in 2001 as compared to 2000. The capitalized cost of the handset is depreciated over a period of 19-24 months. During 2001, we capitalized approximately $20.1 million in phone service handsets. Because we anticipate a decline in customer migration to digital handsets, partially offset by a decline in the use of leased phone service programs, cost of equipment is expected to decline moderately in 2002 as compared to 2001.

        Selling, General and Administrative.    Selling, general and administrative ("SG&A") expenses for 2001 increased 24.0% over 2000 to $117.9 million from $95.0 million. The increase in SG&A expenses primarily reflects RCC's ownership of Triton Cellular and Saco River operations in 2001. Also contributing to the increase in SG&A expense was an increase in the provision for doubtful accounts to $13.9 million in 2001 as compared to $5.1 million in 2000. SG&A expenses, as a percentage of sales, was 26.7% in 2001 and 2000. We believe our provision for doubtful accounts will decline in 2002 as compared to 2001, resulting in SG&A declining moderately as a percentage of revenue in 2002.

        Depreciation and Amortization.    Depreciation and amortization expense for 2001 increased 23.6% over 2000 to $112.6 million from $91.1 million. The increase reflects added amortization from the intangible assets acquired from Saco River and depreciation attributable to Saco River's existing property, plant and equipment. Also contributing to added depreciation expense during 2001 was $46.0 million of capital expenditures during the year ended December 31, 2001.

        With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS No. 142 effective January 1, 2002. Goodwill amortization of $14.5 million and $10.5 million is included in our consolidated statements of operations for the years ended December 31, 2001 and 2000, respectively. Effective January 1, 2002, we will not include amortization of goodwill in our statements of operations. Had SFAS No. 142 not become effective, our goodwill amortization for 2002 would have been approximately $16.7 million.

Other Income (Expense)

        Interest Expense.    Interest expense for 2001 increased 28.3% to $115.3 million as compared to $89.8 million in 2000. The increase primarily reflects increased borrowings under the credit facility to complete the acquisitions of Triton Cellular and Saco River. Contributing to the increase in interest expense was a net $1.3 million noncash charge reflecting the change in fair market valuation of derivatives not qualifying for hedge accounting, together with $11.6 million in additional interest expense resulting from the derivatives.

Preferred Stock Dividends

        Preferred stock dividends in 2001 increased 21.7% to $53.6 million as compared to $44.1 million in 2000. The increase primarily resulted from the issuances of junior and senior exchangeable preferred stock in February 2000, Class T preferred stock in March 2000, and Class M preferred stock in April 2000.

        Also contributing to the increase in preferred stock dividends is our practice of paying dividends by issuing additional shares of exchangeable preferred stock rather than in cash, thereby increasing the basis for subsequent dividend distributions. Throughout 2001, RCC issued 22,817 and 19,618 shares of senior and junior exchangeable preferred stock, respectively. RCC distributed 6,124 and 5,295 shares of senior and junior exchangeable preferred stock, respectively, in payment of dividends on February 15, 2002.

Years Ended December 31, 2000 and 1999

Revenues

        Service Revenues.    Service revenues for 2000 increased 90.3% to $238.6 million from $125.4 million in 1999. This growth reflects the additional revenues resulting from the Triton Cellular acquisition combined with additional net prepaid and postpaid customers added through increased penetration in existing markets.

        Roaming Revenues.    Reflecting the acquisition of Triton Cellular in April 2000 combined with increases in outcollect roaming minutes, consolidated roaming revenues for 2000 increased 129.1% to

$98.7 million from $43.1 million in 1999. Roaming minutes in existing markets increased in part due to the activation of additional cell sites and increased industry-wide wireless usage resulting from the popularity of single-rate calling plans. Partially offsetting the increase in roaming minutes of use during 2000 was the decrease in roaming yield per minute, including toll, to $0.48 as compared to $0.68 in 1999.

        Equipment Revenues.    Equipment revenues for 2000 increased 158.2% to $18.8 million from $7.3 million in the prior year. This growth reflects our ownership of Triton Cellular for nine months in 2000 as well as increases in direct phone sales programs.

Operating Expenses

        Network Costs.    Primarily reflecting the additional network costs resulting from the acquisition of Triton Cellular, our consolidated network costs for 2000 increased 123.1% to $86.0 million from $38.5 million in 1999. As a percentage of total revenues, consolidated network costs for 2000 increased to 24.1% from 21.9% in 1999. Certain service plans in the newly acquired Triton regions, which extended footprints for their customers, incurred higher than expected increases in incollect minutes, thereby contributing to the increase in network costs as a percentage of total revenues.

        Cost of Equipment Sales.    Reflecting additional equipment costs resulting from the acquisition of Triton Cellular, cost of equipment sales for 2000 increased 217.0% over 1999 to $34.7 million. As a percentage of revenues, cost of equipment sales increased to 9.7% as compared to 6.2% in 1999. Contributing to the increase in cost of equipment sales, as a percentage of revenues, were handset costs resulting from the migration of existing customers from analog service to digital service and greater emphasis on the purchase of digital phones rather than leasing them.

        Selling, General and Administrative.    Selling, general and administrative expenses for 2000 increased 73.6% over 1999 to $95.0 million. The increase in selling, general and administrative expenses primarily reflects our ownership of Triton Cellular operations for the last three quarters of 2000. The increase also reflects higher costs related to more aggressive promotional activity during 2000 as compared to 1999. Reflecting efficiencies resulting from the acquisition of Triton Cellular, selling, general and administrative expenses, as a percentage of revenues for 2000, decreased to 26.7% as compared to 31.2% in 1999.

        Depreciation and Amortization.    Depreciation and amortization expense for 2000 increased 120.7% over 1999 to $91.1 million from $41.3 million. The increase reflects added amortization relating to the intangible assets acquired from Triton Cellular, additional depreciation attributable to Triton's property, plant and equipment, and the depreciation related to $54.8 million of capital expenditures during 2000.

Other Income (Expense)

        Interest Expense.    Interest expense for 2000 increased 231.3% to $89.8 million as compared to $27.1 million in 1999. The increase primarily reflects increased borrowing under the credit facility to complete the acquisition of Triton Cellular.

        Interest and Dividend Income.    Interest and dividend income for 2000 increased to $2.2 million, as compared to $467,000 during 1999. This increase primarily reflects interest earned by our interest bearing restricted escrow accounts and other cash balances funded through increased borrowings and proceeds from the sale of common and preferred stock.

Preferred Stock Dividends

        Preferred stock dividends in 2000 increased 177.0% to $44.1 million as compared to $15.9 million in 1999. The increase primarily resulted from the issuances of junior and senior exchangeable preferred stock in February 2000, Class T preferred stock in March 2000, and Class M preferred stock in April 2000. Dividends on the senior and junior preferred stock were paid through the issuance of additional shares of exchangeable preferred stock. During 2000, we issued as dividends 19,707 and 13,283 shares of senior and junior exchangeable preferred stock, respectively.

Liquidity and Capital Resources

        Our primary liquidity requirements are for working capital, capital expenditures, debt service, acquisitions, and customer growth. In past years, we have met these requirements through cash flow from operations, sales of our common and preferred stock, borrowings under our credit facility, and issuance of our senior subordinated notes. We have a credit facility with a consortium of lenders, which, as of December 31, 2001, provided up to $275 million in revolving loans and $986.7 million in term loans. As of December 31, 2001, $1.112 billion was outstanding under the credit facility. On a pro forma basis, after giving effect to the sale of the outstanding notes and the application of the net proceeds from the sale, as of December 31, 2001, we would have had $821.7 million outstanding under the credit facility and approximately $262.9 million available for future borrowings.

        Our credit facility contains certain financial covenants that, among other things, limit our ability to incur indebtedness, make investments, create or permit liens, make capital expenditures, make guarantees and pay dividends. Our credit facility also requires that we use derivatives to manage interest rate risk. See "—Quantitive and Qualitative Disclosures about Market Risk." On December 14, 2000, March 31, 2001 and January 16, 2002, we obtained amendments and waivers of certain of the financial covenants in the credit facility. As of December 31, 2001, we were in compliance with all covenants.

        Over the next twelve months, we expect to be able to meet our working capital, capital expenditure and debt service requirements and achieve customer growth using cash flow from operations and borrowings under our credit facility. If we make an acquisition, we may need to finance such acquisition with additional debt or equity capital from either the bank markets or the capital markets. Over the longer term, our ability to meet our liquidity requirements will depend on our future operating performance and other factors, many of which are outside of our control.

        We currently are required to pay interest on our 9 5/8% notes and our credit facility. For the year ended December 31, 2001, we paid with cash from operations $12.0 million and $104.9 million in interest on our 9 5/8% notes and credit facility, respectively. In 2002, we expect to fund our cash interest payments on the 9 5/8% notes, the notes, and the credit facility with cash from operations.

        We currently pay dividends on our senior and junior exchangeable preferred stock by issuing additional shares. Beginning in May 2003, we will be required to pay cash dividends on our senior exchangeable preferred stock, and beginning in February 2005, we will be required to pay cash dividends on our junior exchangeable preferred stock. We anticipate that the annual dividends will be approximately $30 million on the senior exchangeable preferred stock and approximately $32 million on the junior exchangeable preferred stock. We believe that we will be able to pay these dividends with cash flow from operations.

        The following table summarizes our anticipated cash requirements through December 31, 2006 under our contractual obligations existing as of January 16, 2002, excluding interest payable under the credit facility, the 9 5/8% notes, and the notes.

	Total	2002	2003	2004	2005	2006	Thereafter
	(in thousands)
Credit facility	$813,853	$—	$37,001	$62,808	$74,035	$89,754	$550,255
9 3/4% Senior subordinated notes (due 1/15/2010)	300,000	—	—	—	—	—	300,000
9 5/8% Senior subordinated notes (due 5/15/2008)	125,000	—	—	—	—	—	125,000
Senior exchangeable preferred stock (due 5/15/2010)(*)	251,814	—	—	—	—	—	251,814
Senior exchangeable preferred stock cash dividends beginning May 15, 2003	212,899	—	18,626	29,889	29,888	29,888	104,608
Junior exchangeable preferred stock (due 2/15/2011)(**)	253,859	—	—	—	—	—	253,859
Junior exchangeable preferred stock cash dividends beginning February 15, 2005	196,243	—	—	—	28,037	32,556	135,650
Lease obligations	24,390	7,142	5,410	4,023	2,716	1,476	3,623
Other long-term obligations	6,500	—	6,500	—	—	—	—

Total contractual cash obligations	$2,184,558	$7,142	$67,537	$96,720	$134,676	$153,674	$1,724,809

(*)
Assumes anticipated senior exchangeable preferred stock dividends are paid in kind through May 15, 2003.
(**)
Assumes anticipated junior exchangeable preferred stock dividends are paid in kind through February 15, 2005.

        Capital expenditures for 2001 were approximately $46.0 million. These purchases reflect the continued expansion of our existing wireless coverage, the leasing of handsets to certain customer groups, and upgrading of existing cell sites and switching equipment. We have budgeted capital expenditures for fiscal 2002 of approximately $75 million. Capital expenditures in 2002 will include the maintenance of our existing infrastructure, enhancing coverage in our service areas, and meeting the buildout requirement for our PCS licenses.

        Net cash provided by operating activities was $75.5 million for the year ended December 31, 2001. Adjustments to the $33.9 million net loss to reconcile to net cash provided by operating activities included $112.6 million in depreciation and amortization, a $849,000 decrease in accounts receivable, a $7.8 million decrease in accounts payable, and a $1.4 million decrease in other accrued expenses.

        Net cash used in investing activities for the year ended December 31, 2001 was $174.5 million. The principal use of cash was the January 2001 acquisition of Saco River, partially offset by the sale of the Saco River ILEC in October 2001. Also contributing to cash used in investing activities was $46.0 million in purchases of property and equipment.

        Net cash provided by financing activities was $98.8 million for the year ended December 31, 2001, consisting primarily of $349.3 million from the issuance of long-term debt, partially offset by $256.1 million in repayments of long-term debt. In addition, we received $8.7 million in proceeds from entering into a swaption contract and paid $4.4 million in debt issuance costs.

Seasonality

        We experience seasonal fluctuations in revenues and operating income. Our average monthly roaming revenues per cellular customer increase during the second and third calendar quarters. This increase reflects greater usage by our roaming customers who travel in our wireless service area for weekend and vacation recreation or work in seasonal industries. Because our wireless service area includes many seasonal recreational areas, we expect that roaming revenues will continue to fluctuate seasonally more than service revenues.

        Certain unaudited quarterly results for 2001 and 2000 are set forth below:

	2001 Quarter Ended
	March 31	June 30	September 30	December 31
	(In thousands, except per share and average monthly revenues per customer)
Revenues:
Service	$70,036	$80,151	$80,234	$75,567
Roaming	23,215	28,350	38,106	26,870
Equipment	5,133	4,545	4,842	4,107

Total revenues	98,384	113,046	123,182	106,544
Operating income	15,833	23,534	27,971	13,462
Net loss applicable to common shares	$(28,257)	$(21,630)	$(14,830)	$(22,842)
Basic and diluted net loss per share	$(2.39)	$(1.82)	$(1.25)	$(1.92)
EBITDA (1)	$42,731	$51,223	$56,814	$42,609
Average monthly revenue per customer	$54	$60	$65	$56
	2000 Quarter Ended
	March 31	June 30	September 30	December 31
	(In thousands, except per share and average monthly revenues per customer)
Revenues:
Service	$33,594	$66,608	$69,936	$68,418
Roaming	10,310	27,138	35,409	25,836
Equipment	2,725	6,011	4,800	5,312

Total revenues	46,629	99,757	110,145	99,566
Operating income	4,321	14,390	22,238	8,337
Net loss applicable to common shares	$(6,020)	$(26,418)	$(19,243)	$(31,653)
Basic and diluted net loss per share	$(0.57)	$(2.24)	$(1.63)	$(2.68)
EBITDA (1)	$15,521	$40,185	$48,925	$35,733
Average monthly revenue per customer	$57	$62	$66	$59

(1)
EBITDA is the sum of earnings before interest, taxes, depreciation and amortization and is utilized as a performance measure within the wireless industry. EBITDA is not intended to be a performance measure that should be regarded as an alternative for other performance measures and should not be considered in isolation. EBITDA is not a measure of financial performance under generally accepted accounting principles and does not reflect all expenses of doing business (e.g., interest expense, preferred stock dividends, depreciation). Accordingly, EBITDA should not be considered as having greater significance than or as an alternative to net income or operating income as an indicator of operating performance or to cash flows as a measure of liquidity. Also, as calculated above, EBITDA may not be directly comparable to similarly titled measures reported by other companies.

Quantitative and Qualitative Disclosures about Market Risk

        We have used senior subordinated notes and bank credit facilities to finance, in part, our acquisition activities, capital requirements, and operations. These on-balance sheet financial instruments, to the extent they provide for variable rates of interest, expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the London Interbank Offering Rate, or LIBOR, or the prime rate, which we use to determine the interest rates that are applicable to borrowings under our bank credit facilities. We use derivative financial instruments to manage interest expense.

        RCC's financial instruments are as follows:

		Interest rate range		Carrying value		Estimated fair market value
(Dollars in thousands)	Notional amount	(Not to exceed)	(Not to be less than)	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
Financial assets
Cash	$—	—	—	$1,995	$2,205	$1,995	$2,205
(*) Interest rate Flooridor:
Fleet Bank (terminates May 12, 2003)	252,000	—	—	1,699	—	1,699	2,640
Accounts receivable, net	—	—	—	45,279	43,324	45,279	43,324

Total financial assets	$252,000			$48,973	$45,529	$48,973	$48,169

Financial liabilities
Credit facility	—	—	—	$1,111,510	$1,018,350	$987,145	$993,899
9 5/8% Senior subordinated notes	—	—	—	125,000	125,000	127,031	116,875
11 3/8% Senior exchangeable preferred stock	—	—	—	215,373	172,817	187,375	141,710
12 1/4% Junior exchangeable preferred stock	—	—	—	172,901	159,618	145,237	131,094

	—	—	—	1,624,784	1,475,785	1,446,788	1,383,578
Derivative financial instruments
Interest rate swap agreements:
TD Securities (terminates May 16, 2003)	84,000	6.632%	6.632%	6,095	—	6,095	3,500
PNC Bank (terminates May 16, 2003)	42,000	7.609%	7.609%	3,016	—	3,016	1,756
Union Bank (terminates May 16, 2003)	84,000	7.591%	7.591%	6,153	—	6,153	3,577
Fleet Bank (terminates May 16, 2003)	42,000	6.530%	6.530%	2,924	—	2,924	1,767
Interest rate collar agreements:
PNC Bank (terminates May 25, 2003)	47,000	9.000%	6.510%	2,597	—	2,597	916
Fleet Bank (terminates May 25, 2003)	94,000	9.000%	5.810%	4,654	—	4,654	916
Union Bank (terminates June 5, 2003)	96,000	9.000%	5.480%	3,779	—	3,779	1,341
PNC Bank (terminates June 6, 2003)	94,000	9.000%	5.860%	4,287	—	4,287	1,093
Union Bank (terminates June 5, 2003)	46,000	9.000%	6.100%	2,231	—	2,231	—
(**) Swaption:
TD Securities (terminates March 15, 2008)	131,016	—	—	11,249	—	11,249	—

	760,016			46,985	—	46,985	14,866
Other financial instruments	—	—	—	—	7,374	—	7,374
Other long-term liabilities	—	—	—	6,843	6,748	6,843	6,748

Total financial liabilities	$1,012,016			$1,678,612	$1,489,907	$1,500,616	$1,412,566

(*)
During 2000, we entered into an interest rate instrument ("Flooridor"). The Flooridor does not qualify for hedge accounting treatment under SFAS No. 133 and as such is recorded in the balance sheet at fair value. The related changes in fair value are included in our statement of operations.
(**)
We have $125 million in subordinated debt that was issued in May 1998 and matures in May 2008. The $8.7 million value of an embedded call option within the subordinated debt was monetized in March 2001 resulting in a swaption. The swaption qualifies for hedge accounting treatment under SFAS 133.

        At December 31, 2001, we had debt totaling $1.112 billion under our credit facility. We have interest rate swap and collar agreements covering debt with a notional amount of $629.0 million to effectively change the interest on the underlying debt from a variable rate to a fixed rate for the term of the agreements. After giving effect to these instruments, approximately 61% of our debt was essentially fixed rate debt at December 31, 2001. For fixed rate debt, interest rate changes impact the fair market value of the instrument but do not impact our earnings or cash flows. Conversely, for variable rate debt, interest rate changes generally do not impact the fair market value of the instrument but do impact our future earnings and cash flows, assuming other factors are held constant.

        At the same time we entered into swap agreements with a total notional amount of $252.0 million, we also entered into two "flooridors" with an equivalent total notional amount in order to further manage our interest expense. We paid the counterparty $1.2 million to enter into the flooridors. Under the flooridors, if, as of a quarterly reference date, LIBOR is less than 7.35% but greater than 6.85%, the counterparty is required to make a quarterly payment to us equal to the difference between LIBOR and 7.35% on the notional amount of $252.0 million. If, as of a quarterly reference date, LIBOR is less than 6.85%, the counterparty is required to make a quarterly payment to us equal to 0.50% on the total notional amount. If LIBOR is equal to or greater than 7.35%, neither party is required to make a payment. The flooridors terminate on May 12, 2003. As of December 31, 2001, we recorded the flooridors at their fair market value as a $1.7 million asset.

        Our 9 5/8% notes mature in 2008. They are redeemable at our option for a premium after May 15, 2003. Under some conditions, it could become economically desirable for us to redeem the notes. In order to monetize the value of the option to redeem those notes, we entered into a "swaption" with respect to the notes. The counterparty purchased the swaption from us on March 1, 2001 for $8.7 million. Under the swaption, the counterparty has the right, but not the obligation, to receive a quarterly payment based on a rate of 9.625% per annum on the $131.0 million notional amount of the swaption in return for a quarterly payment based on LIBOR plus 1.50% per annum on that notional amount. This right is first exercisable on March 13, 2003. The swaption terminates on March 15, 2008. Since interest rates have fallen, under Statement of Financial Accounting Standards No. 133, as of December 31, 2001, we recorded the swaption on our balance sheet as a $11.2 million liability.

        Had we not entered into the interest rate swaps, collars, swaptions, and flooridors, and holding other variables constant, such as debt levels, a one percentage point increase in interest rates, net of the effect of derivatives, would have decreased net loss and increased cash flows for the year ended December 31, 2001 by approximately $2.8 million.

        In January 2002, in conjunction with the issuance of the outstanding notes and the resulting higher proportion of fixed rate debt as compared to floating rate debt, we reviewed our derivatives portfolio. After this review, we entered into, at market, two reverse swap hedging transactions with combined notional value of $135 million, effectively increasing the proportion of our floating rate debt. In the reverse swaps, we agreed to receive a fixed rate of 9.75% in exchange for paying a floating rate plus a spread over LIBOR. If LIBOR plus the applicable spread is less than 9.75%, we will receive a payment from the counterparty for the difference between the two rates on the notional amount. If LIBOR plus the applicable spread is more than 9.75%, we will make a payment to the counterparty based on the difference in rates on the notional amount.

        In conjunction with entering into the reverse swaps, we unwound two fixed pay swaps with a total notional amount of $126 million and one collar with a notional amount of $94 million. There was no disbursement of cash involved in the termination because the cost involved in unwinding the fixed pay swaps and the collar, as reflected by the negative market value of these financial instruments, effectively increased the spread over LIBOR on the reverse swaps. In addition, the cost involved in unwinding the fixed pay swaps and the collar is being amortized over the original lives of the instruments.

        After giving effect to these changes in financial instruments and the sale of the notes, approximately 56% of our debt is essentially fixed rate debt as compared to approximately 61% at December 31, 2001.

        See Notes 5 and 12 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding financial instrument activity.

BUSINESS

        We are a wireless communications service provider in the United States, focusing on rural markets. Our network covered a total population of approximately 5.9 million and 633,000 voice customers, excluding wholesale customers, as of December 31, 2001. We believe that rural markets provide strong growth opportunities because these systems have lower current penetration rates and less competition for customers than markets in larger metropolitan areas. In addition, rural markets generally contain a number of vacation destinations and significant highway miles. For these reasons, and because of the distance between population centers, many potential customers spend substantial time traveling through rural markets, resulting in higher roaming revenues than in urban markets.

        Within each of our four regions, we operate through the development of a strong local presence in the communities we serve, which we believe enhances our competitive position and allows us to tailor our product and service offerings to meet our customers' specific needs. Where appropriate, we leverage our successful service programs and operating practices across our various markets.

        We have invested capital and resources to enhance the quality of our networks, expand our geographic footprint, and broaden our service offerings. As a result of our network investments, we believe our customers receive a high level of both regional and local wireless coverage, minimal call blocking and dropped calls, seamless call delivery and hand-off, and access to digital services. Our digital offerings are available in all of our markets and include caller identification, short message services, and numeric paging, as well as other ancillary services such as voicemail and call waiting. As of December 31, 2001, approximately 62% of our wireless customers were using digital handsets whose digital features can be utilized in approximately 90% of our service areas.

        We currently provide wireless communications services in four regional clusters and also have a controlling interest in Wireless Alliance. The following table summarizes our wireless markets as of December 31, 2001:

Builtout Voice Licenses

Cellular	% Ownership	Covered POPs(1)	License	Spectrum	Date of Acquisition
Midwest:
Minnesota RSA 1	100%	50,000	Cellular—B side	25 MHz	04/01/91
Minnesota RSA 2	100%	65,000	Cellular—B side	25 MHz	04/01/91
Minnesota RSA 3	100%	58,000	Cellular—B side	25 MHz	04/01/91
Minnesota RSA 5	100%	215,000	Cellular—B side	25 MHz	04/01/91
Minnesota RSA 6	100%	274,000	Cellular—B side	25 MHz	04/01/91
South Dakota RSA 4	100%	69,000	Cellular—B side	25 MHz	02/01/99

Total Midwest		731,000
Northeast:
Maine, Bangor MSA	100%	145,000	Cellular—B side	25 MHz	05/01/97
Maine RSA 1	100%	84,000	Cellular—B side	25 MHz	07/31/98
Maine RSA 2	100%	142,000	Cellular—B side	25 MHz	05/01/97
Maine RSA 3	100%	227,000	Cellular—B side	25 MHz	05/01/97
Massachusetts RSA 1	100%	72,000	Cellular—A side	25 MHz	07/01/98
New Hampshire, Portsmouth MSA	100%	299,000	Cellular—B side	25 MHz	01/01/01
New Hampshire RSA 1	100%	229,000	Cellular—A side	25 MHz	07/01/98
New York RSA 2	100%	230,000	Cellular—A side	25 MHz	07/01/98
Vermont, Burlington MSA	100%	154,000	Cellular—A side	25 MHz	07/01/98
Vermont RSA 1	100%	217,000	Cellular—A side	25 MHz	07/01/98
Vermont RSA 2	100%	238,000	Cellular—A side	25 MHz	07/01/98

Total Northeast		2,037,000
South:
Alabama RSA 3	100%	136,000	Cellular—A side	25 MHz	04/01/00
Alabama RSA 4	100%	145,000	Cellular—A side	25 MHz	04/01/00
Alabama RSA 5	100%	221,000	Cellular—A side	25 MHz	04/01/00
Alabama RSA 7	100%	172,000	Cellular—A side	25 MHz	04/01/00
Kansas RSA 1	100%	27,000	Cellular—A side	25 MHz	04/01/00
Kansas RSA 2	100%	30,000	Cellular—A side	25 MHz	04/01/00
Kansas RSA 6	100%	19,000	Cellular—A side	25 MHz	04/01/00
Kansas RSA 7	100%	81,000	Cellular—A side	25 MHz	04/01/00
Kansas RSA 11	100%	94,000	Cellular—A side	25 MHz	04/01/00
Kansas RSA 12	100%	47,000	Cellular—A side	25 MHz	04/01/00
Kansas RSA 13	100%	28,000	Cellular—A side	25 MHz	04/01/00
Mississippi RSA 1	100%	183,000	Cellular—A side	25 MHz	04/01/00
Mississippi RSA 3	100%	160,000	Cellular—A side	25 MHz	04/01/00
Mississippi RSA 4	100%	131,000	Cellular—A side	25 MHz	04/01/00

Total South		1,474,000
Northwest:
Oregon RSA 3	100%	159,000	Cellular—A side	25 MHz	04/01/00
Oregon RSA 4	100%	226,000	Cellular—A side	25 MHz	04/01/00
Oregon RSA 6	100%	213,000	Cellular—A side	25 MHz	04/01/00
Washington RSA 2	100%	139,000	Cellular—A side	25 MHz	04/01/00
Washington RSA 3	100%	59,000	Cellular—A side	25 MHz	04/01/00
Washington RSA 8	100%	123,000	Cellular—A side	25 MHz	04/01/00

Total Northwest		919,000

Total Cellular		5,161,000

Wireless Alliance (PCS)
Duluth, Minnesota/Superior, Wisconsin BTA 119	70%	279,000	PCS—B Block	20 MHz	04/10/97
Fargo, North Dakota/Moorhead, Minnesota BTA 166	70%	183,000	PCS—B Block	20 MHz	04/10/97
Grand Forks, North Dakota BTA 166	70%	98,000	PCS—B Block	20 MHz	04/10/97
Sioux Falls, South Dakota BTA 422	70%	172,000	PCS—B Block	20 MHz	11/06/97

Total PCS		732,000

Total		5,893,000

(1)
Population data derived from 2000 U.S. Census Bureau data.

Unbuilt Voice Licenses

	% Ownership	POPs(1)	License	Spectrum	Date of Acquisition
Midwest
St. Cloud, MN BTA 391	100%	288,000	PCS—C Block	30 MHz	07/01/99
Northeast
Manchester & Nashua, NH BTA 274	100%	617,000	PCS—F Block	10 MHz	01/01/01
Portland, Maine BTA 357	100%	521,000	PCS—F Block	10 MHz	01/01/01

		1,426,000

LMDS Licenses

	% Ownership	Call Sign	Spectrum	Date of Acquisition
Brainerd, MN BTA 054-A	100%	WPOK 264	27.5 GHz	08/09/99
Burlington, VT BTA 063-A	100%	WPOK 265	27.5 GHz	08/09/99
Duluth, MN BTA 119-A	100%	WPOK 266	27.5 GHz	08/09/99
Eau Claire, WI BTA 123-A	100%	WPOK 267	27.5 GHz	08/09/99
Fergus Falls, MN BTA 142-B	100%	WPOK 274	31.3 GHz	08/09/99
Glens Falls, NY BTA 164-A	100%	WPOK 268	27.5 GHz	08/09/99
Keene, NH BTA 227-A	100%	WPOK 269	27.5 GHz	08/09/99
La Crosse,WI-Winona, MN BTA 234-A	100%	WPOK 270	27.5 GHz	08/09/99
Lebanon-Claremont, NH BTA 249-A	100%	WPOK 271	27.5 GHz	08/09/99
Mankato-Fairmont, MN BTA 277-B	100%	WPOK 275	31.3 GHz	08/09/99
Plattsburgh, NY BTA 352-A	100%	WPOK 272	27.5 GHz	08/09/99
Rochester-Austin-Albert Lea, MN BTA 378-B	100%	WPOK 276	31.3 GHz	08/09/99
Rutland-Bennington, VT BTA 388-A	100%	WPOK 273	27.5 GHz	08/09/99

(1)
Population data derived from 2000 U.S. Census Bureau data.

Marketing of Products and Services

        We have developed our marketing strategy on a market-by-market basis and offer service plan options to our customers tailored to address their specific needs and to maximize their cellular usage. Most service plans have a fixed monthly access fee, which includes a specified number of minutes, and incremental fees for enhanced services. As a result of our focus on innovative marketing strategies as well as the upgrade of our networks to digital capability, we are able to offer our customers a wide array of enhanced services on an individual or bundled basis. We believe these services stimulate demand for wireless usage and increase customer loyalty. These services include the following:

  •
  Caller ID—Allows a customer to see the phone number and name of the calling party before answering the call or after not answering a call.

  •
  Short Message Service—Allows a customer to receive text messages or content messages.

  •
  Numeric Paging—Allows calling parties to leave a phone number rather than a voice message.

  •
  Visual Message Notification—Allows a customer to know that a text or voice message has been received by displaying an icon on the customer's phone.

  •
  Group Ring—Allows a customer to have multiple phones ring simultaneously when a single cellular phone number is called.

  •
  Add-A-Line—Allows an additional phone to be included on a single account for a flat fee, permitting a customer to share the service plan minutes.

  •
  Voicemail—Allows a customer to receive and retrieve voicemail.

  •
  Regional Personal Toll-Free Number—Provides a customer with a regional personal toll-free number, which encourages customers to distribute their wireless numbers and keep their telephones turned on to accept incoming calls.

  •
  Nationwide Calling Option—Allows a customer to pay a flat fee for all long distance calls made from our service areas.

  •
  Phone Service—Allows customers the option to lease handsets for a nominal monthly charge. This service reduces customers' concerns regarding equipment obsolescence and enables us to better compete with our competitors' free handset offers.

  •
  Paging Services—Marketed both through our own system, covering northern Minnesota and eastern North Dakota, and as a reseller of paging services covering most of our other service areas. We market our paging services as part of our bundled service offerings.

  •
  Voice Activated Dialing—Marketed to provide unique speech recognition services to wireless customers. These services, which include voice activated dialing, require no extra equipment for the customer to buy or install and overlays on their existing wireless service as a voice alternative to touchtone.

        In addition to tailoring our service plans based on features and minutes of use, we also offer our customers regional calling plans and roaming packages that allow our customers to pay home usage rates while traveling within specified regional zones, both in and outside of our wireless service areas. We have also established preferred roaming contracts and developed system integration with adjacent wireless carriers, which permit our customers to receive automatic call delivery, call forwarding, toll-free access to voicemail, call hand-off, and reduced roaming rates nationwide.

        Roaming is an integral component of our service offerings. We have structured our roaming agreements to enable us to provide expanded network access to our customers both regionally and nationally and provide roaming rates based upon factors such as network coverage, feature functionality, and number of customers. A substantial portion of our roaming revenue is derived from agreements with two national wireless providers, AT&T Wireless and Verizon Wireless. For the year ended December 31, 2001, AT&T Wireless accounted for approximately 50%, and Verizon Wireless accounted for approximately 20%, of our total roaming minutes. Under our agreements with AT&T Wireless, Verizon Wireless and other roaming partners, the roaming yield per minute RCC receives from outcollect calling minutes, in addition to the cost per minute RCC pays for our customers' incollect activity, declines over time.

        The following table lists our consolidated historical quarterly roaming yield per minute and incollect cost per minute:

	Quarter Ended
					Annual Average
	March 31	June 30	September 30	December 31
Approximate Outcollect Yield Per Minute (including toll)
2000	$0.52	$0.49	$0.49	$0.45	$0.48
2001	$0.38	$0.36	$0.36	$0.29	$0.34
Approximate Incollect Cost Per Minute
2000	$0.42	$0.40	$0.40	$0.38	$0.40
2001	$0.30	$0.26	$0.24	$0.22	$0.25

        We also have agreements with the North American Cellular Network, which is one of the largest wireless telephone network systems in the world, linking wireless operators throughout the United States and Canada and enabling customers to use their wireless phones to place and receive calls in these areas as easily as they do in their home areas. Through North American Cellular Network, customers are able to receive calls automatically without the use of complicated roaming codes as they roam in more than 5,000 cities and towns in the United States and Canada. In addition, North American Cellular Network enables special services such as call forwarding and call waiting to automatically follow subscribers as they travel.

Distribution and Sales

        We market our wireless products and services through direct sales distribution channels, which include company owned retail stores and account executives. We also utilize indirect sales distribution channels, including independent sales agents. All distribution channels are managed on a regional basis. We believe that our decentralized sales distribution strategy contributes to our service offering success because our regions are able to tailor their respective programs to meet the needs of each local market.

        We conduct

  •
  direct sales through:

    •• retail stores and kiosks that we operate and staff with our employees. As of December 31, 2001, we had 84 stores, primarily located in our more densely populated markets. In addition, we had eight stand-alone kiosks. Our retail locations help us establish our presence and promote retail customer sales and service; and

    •• account executives who are our employees and focus on business and major account sales and service; and

  •
  indirect sales through independent sales agents. Our independent sales agents are established businesses in their communities and may include retail electronics stores, farm implement dealers, automobile dealers, automobile parts suppliers, college and university bookstores, video and music stores, and local telephone companies. Most of the agents sell our services in conjunction with their principal business. We provide cellular, digital, and paging equipment to the agents for sale or rent to customers, and the agents market our services utilizing a cooperative advertising program.

        Each region is responsible for recruiting, training, and supporting sales personnel for each distribution channel. The training and support provided to sales personnel is extensive and continuous.

Customer Service

        To provide consistently superior customer service in our service centers, we have implemented sophisticated local monitoring and control systems and maintain customer service departments consisting of highly trained personnel who are aware of the needs of the customers in our local markets. Our customer service centers are located in Alexandria, Minnesota; Colchester, Vermont; Bangor, Maine; Enterprise, Alabama; and Bend, Oregon. Our customer service centers in the Northeast and Midwest regions can be accessed 24 hours a day, 365 days a year, and are capable of handling both routine and complex technical questions. We believe that having customer service centers located in or near our regional clusters provides a significant competitive advantage because it reinforces the local nature of our product and allows the customer service representatives to offer more customized service as a result of their inherent local knowledge. The customer service centers are also responsible for processing new service orders and service changes for existing customers and maintaining customer records. Our customer service centers maintain a quality control process that monitors call center performance and balances customer service center resources to match call center load levels.

        Customers are contacted periodically and offered additional calling features such as voicemail, call waiting, and call forwarding and are recommended the best service pricing plan for that customer's usage levels. We believe these contact programs enhance customer loyalty, maintain high retention rates, and increase sales of additional features that increase customer airtime usage and generate customer referrals.

Service Marks

        The following table summarizes the brand names we use to market our services in our different regions.

Region	Wireless Voice	Paging	Long Distance
Northeast	UNICEL® CELLULARONE® StarCellular®	UNICEL Paging Service® PAGING by CELLULARONE®	LONG DISTANCE by CELLULARONE® SimplyOne®

Midwest	CELLULAR 2000®, UNICEL®	KEYPAGE®	N/A

Northwest	CELLULARONE®	N/A	N/A

South	CELLULARONE®	N/A	N/A

        We own the UNICEL®, StarCellular®, and SimplyOne® marks. The CELLULAR 2000® name and related marks are owned by Cellular 2000, Inc., of which we currently own a 50% interest. The only business of Cellular 2000, Inc. is the licensing of its service mark to its shareholders. We do not pay any license fees for the use of the CELLULAR 2000® mark. The CELLULARONE® mark is owned by Cellular One Group, and we use the CELLULARONE® service mark pursuant to licensing agreements with Cellular One Group.

Network Operations

        We develop and build our wireless service areas in response to customer demand by adding channels to existing cell sites and by building new cell sites to increase coverage and capacity. Where appropriate, we also upgrade acquired properties to enable us to provide similar quality service over our entire network. We expect to continue our wireless system expansion where necessary to add and retain customers, enhance customer usage on our systems, and increase roaming traffic. We also enhance our systems through scalable network equipment, cell site splitting, cell site sectorization, and digital upgrades of our systems. In addition to the customer quality aspects, these enhancements generally provide improved network system performance and efficiency of operations.

        Our cellular network consisted of 622 cell sites as of December 31, 2001. We will continue to develop our wireless service areas by building new cell sites in locations that increase capacity and improve coverage. In 2001 we added 18 sites through the acquisition of Saco River while adding an additional 12 sites through lease or construction. We plan to lease and purchase additional cell sites during 2002. The additional cell sites will further expand capacity and will allow customers to use lower-powered or hand-held portable telephones throughout our service areas and network.

        We currently rely on time division multiple access, or TDMA, as the primary digital standard for our wireless systems. With TDMA technology our customers' phones have digital compatibility with other wireless systems using TDMA service. Further, the built-in intelligence of digital handsets allows us to manage our incollect costs.

Wireless Alliance

        At December 31, 2001, Wireless Alliance had 62 cell sites. Wireless Alliance has a global system for mobile technology-based personal communications services network, or "GSM." Wireless Alliance utilizes VoiceStream Wireless Corporation's switch.

Other Licenses

        Currently we own, but have not yet developed operating plans for, several additional wireless licensed properties. These wireless licenses include both local multi-point distribution system and personal communications services spectrum.

  •
  Our local multi-point distribution system licensed properties cover approximately 2.6 million POPs and either overlap or are adjacent to our wireless systems. We currently plan to use a portion of the local multi-point distribution system licenses for testing new products, services, and systems. We will then conduct market research on these products and services to determine whether to introduce them in our existing markets.

  •
  In 1999 we acquired a PCS BTA license for a market adjacent to our Midwest region that covers 288,000 POPs. During the fourth quarter of 2001, we began the first phase of the TDMA buildout of this service area.

  •
  As part of the January 2001 acquisition of Saco River, we acquired PCS licenses for two additional BTAs covering 1.1 million POPs in Portland, Maine and Manchester, New Hampshire. We have completed sufficient construction under both licenses to allow us to file timely certification to the FCC of full compliance with the construction requirement as to both licenses.

Suppliers and Equipment Partners

        We do not manufacture any customer or network equipment. The high degree of compatibility among different manufacturers' models of handsets and network facilities equipment allows us to design, supply, and operate our systems without being dependent upon a single source of equipment. We currently purchase handsets primarily from Motorola, Inc., Ericsson, Inc., and Nokia Telecommunications, Inc. We currently purchase network equipment from Northern Telecom, Inc., Lucent Technologies Inc., Harris, Inc., Nokia Telecommunications, Inc., Alcatel, Ericsson, Inc., and Motorola, Inc.

Competition

        We compete against several wireless carriers in each of our markets and also compete with a number of enhanced specialized mobile radio service providers. We compete for customers based on numerous factors, including wireless system coverage and quality, service value equation (minutes and features over price), local market presence, digital voice and features, customer service, distribution strength, and name brand recognition. Some competitors also market other services, such as long distance, landline local exchange, and internet access service, with their wireless telecommunication service offerings. Many of our competitors have been operating for a number of years, currently serve a substantial customer base, and have significantly greater financial, personnel, technical, marketing, sales, and distribution resources than we do.

        The following table lists our competitors on a market-by-market basis:

Region	Cellular Competition	PCS / ESMR Competition

Cellular
Midwest:

Minnesota RSA 1 and 2	Western Wireless Corporation	Cellular Mobile Systems of St. Cloud ("CMS")

Minnesota RSA 3, 5 and 6	American Cellular Corporation	WirelessNorth, L.L.C., CMS, Nextel Communications, Inc., VoiceStream Wireless

South Dakota RSA 4	Western Wireless Corporation	Sprint PCS

Northeast:

Maine, Bangor MSA, RSA 1, 2 and 3	United States Cellular Corporation	N/A

Massachusetts RSA 1	Cingular Wireless	N/A

New Hampshire, Portsmouth MSA	AT&T Wireless	Sprint PCS, Nextel Communications, Inc., VoiceStream Wireless

New Hampshire RSA 1	United States Cellular Corporation	N/A

New York RSA 2	Verizon Communications	N/A

Vermont, Burlington MSA, RSA 1	Verizon Communications	N/A

Vermont RSA 2	United States Cellular Corporation	N/A

South:

Alabama RSA 3	Cingular Wireless	VoiceStream Wireless

Alabama RSA 4	ALLTEL Corporation	VoiceStream Wireless, Pine Belt Wireless

Alabama RSA 5	ALLTEL Corporation, Cingular Wireless, Public Service Telephone	VoiceStream Wireless, Nextel Communications, Inc.

Alabama RSA 7	ALLTEL Corporation	VoiceStream Wireless, Sprint PCS Group

Kansas RSA 1, 2, 6, 7, 12 and 13	ALLTEL Corporation	Westlink Communications (1,2,6,7,12)

Kansas RSA 11	ALLTEL Corporation	PanHandle Telecommunications Systems, Inc.

Mississippi RSA 1 and 4	Cingular Wireless, Cellular Telepak, Inc.	VoiceStream Wireless, Telecorp PCS, Inc.

Mississippi RSA 3	Cellular Telepak, Inc.	VoiceStream Wireless, Telecorp PCS, Inc.

Northwest:

Oregon RSA 3	United States Cellular Corporation, AT&T Wireless	Sprint PCS, Qwest, Nextel Communications, Inc.

Oregon RSA 4	Verizon Communications, AT&T Wireless	VoiceStream Wireless, Sprint PCS, Qwest, Nextel Communications, Inc.

Oregon RSA 6	United States Cellular Corporation	Sprint PCS, Nextel Communications, Inc., VoiceStream Wireless Corporation

Washington RSA 2 and 3	Verizon Communications	Sprint PCS, VoiceStream Wireless

Washington RSA 8	Inland Cellular, AT&T Wireless	Sprint PCS, Qwest

PCS—Wireless Alliance:

Duluth, Minnesota / Superior, Wisconsin	Verizon Communications, Dobson Communications	WirelessNorth, L.L.C., Sprint PCS, Nextel Communications, Inc.

Fargo, North Dakota / Moorhead, Minnesota; Grand Forks, North Dakota	Western Wireless Corporation, Verizon Communications	WirelessNorth, L.L.C., Sprint PCS, Nextel Communications, Inc.

Sioux Falls, South Dakota	Western Wireless Corporation, Verizon Communications.	Sprint PCS, Nextel Communications, Inc

        The telecommunications industry is experiencing significant technological changes, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements, and changes in consumer preferences and expectations. Accordingly, with the entrance of new competitors and the development of new technologies, products, and services, competition in the wireless telecommunications industry has been dynamic and intense.

        In the future, we expect to face increased competition from entities holding licenses for PCS spectrum not yet operating in our markets. We believe that PCS networks will continue to be focused primarily in urban areas due to capital and population coverage requirements. The FCC has issued licenses for both narrowband and broadband PCS, and six broadband licenses were issued in each of our cellular service areas. Narrowband PCS typically provides advanced paging and messaging services. Broadband PCS consists of wireless two-way telecommunications services for voice, data, and other transmissions employing digital micro-cellular technology. Many broadband PCS providers compete with existing wireless systems. Under FCC rules, license holders are allowed to disaggregate the spectrum covered by their license. Accordingly, we may face competition from additional providers of PCS if the FCC approves a disaggregation of spectrum for any license for PCS in one of our service areas. In addition, the Omnibus Budget Reconciliation Act of 1993 required, among other things, the allocation to commercial use of a portion of 200 megahertz of the spectrum currently reserved for government use. Some portion of this spectrum may be used to create new land-mobile services or to expand existing land-mobile services. Further, the FCC has auctioned or announced plans to auction licenses in the 39 GHz spectrum and 700 MHz spectrum that may be used for wireless communications that would compete with our services.

        Specialized mobile radio and other private radio systems, such as those generally used by local dispatch, fleet services, and other communications services that have the technical capability to handle mobile telephone calls, including interconnection to the landline telephone network, may provide competition in some markets. In addition, enhanced specialized mobile radio systems may compete with our wireless services by providing high quality digital communication technology, lower rates, enhanced privacy, and additional features such as paging, particularly in metropolitan areas.

        We also compete to a lesser extent with resellers, landline telephone service providers, fixed wireless services, and satellite-based telecommunications systems. The FCC requires all wireless licensees to provide service to "resellers." A reseller provides wireless services to customers but does not hold a FCC license and might not own facilities. Instead, the reseller buys blocks of wireless telephone numbers and capacity from a licensed carrier and resells service through its own distribution network to the public. Thus, a reseller is both a customer of a wireless licensee's service and also a competitor of that licensee. Several small resellers currently operate in competition with our systems.

        We anticipate that market prices for wireless communications service and equipment will continue to decline in the future based upon increased competition and cost reductions. Our ability to compete successfully is dependent, in part, on our ability to anticipate and respond to various competitive factors affecting the industry. Our marketing and sales organization includes a group that carefully monitors and analyzes competitive products and service offerings, changes in consumer preferences, changes in demographic trends and economic conditions, and pricing strategies by competitors that could adversely affect our operations or present strategic opportunities.

        We believe that we are strategically positioned to compete with other communications technologies that now exist and with wireless resellers. Continuing technological advances in telecommunications and FCC policies that encourage the development of new spectrum-based technologies make it difficult, however, to predict the extent of future competition.

Legislation and Regulation

Overview

        Our business is subject to varying degrees of federal, state and local regulation. The FCC has jurisdiction over all facilities of, and services offered by, telecommunications common carriers such as us, to the extent those facilities are used to provide, originate, or terminate interstate or international communications. The Communications Act of 1934, as amended (the "Communications Act"), preempts state and local regulation of the entry of, or the rates charged by, any provider of commercial mobile radio service, or CMRS, which includes our cellular service and broadband personal communications service. Otherwise, state and local regulatory commissions retain jurisdiction over most of the same facilities and services to the extent they are used to originate or terminate intrastate communications and with respect to zoning and similar matters. In addition, many of the regulations issued by these regulatory bodies may be subject to judicial review, the result of which review we are unable to predict.

        The following summary of regulatory developments and legislation does not purport to describe all present and proposed federal, state, and local regulation and legislation affecting the telecommunications industry. Many existing federal and state legislation and regulations are currently the subject of judicial proceedings, legislative hearings, and administrative proposals which could change, in varying degrees, the manner in which this industry operates. Neither the outcome of these proceedings nor their impact upon the telecommunications industry or us can be predicted at this time.

Federal Regulation

        We must comply with the applicable requirements of the Communications Act, which was amended by the Telecommunications Act of 1996 (the "1996 Act") and other legislation. The 1996 Act effected plenary changes in regulation at both the federal and state levels that affect virtually every segment of the telecommunications industry. The stated purpose of the 1996 Act is to promote competition in all areas of telecommunications and to reduce unnecessary regulation to the greatest extent possible.

        The 1996 Act greatly expands the FCC's interconnection requirements for incumbent local exchange carriers by requiring them to:

  •
  provide physical co-location;

  •
  unbundle and provide access to components of their local service networks to other providers of local service; and

  •
  establish wholesale rates for the services they offer at retail.

The 1996 Act also requires all local exchange carriers to:

  •
  establish number portability;

  •
  establish dialing parity; and

  •
  provide nondiscriminatory access to telephone poles, ducts, conduits, and rights-of-way.

In addition, the 1996 Act requires local exchange carriers to compensate telecommunications carriers for traffic originated by the local exchange carriers and terminated on the other carriers' networks; these arrangements are reciprocal, thus requiring the interconnecting carriers to compensate the local exchange carriers for calls originated by the interconnecting carriers and terminated on the local exchange carriers' network. The 1996 Act requires all telecommunications carriers, including us, to provide interconnection upon reasonable request.

        Local exchange carriers are required to negotiate in good faith with carriers, such as us, requesting any of the above arrangements. If a requesting carrier and the local exchange carrier cannot reach an agreement within the prescribed time, either carrier may request binding arbitration by the appropriate state commission. Where an agreement cannot be reached, carriers remain subject to the interconnection obligations established by the FCC and state telecommunications regulatory commissions.

        The FCC is charged with establishing national guidelines to implement the 1996 Act. The FCC has established detailed rules regarding rates and terms for interconnection between telecommunications carriers and local exchange carriers and regarding the implementation of dialing parity. In addition, in

July 2000, the FCC adopted an order denying requests for mandatory interconnection between resellers' switches and CMRS providers' networks and declining to impose general interconnection obligations between such networks. Negotiated interconnection agreements are subject to state approval and various rules of the FCC, some of which are subject to pending regulatory proceedings or court review. The states' regulatory commissions must consider applications for approval of interconnection agreements in a manner consistent with the terms of the Communications Act. The FCC's rules as well as the state arbitration proceedings will directly impact the nature and cost of the facilities necessary for interconnection of our wireless systems with local, national, and international telecommunications networks. The agreements will determine the nature and amount of revenues we can receive for terminating calls originating on the networks of local exchange and other telecommunications carriers and how much we pay for having calls that we originate terminated on the local exchange carriers' networks.

        The FCC also regulates the construction, operation, and acquisition of wireless systems in the United States. CMRS providers operate under licenses granted by the FCC within a specified market area. These licenses are usually auctioned by the FCC after being allocated in specified frequencies and being made subject to specific FCC rules. The unavailability of licenses in desired frequency ranges, as well as the high cost of acquiring such licenses, may hinder our ability to modify existing facilities and secure authorization for additional facilities. In particular, the FCC recently conducted an auction of common carrier paging licenses for use of particular frequencies in designated geographic areas. We did not purchase paging licenses in that auction, meaning that we cannot now apply to enlarge the areas served by our paging systems unless we purchase rights to do so from the appropriate geographic area license holder or participate in a future FCC auction.

        FCC licenses are generally transferable, subject to specified limitations prescribed by the Communications Act and the FCC. The FCC's prior approval is required for the assignment or transfer of control of a license for a wireless system. Before we can complete any such purchase or sale, we must file appropriate applications with the FCC, and the public is by law granted a period of time, typically 30 days, to oppose or comment on them. In addition, the FCC has established transfer disclosure requirements that require licensees who assign or transfer control of a license acquired through an auction within the first three years of their license terms to file associated sale contracts, option agreements, management agreements, or other documents disclosing the total consideration that the licensee would receive in return for the transfer or assignment of its license. Non-controlling minority interests in an entity that holds a FCC license generally may be bought or sold without FCC approval, subject to the FCC's spectrum aggregation limits and FCC notification.

        Near the conclusion of the generally ten-year term of a CMRS license, licensees must file applications for renewal of licenses to obtain authority to operate for up to an additional ten-year term. Applications for license renewal may be denied if the FCC determines that the renewal would not serve the public interest, convenience, or necessity. The FCC also may revoke a license prior to the end of its term in extraordinary circumstances. In addition, at license renewal time, other parties may file competing applications for the authorization. The FCC has adopted specific standards stating renewal expectancy will be awarded to a CMRS licensee that has provided substantial service during its license term and has substantially complied with applicable FCC rules and policies and the Communications Act. If the FCC awards the CMRS licensee a renewal expectancy, its license renewal application generally is granted and the competing applications are dismissed.

        Although we are unaware of any circumstances that would prevent the approval of any future renewal application, no assurance can be given that the FCC will renew any of our licenses. Moreover, although revocation and involuntary modification of licenses are extraordinary measures, the FCC has the authority to restrict the operation of a licensed facility or revoke or modify licenses. None of our licenses has ever been revoked or involuntarily modified.

        We are required by the FCC's rules to construct facilities covered by certain licenses and to offer services to a certain percentage of the population covered by those licenses within specified periods, based on the date of the grant of the licenses. Our PCS licenses are subject to forfeiture by the FCC, as are all similar licenses held by other companies, if these buildout requirements are not satisfied in a timely manner. We are in the process of building our PCS systems under two licenses that require a certification of sufficient construction by April 28, 2002 if a forfeiture of license is to be avoided. Those licenses are for 10 MHz of PCS spectrum in the Manchester-Nashua-Concord, New Hampshire Basic Trading Area and the Portland-Brunswick, Maine Basic Trading Area. We have completed sufficient construction under both licenses to allow us to file timely certification to the FCC of full compliance with the construction requirement as to both licenses.

        CMRS providers also must satisfy a variety of FCC requirements relating to technical and reporting matters, including coordination of proposed frequency usage with adjacent systems in order to avoid electrical interference between adjacent systems. The FCC also requires licensees to secure FCC consent to system modifications in specified instances.

        CMRS systems are subject to Federal Aviation Administration regulations respecting the location, marking, lighting, and construction of transmitter towers and antennas and may be subject to regulation under the National Environmental Policy Act and the environmental regulations and registration requirements of the FCC. The FCC has also adopted guidelines and methods for evaluating radio frequency emissions from radio equipment. We believe that all wireless devices we currently provide to our customers, and all towers that we own or occupy, comply with these standards.

        The 1996 Act mandates that telecommunications carriers contribute to the federal Universal Service Fund, the purpose of which is to ensure that basic telephone services are available and affordable for all citizens. The Universal Service Fund is intended to promote access to communications services in high cost areas and for low income persons, schools, libraries, and rural health care providers. We also are required to contribute to state universal service funds. The federal Universal Service Fund is administered jointly by the FCC, the fund administrator, and state regulatory authorities, some of which are still in the process of establishing their administrative rules. Because we are permitted to collect the required contribution amounts from our customers, we expect that our obligation to contribute to the Universal Service Fund will have a minimal financial impact on us.

        We also are required to contribute annually to the Telecommunications Relay Service Fund and the North American Numbering Plan Administration Fund, Local Number Portability, and to remit regulatory fees to the FCC with respect to our operations. We do not expect that these contribution obligations will have a material financial impact on us.

        Cellular and broadband CMRS providers also must comply with the FCC's rules regarding emergency 911 service. There is a staged process for the required deployment of enhanced 911 services, referred to by the FCC as Phase I and Phase II. Under Phase I, cellular and broadband CMRS providers were required as of April 1, 1998, or within six months of a request from the designated Public Safety Answering Point, or PSAP, whichever is later, to provide, if available to the serving carrier, the telephone number of the originator of a 911 call and to provide to the designated PSAP the location of the cell site or base station receiving a 911 call from any mobile handset accessing their systems through the use of Automatic Number Identification and Pseudo-Automatic Number Identification. We comply with Phase I requirements as they are applicable to us. Under Phase II, cellular and broadband CMRS providers must provide to the designated PSAP the location of all wireless 911 callers, by longitude and latitude, in conformance with particular accuracy requirements. To comply, licensees may elect either network-based or mobile radio handset based location technologies and thereafter meet, according to a phased-in schedule, the enhanced 911 service standards stated in the FCC's rules. We notified the FCC of our intention to utilize network-based location technologies to provide Phase II enhanced 911 service. Accordingly, we are subject to requirements of the FCC that require that we provide Phase II enhanced 911 service to at least 50% of each of our cellular and PCS areas or to 50% of the population in each service area as of October 1, 2001, or within six months of a valid PSAP request for our provision of Phase II service in a particular area, whichever is later. We have received requests from PSAPs for deployment of Phase II enhanced 911 service that relates to all areas in the states of Minnesota and Vermont where we provide cellular or PCS services. It is questionable that either request would be deemed valid according to FCC guidelines for the evaluation of such requests, so as to trigger our deployment obligations under Phase II. We have submitted to the FCC a petition for temporary waiver and extension of time to deploy Phase II enhanced 911 service in the State of Minnesota, citing technological hindrances to immediate implementation. We may find it necessary to submit similar petitions to the FCC relating to the State of Vermont and other geographical areas where we provide service if the authorized PSAPs in those areas present valid requests for Phase II enhanced 911 service. While we have reason to believe the pending petition and any subsequent petitions will be granted, at least in part to provide some additional time before compliance is required, we have no assurance that they will be granted, or that we will not be subject to one or more enforcement orders or fines by the FCC in connection with our failure to comply with Phase II enhanced 911 requirements. In November 1999, the FCC determined that a cost recovery mechanism no longer has to be in place before a carrier is obligated to provide enhanced 911 services. The implementation of enhanced 911 obligations may have a financial impact on us. We are not yet able to predict the extent of that impact.

        Cellular and PCS providers will be required to provide number portability, which enables customers to change providers and services without changing their telephone number. Based upon financial and technological considerations and the current level of competition in the marketplace, several parties have requested that the FCC forbear from requiring broadband CMRS carriers to implement service provider number portability until PCS carriers have completed their five-year buildout requirements. As of November 24, 2002, CMRS providers, such as us, that operate outside the top-100 Metropolitan Statistical Areas must be able, within six months of receiving a request from a competing carrier, to offer number portability without impairment of quality, reliability, or convenience when customers switch service providers. We must also, by November 24, 2002, have the ability to support nationwide roaming throughout our networks. The FCC has solicited further comment on the appropriate cost recovery methods regarding long-term number portability. To date, the FCC has not generally extended this deadline. Although the failure to comply with this obligation could result in a fine or revocation of our licenses, we are not yet able to predict whether we will be able to comply with the number portability requirements prior to the existing deadline.

        PCS licensees must comply with microwave relocation rules. For a period of up to ten years after the grant of a PCS license (subject to extension), a PCS licensee will be required to share spectrum with existing licensees that operate specified fixed microwave systems within a PCS licensee's markets. To secure a sufficient amount of unencumbered spectrum to offer our PCS efficiently, we may need to negotiate agreements to relocate many of these existing licensees. In places where relocation is necessary to permit offering of our PCS, any delay in the relocation of these licensees may adversely affect our ability to commence timely commercial operation of our PCS services. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC has adopted a transition plan to relocate these microwave operators to other spectrum blocks and a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will share the costs of the relocation. We believe that we are in compliance with applicable spectrum relocation requirements enacted by the FCC.

        Telecommunications carriers also are subject to the Communications Assistance for Law Enforcement Act, also known as the "Wiretap Act," which is under the purview of the Department of Justice. The Wiretap Act requires carriers to have a specific number of open ports available for law enforcement personnel with the appropriate legal authority to perform wiretaps on each carrier's network. Full implementation of the Wiretap Act's assistance capability requirements was previously required by June 30, 2000. However, because the FCC found that there is a lack of equipment available to meet these requirements, it accepted petitions for a two-year extension of this deadline on a carrier-by-carrier basis. We submitted such a petition and were granted a two-year extension, until June 30, 2002, to comply with the Wiretap Act's assistance capability requirements. We anticipate filing a request for additional time to comply pursuant to procedures not yet announced by the FCC. Additional requirements have been adopted to require cellular and PCS licensees to accommodate interception of digital packet mode telecommunications. We will become obligated to comply with these packet mode requirements only if and when we commence to offer services that make use of digital packet mode technology. If we are not able to comply with the Wiretap Act prior to the applicable deadlines, we could be fined up to $10,000 per day. We are not yet able to predict whether we will be able to comply with the Wiretap Act requirements prior to the current deadlines.

        For most of our facilities, we use lead-acid batteries as back-up power sources. As a result, we are subject to annual reporting requirements under the Community Right-To-Know Act. In addition, we may be subject to other environmental controls or liabilities due to failure to comply with reporting requirements or emissions or contamination regulations in connection with facilities we own or operate or have previously owned or operated. Although we are not aware of any material liabilities of this type, we cannot assure you that none will arise in the future.

        On November 8, 2001, the FCC adopted a revision of its rules that impose spectrum aggregation limits and that limit ownership interests in both cellular carriers where such carriers have overlapping cellular geographic service areas. Specifically, the FCC decided to raise its spectrum aggregation limit in the Metropolitan Statistical Areas from 45 MHz to 55 MHz. That change became effective on or about February 13, 2002. The limit remains 55 MHz in the Rural Service Areas. On January 2, 2003, the spectrum cap is scheduled to be eliminated completely in favor of a case-by-case review of spectrum transactions. The FCC also lifted entirely, as of approximately February 13, 2002, its cellular cross-interest rule as it applies to ownership interests in cellular carriers in the Metropolitan Statistical Areas, but it left in place indefinitely its cellular cross-interest rule as it applies to ownership interests in cellular carriers in the Rural Service Areas, subject to requests for waivers to be considered on a case-by-case basis. We believe that we are in compliance with the spectrum aggregation limits and with the cellular cross-interest rule.

        The FCC has adopted rules to govern customer billing by all telecommunications carriers. It adopted additional detailed billing rules for landline telecommunications service providers and is considering whether to extend these rules to CMRS providers, which could add to the cost of our billing process as we modify our systems to conform to any new requirements.

        The FCC has also adopted rules that determine the obligations of telecommunications carriers to make their services accessible to individuals with disabilities. The rules require wireless and other providers to offer equipment and services that are accessible to and useable by persons with disabilities. While the rules exempt telecommunications carriers from meeting general disability access requirements if these results are not readily achievable, it is not clear how the FCC will construe this exemption. Accordingly, the rules may require us to make material changes to our network, product line, or services at our expense. In particular, the FCC requires that CMRS providers offering digital service, including us, be capable by June 30, 2002 of transmitting 911 calls from digital text telephone, or TTY, devices. Hearing impaired persons would thus be able to use digital TTY devices to make 911 calls, instead of using analog TTY devices as is now possible on all of our cellular, but not PCS, systems. We make use of TDMA technology and, like other TDMA CMRS providers who have already asked the FCC for an extension of time to comply, we are unable to meet the June 30, 2002 deadline for capability to transmit 911 calls from digital TTY devices. We have notified the FCC of our need for an extension of the deadline and plan to file with the FCC a timely petition for extension of time for compliance with this requirement.

        In August 2000, the FCC addressed the extent to which the Communications Act limits plaintiffs in class action lawsuits against CMRS providers to recover damages and obtain other remedies based on alleged violations of state consumer protection statutes and common law. It ruled that the Communications Act did not preempt state rate regulation as a matter of law, but that whether a specific damage award is prohibited would depend on the facts of a particular case. This ruling might promote the filing of additional class actions against the industry and increase the potential for damages awards by courts.

        The FCC rules currently require licensees in broadband PCS, cellular, and most specialized mobile radio services to provide a manual roaming service upon reasonable request by any customer to any of these services whose handset is capable of accessing their systems. A proceeding has been initiated by the FCC to consider whether the manual roaming service obligation should cease as of some date and be replaced with a requirement that subject carriers provide automatic roaming on a non-discriminatory basis. With automatic roaming, customer calls can be processed and completed without interruption, whereas with manual roaming the serving carrier will not complete a call unless the customer provides call billing information. Automatic roaming currently is available only where the serving carrier has a roaming agreement with the customer's home carrier.

        The FCC has opened a proceeding to consider actions it could take to remove unnecessary regulatory barriers to the development of more robust secondary markets in radio spectrum usage rights. The proceeding includes an examination of how leasing of spectrum usage rights by wireless licensees could be accomplished in a manner that promotes the efficient utilization of spectrum. The FCC indicated that it will review impediments to leasing of spectrum that are related to current policies based upon its past interpretation of transfer of control issues.

        The FCC adopted in December 2000 a Notice of Proposed Rule Making to explore the possible use of frequency bands below 3 GHz to support the introduction of new advanced wireless services, including third generation as well as future generations of wireless systems. In the proceeding the FCC identified spectrum in five frequency bands below 3 GHz that are not currently used for cellular, broadband PCS, or specialized mobile radio services but which could be made available for advanced wireless services. In December 2001, the FCC reallocated 27 MHz of spectrum below 3 GHz from federal government use to non-government use. The action was intended to encourage the introduction of new and innovative wireless services. The FCC adopted at the same time a Notice of Proposed Rule Making to develop appropriate service rules for the reallocation spectrum.

        The FCC announced that it plans to conduct an auction beginning June 19, 2002 to license spectrum for commercial wireless services on spectrum currently used for analog television broadcast service on TV channels 52-59 (the "Lower 700 MHz band) and TV channels 60-69 (the "Upper 700 MHz band"). Broadcasters licensed in either the Lower 700 MHz band or the Upper 700 MHz band are encouraged initially, and ultimately will be required by the FCC absent a waiver of applicable rules, to terminate analog broadcast operations in these bands and make the spectrum available to the auction winners for commercial wireless services. Spectrum acquired by successful bidders in the upcoming auction is not subject to the FCC's spectrum aggregation limit of 55 MHz, which limit is scheduled to be eliminated in any event as of January 2, 2003.

Limitation on Foreign Ownership

        Ownership of our capital stock by non-U.S. citizens is subject to limitations under the Communications Act and FCC regulations. Under existing law, no more than 20% of an FCC licensee's capital stock may be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation. If an FCC licensee is controlled by another entity, up to 25% of that entity's capital stock may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation.

Indirect foreign ownership above the 25% level may be allowed should the FCC find such higher levels not inconsistent with the public interest.

State and Local Regulation

        We are also subject to regulation by state and local governments. The extent of this regulation varies from state to state. The Communications Act preempts state and local regulation of the entry of or the rates charged by any CMRS provider, subject to the ability of a state to petition the FCC for authority to regulate rates due to local market conditions. The states in which we operate our systems do not currently regulate the rates for any CMRS, but could petition the FCC for authority in the future. The siting and construction of CMRS transmitter towers, antennas, and equipment shelters are often subject to state or local zoning, land use, and other regulation.

        We are subject to state and local environmental legislation and regulations, including land use and related permitting legislation and regulation. We believe that we are currently complying with these laws and regulations, but we cannot assure you that we may not violate them in the future.

Consumer Safety Concerns

        Media reports have suggested that radio frequency emissions may be linked to various health concerns, including cancer, and that they interfere with various medical devices, including hearing aids and pacemakers. Wireless operators such as us may be subject to potential litigation relating to these health concerns. Class action lawsuits asserting products liability, breach of warranty, and other claims have in fact been filed against other carriers. The complaints seek damages for personal injuries and the costs of headsets for wireless phone users as well as injunctive relief. Such litigation would have a material adverse effect on our results of operations.

        Another source of potential litigation results from accidents, death, and bodily injuries attributable to use of wireless phones while driving motor vehicles. Such litigation, as well as laws prohibiting or restricting use of wireless phones while driving, could have a material adverse effect on our results of operations. On June 28, 2001, New York State enacted a law prohibiting the use of handheld wireless phones while driving other than through the use of hands-free equipment. To date, a small number of communities in the United States have also passed restrictive local ordinances. These laws or, if passed, other laws could have a material adverse effect on our results of operations by causing subscriber usage to decline.

Employees and Sales Agents

        As of March 1, 2002, we had 1,030 employees, including 452 in sales and marketing, 280 in customer service, 157 in network and systems operations, 92 in administration, and 49 in finance and accounting. Approximately 41 of our employees were part-time. None of our employees is represented by a labor organization, and we believe we have excellent relations with our employees. In addition, we utilize approximately 470 independent sales agents. Wireless Alliance has no full-time or part-time employees but operates utilizing our employees.

Properties

        Our corporate facilities include the following:

Facility	Address	Leased/Owned	Square Feet
Midwest:
Principal Corporate Office	3905 Dakota Street, SW Alexandria, Minnesota	Owned	50,000
Northeast:
Regional Office	1100 Mountain View Drive Colchester, Vermont	Leased	23,579
Regional HQ	6 Telcom Drive Bangor, Maine	Owned	36,250
Regional Office	323 North Street Saco, Maine	Owned	4,000
Northwest:
Regional HQ	600 SW Columbia Suite 1100 Bend, Oregon	Leased	10,932
South:
Regional HQ	621 Bole Weevil Circle Suite 2 Enterprise, Alabama	Leased	18,000

        As of December 31, 2001, our network consisted of the following cell sites:

Midwest	122
Wireless Alliance	62
Northeast	198
Northwest	154
South	148

Total	684

        Our leased sites consist of either land leases, tower leases, or both. We own all the equipment within the leased sites. The leases covering leased sites have various expiration dates and are with numerous lessors. These leases generally have renewal options that we would anticipate exercising. Due to our network design, loss of a leased location would not have a material impact on the operations of a region's business.

        We do not have any material outstanding environmental issues with respect to any of our properties.

        As of December 31, 2001, we had 92 retail locations, of which almost all are leased. The leases covering these locations have various expiration dates. We believe that the loss of any one of these retail sites would not have a material impact on our business as we would likely be able to obtain substantially equivalent alternative space.

Legal Proceedings

        We are a party to routine filings and customary regulatory proceedings with the FCC and state regulatory agencies from time to time. Also, we are involved in legal proceedings from time to time relating to claims arising out of our operations in the normal course of business. There are no pending legal proceedings to which we are a party or of which any of our property is subject which, if adversely decided, would have a material effect on our business or financial condition.

MANAGEMENT

Name	Age	Position
Richard P. Ekstrand	52	President, Chief Executive Officer, and Director
Wesley E. Schultz	45	Executive Vice President, Chief Financial Officer, and Director
Ann K. Newhall	51	Executive Vice President, Chief Operating Officer, and Director
David J. Del Zoppo	47	Vice President, Finance and Accounting
Scott G. Donlea	42	Vice President of Market Development
Paul J. Finnegan	49	Director
Jeffrey S. Gilbert	52	Director
John Hunt	36	Director
Marvin C. Nicolai	60	Director
George M. Revering	60	Director
Don C. Swenson	60	Director
George W. Wikstrom, Jr.	64	Director

        Richard P. Ekstrand has served as our President, Chief Executive Officer, and a director since 1990. In June 2001, he was named chairman of the Cellular Telecommunications Internet Association (CTIA) Board of Directors. Mr. Ekstrand had previously served as Chairman of the Board of Directors of the CTIA Wireless Foundation. He also was a founding director of the Rural Cellular Association and served as a director until 2000. In addition, he is past President of the Minnesota Telephone Association, the Association of Minnesota Telephone Utilities, and the Minnesota Telecommunications Association. Mr. Ekstrand is the sole shareholder, president, and a director of North Holdings, Inc. (formerly Lowry Telephone Co., Inc.), which is a shareholder of Rural Cellular. From 1994 through 2000, Mr. Ekstrand had served as vice president and a director of Lowry Telephone Co., Inc. North Holdings, Inc. is a member of Lowry Telephone Company, LLC, of which Mr. Ekstrand is the treasurer and a member of the board of governors.

        Wesley E. Schultz joined us in May 1996 as Vice President of Finance and Chief Financial Officer. In August 1999 he was appointed a director, and in October 1999, he was appointed Senior Vice President and Chief Financial Officer and Assistant Secretary. In August 2000, he was appointed Executive Vice President and Chief Financial Officer. Prior to joining us, Mr. Schultz had served as acting Chief Financial Officer of Spanlink Communications, Inc. since February 1996. Mr. Schultz is a certified public accountant and served for three years as an auditor with Deloitte and Touche, LLP.

        Ann K. Newhall joined us as Senior Vice President and General Counsel in February 1999. In August 1999 she was appointed a director, and in February 2000, she was appointed Secretary. In August 2000, she was appointed Executive Vice President and Chief Operating Officer. Prior to joining us, Ms. Newhall was a shareholder attorney with Moss & Barnett, A Professional Association, most recently serving as President and a director of the firm. Ms. Newhall received her J.D. from the University of Minnesota Law School, cum laude, in 1977.

        David J. Del Zoppo joined us in May 1997 as Controller. In July 1998, Mr. Del Zoppo was promoted to Vice President, and in October 1999 he was named Vice President, Finance and

Accounting. Prior to joining us, Mr. Del Zoppo served as a Vice President of Operations with Business Records Corporation from January 1988 to May 1997 and as Divisional Controller from 1986 to 1988. Mr. Del Zoppo is a certified public accountant and served for four years as an auditor with KPMG Peat Marwick.

        Scott G. Donlea served as our Vice President of Sales and Marketing beginning in August 1995 and in June 1999, was appointed Vice President, Market Development. Mr. Donlea joined us in 1992 as Manager of Market Operations. Mr. Donlea currently serves as Chairperson of the Rural Cellular Association's business and marketing committee.

        Paul J. Finnegan has been a director since April 2000. He is a Managing Director of Madison Dearborn Partners, Inc. where he concentrates on investments in the communications industry. Mr. Finnegan has been with Madison Dearborn Partners since he co-founded the company in 1993. Prior to that time, Mr. Finnegan worked at First Chicago Venture Capital for ten years. Mr. Finnegan serves on the boards of directors of Allegiance Telecom, Inc., CompleTel Europe, LLC, Focal Communications, Inc., Reiman Holding Company, LLC, and the Telemundo Group. He also serves on the board of trustees of The Skyline Fund, a small cap mutual fund. Mr. Finnegan received his B.A. from Harvard College and his M.B.A. from the Harvard Graduate School of Business Administration. Mr. Finnegan was elected to the board of directors by the holders of our Class M convertible preferred stock.

        Jeffrey S. Gilbert has been a director since 1995. Since September 1996, he has served as Assistant Manager of Paul Bunyan Rural Telephone Cooperative and General Manager of Northern Communications, Inc., a wholly-owned subsidiary of Paul Bunyan. Both Paul Bunyan and Northern Communications, Inc. are shareholders of Rural Cellular.

        John Hunt has been a director since April 2000. He is a Managing Director of Boston Ventures Management, Inc. He joined Boston Ventures in 1990 as an Associate and was named to his current position in 2000. Prior to joining Boston Ventures, Mr. Hunt was an investment analyst at Bear, Stearns & Co., Inc. Mr. Hunt also serves on the board of directors of Integra Telecom, Vista III Media, and Sports Trend Info. Mr. Hunt received a bachelor's degree in finance from the University of Massachusetts at Amherst in 1988. Mr. Hunt was elected to the board of directors by the holders of our Class M convertible preferred stock.

        Marvin C. Nicolai has been a director since 1995. Mr. Nicolai served from 1995 until his retirement in July 2001 as General Manager of Consolidated Telephone Company, a local exchange telephone company and one of our shareholders, and Northland Communications Corporation, a wholly-owned subsidiary of Consolidated. Mr. Nicolai is a director of Cellular 2000, Inc.

        George M. Revering has been a director since 1990. Mr. Revering is currently retired and had served as president and general manager of Midwest Information Systems Inc. from 1976 until 2001. Mr. Revering is also a director of Cellular 2000, Inc.

        Don C. Swenson has been a director since 1990 and served as Secretary from June 1995 until February 2000. Mr. Swenson served as Director of Operations of Arvig Communications Systems, Inc. from 1981 until his retirement in October 2001. Mr. Swenson also serves as a director of Arvig Enterprises, Inc. and Cellular 2000, Inc. Arvig Enterprises, Inc. is one of our shareholders. Mr. Swenson has been a member of the board of directors of United Community Bank, Perham, Minnesota, since 1993.

        George W. Wikstrom has been a director since 1990 and was Vice President from 1991 until 2000. Mr. Wikstrom has been Vice President of Wikstrom Telephone Company, Incorporated, a local exchange telephone company and a shareholder of Rural Cellular, for more than ten years. He also serves as President and a director of Cellular 2000, Inc. Mr. Wikstrom has been the Commissioner of the Northwest Regional Development Commission since 1979 and has served as a director of the Minnesota Association of Rural Telecommunications.

CERTAIN TRANSACTIONS

        We and our management and security holders and their respective affiliates engage in a variety of transactions between or among each other in the ordinary course of our respective businesses. As a general rule, we have not retained an independent third party to evaluate these transactions, and there has been no independent committee of our Board of Directors to evaluate these transactions. Notwithstanding this fact, we believe that the terms and conditions of these transactions, including the fees or other amounts paid by us, were established through arm's-length negotiations which adequately took into account transactions of a similar nature entered into by us with unaffiliated third parties and/or market transactions of a similar nature entered into by unaffiliated third parties. There can be no assurance that we could not have obtained more favorable terms from an unaffiliated third party.

Transactions with Management and Security Holders

        We have entered into various arrangements with our shareholders or their affiliates. Arrangements involving shareholders or their affiliates that beneficially own more than 5% of any class of our stock and in which total payments for all of these arrangements exceeded $60,000 in fiscal 1999, 2000, or 2001, are described below. Except as may be otherwise indicated below, we anticipate that amounts earned or incurred in 2002 will be similar to the 2001 amounts.

        Leases, Transmission Services, and Agency Agreements.    We have arrangements with several of our shareholders for leasing cell sites and using telephone lines for transmission between cell sites and the switch serving our cellular network. We currently lease office space in Detroit Lakes, Minnesota, from an affiliate of Arvig Enterprises, Inc. In addition, several of our shareholders and their affiliates serve as agents for the sale of our wireless and paging services.

  •
  During the years ended December 31, 1999, 2000, and 2001, we paid $488,467, $780,125, and $902,986, respectively, to Arvig Enterprises, Inc. and its affiliates for all services. Arvig Enterprises, Inc. is the beneficial owner of more than 5% of our outstanding Class B Common Stock. Don C. Swenson, one of our directors and a member of our compensation committee, serves as a director of Arvig Enterprises, Inc. and had served as director of operations for Arvig Communications, Inc., an affiliate of Arvig Enterprises, Inc., from 1981 until his retirement in October 2001.

  •
  During the years ended December 31, 1999, 2000, and 2001, we paid $131,503, $261,701, and $211,136, respectively, to Paul Bunyan Rural Telephone Cooperative and its affiliates, which beneficially own more than 5% of our outstanding Class B Common Stock, for all services. Jeffrey S. Gilbert, one of our directors and chairman of our audit committee, is general manager of Northern Communications, Inc., a subsidiary of Paul Bunyan, and assistant manager of Paul Bunyan.

  •
  During the years ended December 31, 1999, 2000, and 2001, we paid $180,932, $229,525, and $146,162, respectively, to Consolidated Telephone Company and its affiliates for all services. Consolidated Telephone Company beneficially owns more than 5% of our outstanding Class B Common Stock. Marvin C. Nicolai, one of our directors and a member of our audit committee and our compensation committee, served as the general manager of Consolidated Telephone Company until his retirement in July 2001.

  •
  During the years ended December 31, 2000 and 2001, we paid $139,995 and $121,144, respectively, to Garden Valley Telephone Co. and its affiliates, which beneficially own more than 5% of our outstanding Class B Common Stock, for all services.

        Acquisition of RGI Group, Inc.    Effective February 1, 1999, we acquired all of the outstanding stock of RGI Group, Inc., a corporation which conducted business under the name Glacial Lakes Cellular, for approximately $11.9 million. George M. Revering, a member of our board of directors, was a shareholder, president, and a director of RGI Group, Inc. The purchase price was determined by negotiation among the parties, and we obtained the opinion of an investment banker that the transaction was fair to us.

        Roaming Arrangements.    We have roaming agreements with United States Cellular Corporation, a subsidiary of Telephone & Data Systems, Inc. Under the roaming agreements, we pay for service provided to our customers in areas served by United States Cellular Corporation and receive payment for service provided to customers of United States Cellular Corporation in our wireless service areas. We negotiated the rates of reimbursement with United States Cellular Corporation, and the rates reflect those charged by all carriers. Roaming charges are passed through to the customer. During 1999, 2000, and 2001, charges to our customers for services provided by United States Cellular Corporation totaled $1,761,899, $2,323,955, and $1,447,047, respectively. During 1999, 2000, and 2001, charges by us to customers of United States Cellular Corporation totaled $752,116, $1,647,038, and $2,051,933, respectively.

        Wireless and Paging Service and Equipment.    Several of our shareholders are customers for our wireless and paging services and, in connection therewith, also purchase or lease wireless telephones and pagers from us. During 1999, 2000, and 2001, Arvig Enterprises, Inc. and its affiliates were billed $115,246, $124,608, and $201,102, respectively, for these services and equipment, Consolidated Telephone Company and its affiliates were billed $23,287, $77,480, and $32,643, respectively, and Paul Bunyan and its affiliates were billed $46,600, $138,989, and $68,643, respectively.

        Exchange of Securities.    Telephone & Data Systems, Inc. controls United States Cellular Corporation, which operates wireless licensees in Oregon rural service areas 3 and 6 that compete with us in those rural service areas. FCC regulations place specific restrictions on the interests in competing wireless licensees that an entity may hold. To satisfy these restrictions and permit our acquisition of these licenses from Triton Cellular in April 2000, we entered into an agreement with Telephone & Data Systems, Inc. to exchange a sufficient number of shares of our Class A and Class B common stock to reduce Telephone & Data Systems, Inc.'s ownership to less than 5% of each class of our common stock.

        In April 2000, we issued to Telephone & Data Systems, Inc. shares of our Class T convertible preferred stock, which was specifically created for this purpose, in exchange for 43,000 shares of Class A common stock and 105,940 shares of Class B common stock held by Telephone & Data Systems, Inc. The convertible preferred stock includes an option for either party to convert the preferred stock into the same number and class of shares of common stock as the shares exchanged, but only at a time when conversion is permissible under FCC regulations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information provided to us by the holders, or contained in our stock ownership records, regarding beneficial ownership of our common stock as of March 20, 2002 (except as otherwise noted) by:

  •
  each person known by us to be the beneficial owner of more than 5% of any class of our outstanding common stock;

  •
  each Named Executive Officer (as defined in the rules of the Securities and Exchange Commission);

  •
  each director; and

  •
  all directors and executive officers as a group.

        Unless otherwise indicated, each person has sole voting and investment power with respect to the shares listed. A "currently exercisable" option is an option exercisable as of, or becoming exercisable within 60 days following, March 20, 2002.

	Class A		Class B
Name and address of beneficial owner	Number of shares	Percentage of class	Number of shares	Percentage of class	Percentage of combined voting power
Gabelli Asset Management Inc.(1) One Corporate Center Rye, NY 10580-1442	1,664,805	14.9%	—	—	8.1%
Madison Dearborn Partners(2) Three First Plaza Suite 330 Chicago, IL 60602	1,048,235	8.6	—	—	5.1
Franklin Resources, Inc.(3) 777 Mariners Island Boulevard San Mateo, CA 94404	862,600	7.7	—	—	4.2
Boston Ventures Management, Inc.(4) One Federal Street 23rd Floor Boston, MA 02110-2003	702,323	5.9	—	—	3.4
Douglas Family Trust(5) 1101 Fifth Avenue, Suite 360 San Rafael, California 94901	610,000	5.5	—	—	3.0
Telephone & Data Systems, Inc.(6) 30 North LaSalle Street Chicago, IL 60602	586,799	5.2	132,597	15.9%	8.8
Goldman Sachs Asset Management(7) 32 Old Slip New York, NY 10005	568,620	5.1	—	—	2.8
Consolidated Telephone Company 1102 Madison Street Brainerd, MN 56401	141,107	1.3	86,189	11.9	4.9

Arvig Enterprises, Inc. 160 2nd Ave. S.W. Perham, MN 56573	303,000	2.7%	121,664	16.7%	7.4%
Paul Bunyan Rural Telephone Cooperative(8) 1831 Anne Street NW Bemidji, MN 56601	49,821	*	85,332	11.7	4.4
Melrose Telcom, Inc. 320 East Main Street Melrose, MN 56352	—	—	79,493	10.9	3.9
Garden Valley Telephone Co. 201 Ross Avenue Brandon, MN 56315-0187	—	—	45,035	6.2	2.2
Communication Alternatives, Inc. 2220 125th Street NW Rice, MN 56367-9701	—	—	46,376	6.4	2.3
Richard P. Ekstrand(9)	332,223	2.9	32,708	4.5	3.2
Paul J. Finnegan (10)	1,048,235	8.6	—	—	5.1
Jeffrey S. Gilbert(11)	79,196	*	85,332	11.7	4.5
John Hunt(12)	706,323	5.9	—	—	3.4
Ann K. Newhall(13)	96,887	*	—	—	*
Marvin C. Nicolai(14)	28,650	*	—	—	*
George M. Revering(15)	119,350	1.1	—	—	*
Wesley E. Schultz(16)	164,000	1.5	—	—	*
Don C. Swenson(17)	41,564	*	—	—	*
George W. Wikstrom(18)	84,152	*	34,944	4.8	2.1
Scott G. Donlea(19)	62,253	*	—	—	*
David J. Del Zoppo(20)	23,344	*	—	—	*
All directors and executive officers as a group (12 persons)(21)	2,786,177	20.5	152,984	21.0	20.3

*
Denotes less than 1%.

(1)
Based on Schedule 13D/A dated March 1, 2002, filed jointly by Gabelli Performance Partnership, L.P., Gemini Capital Management, LLC, GAMCO Investors, Inc., Gabelli Funds, LLC, MJG Associates, Inc., Gabelli International Limited, Gabelli Securities, Inc., Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., and Marc J. Gabelli.

(2)
Based on Schedule 13D dated April 13, 2000 (the "April 2000 13D"), filed jointly by Boston Ventures Company V, L.L.C., Boston Ventures Limited Partnership V, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Partners III, L.P., Madison Dearborn Partners, LLC, Madison

  Dearborn Special Equity III, L.P., Special Advisors Fund I, LLC, The Toronto-Dominion Bank, Toronto Dominion Holdings (U.S.A.), Inc. and Toronto Dominion Investments, Inc. Reflects 1,037,735 shares of Class A common stock into which 55,000 shares of Class M convertible preferred stock held by certain affiliates of Madison Dearborn Partners, LLC may be converted. The shares of Class M preferred stock may vote on all matters submitted for a vote of the holders of the common stock on an as-converted basis. Also includes 10,500 shares of Class A common stock that may be issued upon exercise of currently exercisable options.

(3)
Based on Schedule 13G/A dated February 14, 2002, filed by Franklin Resources, Inc.

(4)
Based on the April 2000 13D. Reflects 691,823 shares of Class A common stock into which 36,663 shares of Class M convertible preferred stock owned by Boston Ventures Limited Partnership V may be converted. The shares of Class M preferred stock may vote on all matters submitted for a vote of the holders of the common stock on an as-converted basis. Also includes 10,500 shares of Class A common stock that may be issued upon exercise of currently exercisable options.

(5)
Based on Schedule 13G dated March 11, 2002, filed by the Douglas Family Trust.

(6)
Based on Schedule 13G/A dated January 22, 2002, filed jointly by Arvig Telcom, Inc., Arvig Cellular, Inc., Arvig Telephone Company, Mid-State Telephone Company, Minnesota Invco of RSA #5, Inc., United States Cellular Corporation, United States Cellular Investment Company, and TDS Telecommunications Corporation. Includes 43,000 shares of Class A common stock and 105,940 shares of Class B common stock into which shares of Series A and Series B Class T convertible preferred stock, respectively, may be converted at any time that the ownership by Telephone & Data Systems, Inc., or its affiliates, of such shares will not violate the cross-ownership rules of the FCC. See "Certain Transactions—Exchange of Securities."

(7)
Based on Schedule 13G/A dated February 14, 2002 filed by Goldman Sachs Asset Management.

(8)
Includes 15,000 shares of Class A common stock owned by a subsidiary of Paul Bunyan Rural Telephone Cooperative.

(9)
Includes 97,276 shares of Class A common stock and 32,708 shares of Class B common stock owned by North Holdings, Inc., of which Mr. Ekstrand is the sole shareholder and president, and 1,000 shares of Class A common stock held by or on behalf of Mr. Ekstrand's children. Also includes 197,503 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(10)
Reflects 1,037,735 shares of Class A common stock into which 55,000 shares of Class M convertible preferred stock held by certain affiliates of Madison Dearborn Partners, LLC may be converted. The shares of Class M preferred stock may vote on all matters submitted for a vote of the holders of the common stock on an as-converted basis. Also includes 10,500 shares of Class A common stock that may be issued upon exercise of currently exercisable options. Paul J. Finnegan is a Managing Director of Madison Dearborn Partners, Inc., an affiliate of Madison Dearborn Partners, LLC.

(11)
Includes 34,821 shares of Class A common stock and 85,332 shares of Class B common stock owned by Paul Bunyan Rural Telephone Cooperative, of which Mr. Gilbert is Assistant Manager, and 15,000 shares of Class A common stock owned by Northern Communications, Inc., of which Mr. Gilbert is the General Manager. Mr. Gilbert disclaims beneficial ownership of these shares. Also includes 26,250 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(12)
Reflects 691,823 shares of Class A common stock into which 36,663 shares of Class M convertible preferred stock held by Boston Ventures Limited Partnership V may be converted. The shares of Class M preferred stock may vote on all matters submitted for a vote of the holders of the common stock on an as-converted basis. Also includes 10,500 shares of Class A common stock that may be issued upon exercise of currently exercisable options. John Hunt is a director of Boston Ventures Management, Inc., an affiliate of Boston Ventures Limited Partnership V.

(13)
Includes 92,325 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(14)
Includes 26,250 shares of Class A common stock that may be purchased upon exercise of currently exercisable options and 2,400 shares held as cotrustee of revocable trust in the name of Mr. Nicolai's spouse.

(15)
Includes 31,500 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(16)
Includes 155,325 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(17)
Includes 31,500 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(18)
Includes 45,179 shares of Class A common stock and 34,944 shares of Class B common stock owned by Wikstrom Telephone Company, Inc., of which Mr. Wikstrom is a shareholder and Vice President. Mr. Wikstrom disclaims beneficial ownership of these shares. Also includes 26,250 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(19)
Includes four shares of Class A common stock owned by or on behalf of Mr. Donlea's wife and children and 55,449 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(20)
Includes 22,614 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

(21)
Includes 685,966 shares of Class A common stock that may be purchased upon exercise of currently exercisable options.

DESCRIPTION OF FINANCING ARRANGEMENTS

        The following is a summary of our current financing arrangements. This summary is qualified in its entirety by reference to the various documents governing the financing arrangements.

Credit Facility

        As of January 16, 2002, following permanent reductions in the balances under the term loans, our credit facility consisted of:

  •
  a $275.0 million Senior Secured 8 year Reducing Revolving Credit Facility;

  •
  a $359.3 million 8 year Senior Secured Term Loan A;

  •
  a $189.6 million 8 1/2 year Senior Secured Term Loan B/Fund Tranche;

  •
  a $189.6 million 9 year Senior Secured Term Loan C/Fund Tranche; and

  •
  a $63.2 million 8 3/4 year Senior Secured Term Loan D/Fund Tranche.

        The proceeds of the sale of the outstanding notes were used, in part, to reduce the term loans on a pro rata basis and to pay down a portion of the revolver. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 12 to our consolidated financial statements included elsewhere in this prospectus.

        Our obligations under the credit facility are secured by a first security interest in all of our assets, excluding certain real estate and our ownership interest in some of our subsidiaries. Repayment is unconditionally guaranteed by some of our subsidiaries, including our wholly owned subsidiaries, each of which executed a security agreement in favor of the lenders granting a first security interest in all of its property and assets. The security interests granted by us and our wholly owned subsidiaries include all property, whenever acquired, including inventory, accounts, equipment, contracts and leases, general intangibles, licenses, furniture and fixtures, deposit accounts, miscellaneous items, and proceeds of any of the above.

        Interest is payable on borrowings under the credit facility at rates based on, at our option, either (i) the 1, 2, 3, 6 or, if made available by the lender, 9 or 12 months LIBOR or (ii) the Base Rate, which is the higher of the prime rate of one of our lenders or the Federal Funds Rate, plus 0.50%. In each case, we are required to pay an additional margin of interest above the Base Rate or LIBOR. The margin is based on the ratio of our debt (including the debt of our subsidiaries) to our annualized operating cash flow as of the end of the most recently completed fiscal quarter. The margin above the Base Rate ranges from 0.50% to 3.00%. The margin above LIBOR fluctuates from 1.50% to 4.00%.

        Under specified terms and conditions, the amount available under the credit facility may be increased by a $275.0 million incremental facility, of which $200.0 million remains available after $75.0 million was used to fund Term Loan D. This incremental facility will have a maturity no earlier than 12 months after the maturity of the existing debt under the credit facility, with principal repayments commencing not earlier than and in amounts not larger than, the repayments under the existing debt under the credit facility.

        If an event of default under the agreements governing the credit facility occurs that continues beyond the applicable cure period, interest on all outstanding amounts will be payable at 2% per annum over the highest applicable margin otherwise applicable under the Base Rate option.

        Under the credit facility, there are no mandatory principal or amortization payments until April 3, 2003. After that, the credit facility revolver commitment will be reduced and outstanding term loan borrowings will be repaid in installments increasing over their respective terms. Payment in full of the revolver and Term Loan A are due April 3, 2008. The balance of Term Loan B is due October 3, 2008, and the balance of Term Loan C is due April 3, 2009. The balance of Term Loan D is due October 3, 2009.

        In addition to the scheduled reductions of outstanding principal described above, we will be required to reduce the amount of commitment available under the credit facility on each March 31, beginning on March 31, 2004, by an amount equal to 50% of our excess cash flow for the immediately preceding year or portion thereof. We must also pay specified costs if we prepay LIBOR advances. We will also be required, subject to specified exceptions, to reduce the amount of commitment available upon any material sale of assets unless the after-tax proceeds are used to acquire substitute assets in the ordinary course of business within 12 months from the date of sale.

        The credit facility contains covenants that, subject to specified exceptions, restrict our ability to:

  •
  make capital expenditures;

  •
  sell or dispose of our assets;

  •
  incur additional debt;

  •
  incur contingent liabilities and liens;

  •
  merge with or acquire other companies or be subject to a change of control;

  •
  make loans or advances or stock repurchases;

  •
  engage in transactions with affiliates;

  •
  make investments; and

  •
  pay dividends.

        The credit facility also requires that we satisfy specified financial tests and maintain specified financial ratios and that we enter into interest rate swap agreements, which rank pari passu with the credit facility.

        Upon the occurrence of an event of default under the credit facility, the lenders may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and payable. The credit facility specifies a number of events of default including, among others, the failure to make timely principal and interest payments, to perform the covenants, or to maintain the required financial performance ratios.

9 5/8% Senior Subordinated Notes Due 2008

        In 1998, we issued $125.0 million aggregate principal amount 9 5/8% senior subordinated notes due 2008. These notes are unsecured, senior subordinated obligations, subordinated in right of payment to our senior debt, including amounts outstanding under the credit facility, pari passu in right of payment with all of our current and future senior subordinated debt, including the notes, and senior in right of payment to any future subordinated debt. The 9 5/8% senior subordinated notes mature on May 15, 2008. Interest on the notes accrues at a rate of 9 5/8% per annum and is payable in cash semiannually on each May 15 and November 15. After May 15, 2003, the 9 5/8% senior subordinated notes may be redeemed at any time at our option, at a redemption price of 104.813% of their principal amount. The indenture governing the 9 5/8% senior subordinated notes specifies that the redemption price declines annually each May 15th, to 103.208% at May 15, 2004, to 101.604% at May 15, 2005, and to 100.000% of the principal amount on or after May 15, 2006.

        The indenture governing the 9 5/8% senior subordinated notes contains specified restrictions with respect to the conduct of our business and specified restrictive covenants, including, among others, limitations on our ability to:

  •
  incur additional debt;

  •
  pay dividends;

  •
  repay junior debt prior to stated maturities;

  •
  allow the imposition of dividend restrictions on certain subsidiaries;

  •
  sell assets;

  •
  make investments;

  •
  engage in transactions with shareholders and affiliates;

  •
  create liens; and

  •
  engage in some types of mergers or acquisitions.

        The indenture specifies a number of events of default, including, among others, a failure to make timely principal or interest payments or to perform the covenants contained in the indenture. If an event of default occurs and is continuing, the trustee under the indenture or the holders of a specified principal amount of the outstanding 9 5/8% senior subordinated notes may declare the principal of and accrued but unpaid interest on all the 9 5/8% senior subordinated notes to be due and payable on the date provided for in accordance with the indenture. An acceleration of the 9 5/8% senior subordinated notes may, under specified circumstances, be rescinded by the holders of a majority of the total principal amount of the then outstanding 9 5/8% senior subordinated notes.

Hedging Transactions

        We have entered into arrangements to manage our interest expense. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk."

Preferred Stock

        We have issued the following preferred stock with liquidation preferences of $1,000 per share:

	Mandatory redemption date	Dividend rate per annum	Conversion price to common stock	Other features, rights, preferences, and powers	Number of shares originally issued	Shares distributed as dividends through December 31, 2001	Accrued dividends at December 31, 2001
							(In thousands)
Senior Exchangeable Preferred Stock	05/15/2010	11.375%	—	Non-Voting	150,000	65,373	$3,062
Junior Exchangeable Preferred Stock	02/15/2011	12.250%	—	Non-Voting	140,000	32,901	2,648
Class M Redeemable Voting Convertible Preferred Stock	04/03/2012	8.000%	$53.000	Voting	110,000	—	15,400
Class T Convertible Preferred Stock	04/03/2020	4.000%	$50.631	Non-Voting	7,541	—	527

Total					407,541	98,274	$21,637

        Dividends on our senior exchangeable preferred stock are cumulative, payable quarterly, and may be paid, at our option, on any dividend payment date occurring on or before May 15, 2003, either in cash or by the issuance of additional shares of senior exchangeable preferred stock having an aggregate liquidation preference equal to the amount of such dividends. After that, all dividends will be payable in cash only. We expect that cash dividends on the senior exchangeable preferred stock will be approximately $30 million per year.

        Dividends on our junior exchangeable preferred stock are cumulative, are payable quarterly, and may be paid, at our option, on any dividend payment date occurring on or before February 15, 2005, either in cash or by the issuance of additional shares of junior exchangeable preferred stock having an aggregate liquidation preference equal to the amount of such dividends. After that, all dividends will be payable in cash only. We expect that cash dividends on the junior exchangeable preferred stock will be approximately $32 million per year.

        If we are permitted to do so by the covenants governing our indebtedness, we may elect to exchange both our senior exchangeable preferred stock and our junior exchangeable preferred stock for senior subordinated indebtedness in an aggregate principal amount equal to the liquidation preference of the preferred securities exchanged. This senior subordinated indebtedness would rank equally with the notes.

        Dividends on the Class M convertible preferred stock are cumulative and accrue at 8% per annum. The Class M convertible preferred stock is convertible into shares of our Class A common stock at a conversion ratio of one share for each $53.00 in liquidation value of the Class M convertible preferred stock (subject to adjustment). In addition, the holders of the Class M convertible preferred stock are entitled to vote on all matters subject to a vote of shareholders on an as-converted basis. Under the terms of the purchase agreement related to the issuance of the Class M convertible preferred stock, until their shareholdings fall below certain levels, the holders are entitled to elect two directors to our board of directors. The Class M convertible preferred stock is exchangeable, at our option, for junior subordinated debentures with similar provisions.

        In order to comply with the FCC rules regarding cross-ownership of cellular licensees within a given market, we issued 7,541 shares of Class T convertible preferred stock to Telephone & Data Systems, Inc., or TDS, with a par value of $1,000 per share in April 2000 in exchange for 43,000 shares of Class A common stock and 105,940 shares of Class B common stock owned by TDS. Either we or TDS can convert the Class T preferred stock into the original number of shares of Class A or Class B common stock in the future if ownership by TDS of our common stock would then be permissible under FCC rules. Dividends on the Class T preferred stock are cumulative and have a fixed coupon rate of 4% per annum.

        The senior exchangeable preferred stock is senior to all classes of our junior preferred stock and common stock with respect to dividend rights and rights on our liquidation, winding-up, and dissolution. The junior exchangeable preferred stock is junior to the senior exchangeable preferred stock and Class T convertible preferred stock and senior to the Class M convertible preferred stock and common stock with respect to dividend rights and rights on our liquidation, winding-up, and dissolution. Shares of the senior and junior exchangeable preferred stock and Class T convertible preferred stock are non-voting, except as otherwise required by law and as provided in their respective Certificates of Designation.

THE EXCHANGE OFFER

General

        In connection with the sale of the outstanding notes pursuant to a purchase agreement dated as of January 11, 2002, between us and the initial purchasers, the initial purchasers and their assignees became entitled to the benefits of a registration rights agreement.

        Under the registration rights agreement, we have agreed to use our best efforts to cause to be filed with the Securities and Exchange Commission a registration statement on the appropriate form under the Securities Act as soon as practicable after the date of issuance of the outstanding notes (the "Issue Date"), with respect to an offer to exchange the outstanding notes for registered notes that are identical in all material respects to the outstanding notes, except that the registered notes will not contain terms with respect to transfer restrictions (other than those that might be imposed by state securities laws), and their issuance will be registered under the Securities Act. We will use our best efforts to cause the registration statement to become effective at the earliest possible time. Upon the effectiveness of the registration statement, pursuant to the exchange offer, we will offer to holders of Transfer Restricted Notes, as defined below, who are able to make certain representations, the opportunity to exchange their Transfer Restricted Notes for registered notes.

If:

        (1)  we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or Securities and Exchange Commission policy,

        (2)  any holder of Transfer Restricted Notes notifies us within 20 business days after the consummation of the exchange offer that

          (a)  it is prohibited by law or Commission policy from participating in the exchange offer, or

          (b)  it may not resell the registered notes acquired by it in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales, or

          (c)  it is a broker-dealer and owns notes acquired directly from us or one of our affiliates,

        (3)  the exchange offer is not for any other reason consummated within 180 days following the original issuance of the notes, or

        (4)  the holder of Private Exchange Notes, as defined below, requests,

we will file with the Commission a shelf registration statement (the "Shelf Registration Statement") relating to all remaining Transfer Restricted Notes. We will use our best efforts to cause the Shelf Registration Statement to be declared effective as promptly as possible by the Commission.

        We will keep the exchange offer open for not less than 20 business days (or longer, if required by applicable law) after the date notice of the exchange offer is given to the holders of the notes.

        Upon the terms and subject to the conditions set forth in this prospectus and in the letters of transmittal (which together constitute the exchange offer), we will accept for exchange all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City Time, on the Expiration Date. We will issue registered notes in exchange for an equal principal amount at maturity of outstanding notes accepted in the exchange offer. As of the date of this prospectus, there was outstanding $300,000,000 aggregate principal amount of outstanding notes.

        This prospectus, together with the letters of transmittal, is being made available to all registered holders of outstanding notes. Our obligation to accept outstanding notes for exchange pursuant to the exchange offer is subject to certain conditions as set forth under "—Conditions."

        We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving the registered notes from us and delivering registered notes to such holders.

        In the event the exchange offer is consummated, subject to certain limited exceptions, we will not be required to register the outstanding notes. In such event, holders of outstanding notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the federal and state securities laws. See "Risk Factors—You will be subject to transfer restrictions if you fail to exchange your outstanding notes."

Expiration Date; Extensions; Amendments

        The term "Expiration Date" shall mean                        , 2002 [20 business days following the commencement of the exchange offer], unless we, in our sole discretion, extend the exchange offer, in which case the term "Expiration Date" shall mean the latest date to which the exchange offer is extended. In order to extend the Expiration Date, we will notify the exchange agent by oral or written notice and will make timely public announcement of any extension, each prior to 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that we are extending the exchange offer for a specified period of time.

        Notwithstanding any extension of the exchange offer, if for any reason the exchange offer is not consummated before                        , 2002 [30 business days following the effective date of the registration statement], we will, at our own expense, (a) as promptly as practicable, file a Shelf Registration Statement covering resales of the outstanding notes, (b) use our best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act, and (c) keep the Shelf Registration Statement effective until the earlier of two years following the Issue Date and such time as all of the outstanding notes have been sold or otherwise can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f), and (h) of Rule 144. We will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of such Shelf Registration Statement, notify each such holder when such Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the outstanding notes. A holder selling outstanding notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and will be bound by the provisions of the registration rights agreement which are applicable to such a holder (including certain indemnification obligations).

        We reserve the right

  •
  to delay accepting any outstanding notes, to extend the exchange offer or to terminate the exchange offer and not accept outstanding notes not previously accepted if any of the conditions set forth under "—Conditions" shall have occurred and shall not have been waived by us, by giving oral or written notice of such delay, extension, or termination to the exchange agent or

  •
  to amend the terms of the exchange offer in any manner we deem to be advantageous to the holders of the outstanding notes.

        Any such delay in acceptance, extension, termination, or amendment will be followed as promptly as practicable by oral or written notice thereof. If the exchange offer is amended in a manner we have determined to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the outstanding notes of such amendment and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to holders of the outstanding notes, if the exchange offer would otherwise expire during such five to ten business day period.

        Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment, or termination of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

        NO VOTE OF OUR SECURITY HOLDERS IS REQUIRED UNDER APPLICABLE LAW TO EFFECT THE EXCHANGE OFFER AND NO SUCH VOTE (OR PROXY THEREFOR) IS BEING SOUGHT HEREBY.

        Holders of outstanding notes do not have any appraisal or dissenters' rights in connection with the exchange offer under the Minnesota Business Corporation Act, the governing law of the state of incorporation of RCC.

Procedures for Tendering

        To tender in the exchange offer, a holder must complete, sign, and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or such facsimile, together with any other required documents, to the exchange agent prior to 5:00 p.m. New York City Time, on the Expiration Date. In addition, either

  •
  certificates for such tendered outstanding notes must be received by the exchange agent along with the letter of transmittal prior to the Expiration Date,

  •
  a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such outstanding notes, if such procedure is available, into the exchange agent's account at the Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the Expiration Date, or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        THE METHOD OF DELIVERY OF OUTSTANDING NOTES, LETTERS OF TRANSMITTAL, AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OUTSTANDING NOTES SHOULD BE SENT TO US. To be tendered effectively, the outstanding notes, the letter of transmittal, and all other required documents must be received by the exchange agent prior to 5:00 p.m., New York City Time, on the Expiration Date. Delivery of all documents must be made to the exchange agent at the address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies, or nominees to effect such tender for such holders.

        The tender by a holder of outstanding notes will constitute an agreement between such holder and Rural Cellular Corporation in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

        Only a holder of outstanding notes may tender such outstanding notes in the exchange offer. The term "holder" with respect to the exchange offer means any person in whose name outstanding notes are registered on the books of Rural Cellular Corporation or any other person who has obtained a properly completed bond or stock power from the registered holder.

        Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender shall contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial owner wishes to tender on his own behalf, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering his outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in such owner's name or obtain a properly completed bond or stock power from the registered holder. The transfer of registered ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the U.S. (an "Eligible Institution") unless the outstanding notes tendered pursuant thereto are tendered

  •
  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal or

  •
  for the account of an Eligible Institution.

        In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by an Eligible Institution.

        If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed therein, such outstanding notes must be endorsed or accompanied by bond powers and a proxy which authorizes such person to tender the outstanding notes on behalf of the registered holder, in each case as the name of the registered holder or holders appears on the outstanding notes.

        If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by Rural Cellular Corporation, submit evidence satisfactory to Rural Cellular Corporation of their authority to so act with the letter of transmittal.

        All questions as the validity, form, eligibility (including time of receipt), and withdrawal of the tendered outstanding notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes which, if accepted by us, would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. None of Rural Cellular, the exchange agent, or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of outstanding notes, nor shall any of them incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until such irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of such outstanding notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the Expiration Date without cost to such holders.

        In addition, we reserve the right in our sole discretion, subject to the provisions of the indenture, to

  •
  purchase or make offers for any outstanding notes that remain outstanding subsequent to the Expiration Date or, as set forth under "—Conditions,"

  •
  terminate the exchange offer in accordance with the terms of the registration rights agreement, and

  •
  to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions, or otherwise.

The terms of any such purchase or offer could differ from the terms of the exchange offer.

        By tendering, each holder will represent to us that

  •
  it is not an affiliate of ours (as defined under Rule 405 of the Securities Act),

  •
  any registered notes to be received by the holder were acquired in the ordinary course of its business, and

  •
  at the time of commencement of the exchange offer, it was not engaged in, and did not intend to engage in, a distribution of such registered notes and had no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the registered notes.

        If a holder of outstanding notes is an affiliate of ours, and is engaged in or intends to engage in a distribution of the registered notes or has any arrangement or understanding with respect to the distribution of the registered notes to be acquired pursuant to the exchange offer, such holder could not rely on the applicable interpretations of the staff of the Commission and must comply with the registration and prospectus delivery requirement of the Securities Act in connection with any secondary resale transaction. Each broker or dealer that receives registered notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker or dealer as a result of marketmaking activities, or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. See "Plan of Distribution."

Acceptance of Outstanding Notes for Exchange; Delivery of Registered Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the Expiration Date, all outstanding notes properly tendered and will issue the registered notes promptly after acceptance of the outstanding notes. See "—Conditions" below. For purposes of the exchange offer, we shall be deemed to have accepted validly tendered outstanding notes for exchange when, as and if we have given oral or written notice thereof to the exchange agent.

        For each outstanding note tendered for exchange, the holder of such outstanding note will receive a registered note having a principal amount equal to that of the surrendered outstanding note.

        If:

  (1)
  we fail to file any registration statement required to be filed under the registration rights agreement on or prior to the date specified for such filing,

  (2)
  any such registration statement is not declared effective by the Commission on or prior to the date specified for effectiveness in the registration rights agreement,

  (3)
  we fail to consummate the exchange offer on or prior to 30 business days following the effectiveness of the exchange offer registration statement, or

  (4)
  the Shelf Registration Statement or the exchange offer registration statement is declared effective by the Commission, but thereafter ceases to be effective or useable in connection with resales of Transferred Restricted Notes

(each of such events referred to in clauses (1) through (4) above being collectively referred to as a "Registration Default"), then, we will be required to pay liquidated damages to each holder of notes, in an amount equal to 0.25% per annum on the principal amount of notes outstanding for the first 90 day period immediately following the occurrence of the first Registration Default. The amount of liquidated damages will increase by an additional 0.25% per annum on the principal amount outstanding for each subsequent 90 day period, to a maximum of 2.0% per annum, until all Registration Defaults have been cured. All accrued liquidated damages will be paid by us on each interest payment date to the note holder as specified in the indenture.

        In all cases, issuance of registered notes for outstanding notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such outstanding notes or a timely Book-Entry Confirmation of such outstanding notes into the exchange agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or nonexchanged outstanding notes will be returned without expense to the tendering holder thereof (or, in the case of outstanding notes tendered by book-entry transfer procedures described below, such nonexchanged outstanding notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the outstanding notes at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of outstanding notes by causing the Book-Entry Transfer Facility to transfer such outstanding notes into the exchange agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal or facsimile with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth below under "—Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery Procedures

        If a registered holder of outstanding notes desires to tender such outstanding notes, and the outstanding notes are not immediately available, or time will not permit such holder's outstanding notes or other required documents to reach the exchange agent before the Expiration Date, or the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

  •
  the tender is made through an Eligible Institution,

  •
  prior to the Expiration Date, the exchange agent receives from such Eligible Institution a properly completed and duly executed letter of transmittal (or a facsimile thereof) and notice of guaranteed delivery, substantially in the form provided by us (by facsimile transmission, mail, or hand delivery), setting forth the name and address of the holder of such outstanding notes and the amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form to transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent, and

  •
  the certificate for all physically tendered outstanding notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within five NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time prior to 5:00 p.m. New York City Time, on the Expiration Date; otherwise, such tenders are irrevocable.

        For a withdrawal to be effective, a written notice of withdrawal sent by telegram or facsimile, with receipt confirmed by telephone, or letter must be received prior to the Expiration Date by the exchange agent at the address or numbers set forth below under "—Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the outstanding notes to be withdrawn, identify the outstanding notes to be withdrawn (including the principal amount of such outstanding notes), and (where certificates for outstanding notes have been transmitted) specify the name in which such outstanding notes are registered, if different from that of the withdrawing holder. If certificates for the outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If outstanding notes have been tendered pursuant to the procedures of book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of such facility. All questions as to the validity, form, and eligibility (including time of receipt) of such notices will be determined by Rural Cellular, whose determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such outstanding notes will be credited to an account maintained with such Book-Entry Transfer Facility for the outstanding notes) as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described under the "—Procedures for Tendering" above at any time on or prior to the Expiration Date.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or to issue registered notes in exchange for, any outstanding notes and may terminate or amend the exchange offer as provided herein before the acceptance of such outstanding notes, if because of any changes in law, or applicable interpretations thereof by the Commission, we determine that we are not permitted to effect the exchange offer. In addition, we have no obligation to, and will not knowingly, accept tenders of outstanding notes from any affiliates of ours (within the meaning of Rule 405 under the Securities Act) or from any other holder or holders who are not eligible to participate in the exchange offer under applicable law or interpretations thereof by the Commission, or if the registered notes to be received by such holder or holders of outstanding notes in the exchange offer, upon receipt, will not be tradable by such holder without restriction under the Securities Act and the Exchange Act and without material restriction under the "blue sky" or securities laws of substantially all of the states.

Exchange Agent

        Wells Fargo Bank Minnesota, N.A. has been appointed as exchange agent in connection with the exchange offer. Questions and requests for assistance in connection with the exchange offer and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:
Wells Fargo Bank Minnesota, NA MAC# N9303-121 P.O. Box 1517 Minneapolis, MN 55480-1517 Attention: Corporate Trust Operations
By Regular Mail or Overnight Courier:
Wells Fargo Bank Minnesota, NA MAC# N9303-121 6th & Marquette Avenue Minneapolis, MN 55479 Attention: Corporate Trust Operations
In Person or by Hand:
Wells Fargo Bank Minnesota, NA 608 Second Avenue South 12th Floor Minneapolis, MN 55402 Attention: Corporate Trust Operations
By Facsimile:
(612) 667-4927

Fees and Expenses

        The expenses of soliciting tenders pursuant to the exchange offer will be borne by Rural Cellular. The principal solicitation for tender pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy, or in person by officers and regular employees of Rural Cellular.

        We will not make any payments to brokers, dealers, or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees, and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

        The expenses to be incurred in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent, the Trustee (as defined herein), and accounting, legal, printing, and related fees and expenses.

        We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes pursuant to the exchange offer. If, however, certificates representing registered notes or outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the outstanding notes tendered, or if tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than exchange of outstanding notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

        The registered notes will be recorded in our accounting records at the same carrying values as the outstanding notes as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the consummation of the exchange offer. The expense of the exchange offer will be amortized by us over the term of the registered notes in accordance with generally accepted accounting principles.

DESCRIPTION OF THE NOTES

        We will issue the registered notes under an indenture dated January 16, 2002, with Wells Fargo Bank Minnesota, N.A., as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

        The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as Holders of the notes. Copies of the indenture are available as set forth below under the caption "Available Information." Certain defined terms used in this description but not defined below under the caption "—Certain Definitions" have the meanings assigned to them in the indenture.

        The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

        You can find the definitions of certain terms used in this description under the subheading "—Certain Definitions." In this description, the terms "Rural Cellular," "we," or "us" refer only to Rural Cellular Corporation and not to any of its Subsidiaries.

General

        The notes are:

  •
  general unsecured obligations of Rural Cellular;

  •
  subordinated in right of payment to all existing and future Senior Indebtedness of Rural Cellular, including amounts outstanding under the Credit Facility;

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  equal in right of payment with all existing and future senior subordinated indebtedness of Rural Cellular, including our existing 9 5/8% senior subordinated notes due 2008; and

  •
  senior in right of payment to any of our future subordinated indebtedness.

Principal, Maturity and Interest

        Following the exchange offer, we will have outstanding $300,000,000 aggregate principal amount of notes under the indenture. We will be permitted to offer and sell up to $200,000,000 in aggregate principal amount of additional notes from time to time under the same indenture, subject to the restrictions on Indebtedness contained in the indenture, provided that we must offer and sell additional notes in tranches which are in each case no less than $25 million in principal amount in the aggregate.

        The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions, and offers to purchase. We will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on January 15, 2010.

        Interest on the notes will accrue at a rate of 9 3/4% per annum and will be payable semiannually in arrears on each January 15 and July 15, commencing on July 15, 2002, to the Holders of record on the immediately preceding January 1 and July 1.

        Interest on the notes will accrue from the date it was most recently paid, or, if no interest has been paid, from January 16, 2002. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Method of Receiving Payment on the Notes

        If a Holder has given wire transfer instructions to us, we will pay all principal, interest, and premium or Liquidated Damages, if any, on that Holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the Holders at their address set forth in the Security Register.

Paying Agent and Registrar for the Notes

        The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the Holders of the notes, and Rural Cellular or any of its Subsidiaries may act as paying agent or registrar.

        All moneys paid by us to a paying agent for the payment of principal of and premium, if any, and any interest on any notes which remain unclaimed for two years after such principal or premium, if any, or interest has become due and payable may be repaid to us, and thereafter the Holder of such notes may look only to us for payment of them.

Transfer and Exchange

        A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subordination

        The payment of the principal of and premium, if any, and interest on the notes will, to the extent set forth in the indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any payment or distribution of assets of Rural Cellular to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets, or any bankruptcy, insolvency, or similar proceedings of Rural Cellular, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due on such Senior Indebtedness before the Holders of the notes will be entitled to receive any Notes Payment.

        In the event that any Senior Payment Default shall have occurred and be continuing, or the maturity of any Senior Indebtedness shall have been accelerated, then no Notes Payment shall be made unless and until such Senior Payment Default shall have been cured or waived and any acceleration of Senior Indebtedness shall have been rescinded or annulled. In the event that any Senior Nonmonetary Default shall have occurred and be continuing, then, upon the receipt by Rural Cellular and the trustee of written notice of such Senior Nonmonetary Default from a Person designated as a representative for the Designated Senior Indebtedness or, if there is no outstanding Designated Senior Indebtedness, any holder of Senior Indebtedness, no Notes Payment shall be made during the period (the "Payment Blockage Period") commencing on the date of such receipt of such written notice and ending on the earlier of (1) the date on which such Senior Nonmonetary Default shall have been cured or waived or shall have ceased to exist and any acceleration of Senior Indebtedness shall have been rescinded or annulled or the Senior Indebtedness to which such Senior Nonmonetary Default relates shall have been discharged or (2) the 179th day after the date of such receipt of such written notice. No more than one Payment Blockage Period may be commenced with respect to the notes during any 360-day period and there shall be a period of at least 181 consecutive days in each 360-day period in which no Payment Blockage Period is in effect. For purposes of this paragraph, no Senior Nonmonetary Default that was known to the holders of Senior Indebtedness to exist or be continuing on the date of commencement of any Payment Blockage Period shall be, or be made, the basis for the commencement of a subsequent Payment Blockage Period by a representative for the Designated Senior Indebtedness unless such Senior Nonmonetary Default shall have been cured for a period of not less than 90 consecutive days.

        The subordination provisions described above will cease to be applicable to the notes upon any defeasance or covenant defeasance of the notes as described under "—Defeasance."

        At December 31, 2001, on a pro forma basis after giving effect to the sale of the outstanding notes and the application of the proceeds from the sale, Senior Indebtedness aggregated approximately $821.7 million with an additional $262.9 million available under the revolver of the Credit Facility. We expect from time to time to Incur additional Indebtedness constituting Senior Indebtedness. See "Description of Financing Arrangements—Credit Facility." In addition, all existing and future Indebtedness and other liabilities of our Subsidiaries will be effectively senior in right of payment to the notes. At December 31, 2001, our Subsidiaries had no material Indebtedness outstanding, other than Intercompany Indebtedness and guarantees by such Subsidiaries of the Credit Facility. Finally, the notes will rank pari passu with $125 million aggregate principal amount of our existing 9 5/8% senior subordinated notes. In addition, if the covenants governing our indebtedness permit, we can elect to exchange up to all of our Junior Exchangeable Preferred Stock and Senior Exchangeable Preferred Stock (an aggregate of $505.8 million in liquidation preference outstanding as of December 31, 2001) for additional senior subordinated indebtedness, which will rank pari passu with the notes.

Optional Redemption

        After January 15, 2006, the notes may be redeemed at any time at the option of Rural Cellular, in whole or from time to time in part, on not less than 30 nor more than 60 days' prior notice, at the following redemption prices (expressed as percentages of their principal amount), together with accrued and unpaid interest and Liquidated Damages, if any, to but excluding the date fixed for redemption, if redeemed during the 12-month period beginning on January 15 of each of the years indicated below:

Year	Redemption Price
2006	104.875%
2007	103.250%
2008	101.625%
2009 and thereafter	100.000%

        Notwithstanding the above, at any time prior to January 15, 2005, Rural Cellular may redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including additional notes but without taking into account notes that are issued in exchange for other notes under a registration rights agreement) from the net cash proceeds of a Qualifying Event at a price equal to 109.75% of their aggregate principal amount, together with accrued and unpaid interest and Liquidated Damages, if any, to but excluding the date fixed for redemption; provided, that at least 65% of the aggregate principal amount of notes issued under the indenture (including additional notes but without taking into account notes that are issued in exchange for other notes under a registration rights agreement) remains outstanding immediately following such redemption. Any such redemption must be made within 30 days after the related Qualifying Event.

        Notice of any optional redemption of any notes, or portion thereof, will be given to Holders at their addresses appearing in the Security Register, not less than 30 nor more than 60 days prior to the date fixed for redemption. The notice of redemption shall state the redemption date, the redemption price, if less than all the outstanding notes are to be redeemed, principal amounts of the particular notes to be redeemed, that on the redemption date the redemption price will become due and payable upon each note to be redeemed, and the place or places where such notes are to be surrendered for payment of the redemption price. If less than all of the notes are to be redeemed, the particular notes to be redeemed will be selected not more than 60 days prior to the redemption date by the trustee by such method as the trustee deems fair and appropriate.

No Sinking Fund

        The notes will not be entitled to the benefit of any sinking fund.

Change of Control

        Upon the occurrence of a Change of Control, each Holder of a note shall have the right to request Rural Cellular to repurchase such note on the terms and conditions set forth in the indenture. Rural Cellular shall, within 30 days following the date of the consummation of a transaction resulting in a Change of Control, mail an Offer to Purchase all outstanding notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, to but excluding the date of purchase. Rural Cellular or a third party on its behalf may, but shall not be required to, satisfy Rural Cellular's obligations under this covenant by mailing such an Offer to Purchase prior to, and contingent upon, the anticipated consummation of a transaction resulting in a Change of Control; provided that Rural Cellular and any such third party shall comply with all applicable laws and regulations, including Rule 14e-1 under the Exchange Act, and the Offer to Purchase shall not close unless the transaction resulting in a Change of Control also occurs.

        The occurrence of a Change of Control may constitute an event of default under the Credit Facility, entitling the Credit Facility lenders to accelerate all Credit Facility obligations, which would result in a block on all payments under the notes. Rural Cellular may not be able to make or satisfy the Offer to Purchase.

        "Change of Control" means (1) directly or indirectly a merger, sale, transfer, or other conveyance of all or substantially all the assets of Rural Cellular, on a consolidated basis, to any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), excluding transfers or conveyances to or among Rural Cellular's current or newly-formed Wholly Owned Restricted Subsidiaries, as an entirety or substantially as an entirety in one transaction or series of related transactions, in each case with the effect that any Person or group of Persons beneficially owns more than 50% of the total Voting Power entitled to vote in the election of directors, managers, or trustees of the transferee entity immediately after such transaction, (2) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total Voting Power of Rural Cellular, or (3) during any period of 24 consecutive months, individuals who at the beginning of such period constituted the Board of Directors of Rural Cellular (together with any new directors whose election by such Board or whose nomination for election by the shareholders of Rural Cellular was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Board of Directors of Rural Cellular then in office. For purposes of this definition, the terms "beneficially own," "beneficial owner," and "beneficial ownership" shall have the meanings used in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable, except that a Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

        Rural Cellular will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations applicable to any Offer to Purchase.

        The Change of Control purchase feature is a result of negotiations between Rural Cellular and the initial purchasers of the notes. Subject to the limitations discussed below, Rural Cellular could, in the future, enter into transactions, including acquisitions, refinancings, or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect Rural Cellular's capital structure. Except for the limitations contained in "—Certain Covenants—Limitation on Consolidated Indebtedness" and "—Certain Covenants—Limitation on Preferred Stock of Restricted Subsidiaries," the indenture does not contain any covenants or provisions that may afford holders of the notes protection in the event of some highly leveraged transactions.

        If a Change of Control were to occur, our Credit Facility, and possibly other Indebtedness of us and our Subsidiaries, could be required to be repaid, repurchased, or amended prior to the repurchase of the notes. In addition, if a Change of Control were to occur, the terms of our existing senior subordinated notes would require an offer similar to a Change of Control offer. Future Indebtedness of Rural Cellular and its Subsidiaries may also contain prohibitions on the repurchase of the notes upon the occurrence of some events that would constitute a Change of Control or may require such Indebtedness to be repurchased upon a Change of Control. In the event that a Change of Control occurs at a time when Rural Cellular is prohibited or prevented from repurchasing the notes, Rural Cellular could seek the consent of the applicable lenders to allow the repurchase or could attempt to refinance the borrowings that contain the prohibition. If Rural Cellular does not obtain such a consent or repay those borrowings, Rural Cellular will remain prohibited from repurchasing the notes. In that case, Rural Cellular's failure to purchase tendered notes would constitute an Event of Default under the indenture. Finally, Rural Cellular's ability to pay cash to the holders of the notes following the occurrence of a Change of Control may be limited by Rural Cellular's then existing financial resources, including its ability to access the cash flow of its Subsidiaries. See "Risk Factors—In the event of a change of control, we could be obligated to offer to repurchase the notes. Such a repurchase could be prohibited by the terms of our credit facility. In addition, we may not have sufficient funds to fulfill our obligation to repurchase the notes upon the occurrence of a change of control." Sufficient funds may not be available when necessary to make any required repurchases.

        Rural Cellular will not be required to make an Offer to Purchase upon a Change of Control if a third party makes the Offer to Purchase in the manner, at the times, and otherwise in compliance with the requirements set forth in the indenture applicable to an Offer to Purchase made by Rural Cellular and purchases all notes validly tendered and not withdrawn under such Offer to Purchase.

        The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance, or other disposition of "all or substantially all" of the assets of Rural Cellular and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of the notes to require Rural Cellular to repurchase such notes as a result of a sale, lease, transfer, conveyance, or other disposition of less than all of the assets of Rural Cellular and its Subsidiaries taken as a whole to another Person or group may be uncertain.

        For the avoidance of doubt, Rural Cellular may merge with a Wholly Owned Restricted Subsidiary incorporated for the sole purpose of reincorporating Rural Cellular in another jurisdiction and/or for the sole purpose of forming a holding company whose only substantial asset is the capital stock of Rural Cellular, and in determining whether a Change of Control has occurred, any such holding company structure will be disregarded.

Certain Covenants

  Limitation on Consolidated Indebtedness

        The indenture prohibits Rural Cellular and its Restricted Subsidiaries from Incurring any Indebtedness, except that Rural Cellular may Incur Indebtedness if (1) there exists no Default or Event of Default immediately prior and subsequent thereto, and (2) after giving effect thereto, Rural

Cellular's Operating Cash Flow Ratio on a pro forma basis (calculated on the assumption that such Indebtedness had been Incurred on the first day of the applicable Reference Period), would have been less than 7.5 to 1.0. Notwithstanding the above, if there exists no Default or Event of Default immediately prior and subsequent to that event, Rural Cellular and its Restricted Subsidiaries may Incur the following Indebtedness (other than the Indebtedness evidenced by the Senior Subordinated Exchange Debentures and the Additional Senior Subordinated Exchange Debentures) without regard to the above limitations:

          (1)  Indebtedness evidenced by the outstanding notes on the Issue Date and any notes issued in exchange for those notes under the registration rights agreement;

          (2)  Indebtedness Incurred by Rural Cellular under the Credit Facility in an aggregate principal amount not to exceed $325 million at any time outstanding, reduced by (x) the amount of repayments and permanent reductions of Indebtedness Incurred under this clause (2) due to the application of Net Cash Proceeds and (y) the amount of any Indebtedness Incurred under this clause (2) that is assumed, in each case, as set forth in the "—Limitation on Asset Sales and Sales of Subsidiary Stock" covenant;

          (3)  Indebtedness of Rural Cellular or any of its Restricted Subsidiaries owing to Rural Cellular or any of its Wholly Owned Restricted Subsidiaries ("Intercompany Indebtedness"); provided that (A) in the case of any such Indebtedness of Rural Cellular, such obligations will be unsecured and subordinated in all respects to the Holders' rights pursuant to the notes to the same extent as the notes are subordinated to Senior Indebtedness and (B) if any event occurs that causes a Restricted Subsidiary to no longer be a Restricted Subsidiary, then this clause (3) will no longer be applicable to such Indebtedness of that Restricted Subsidiary;

          (4)  Indebtedness of Rural Cellular or any Restricted Subsidiary to renew, extend, refinance, or refund any Indebtedness of Rural Cellular or such Restricted Subsidiary outstanding or committed on the date of renewal, extension, refinancing, or refunding Incurred pursuant to clauses (1), (4), (6), (8), or (12) or pursuant to the first paragraph of this covenant; provided, however, that such Indebtedness does not exceed the principal amount (or in the case of Preferred Stock that constitutes Indebtedness, the aggregate liquidation value) of outstanding or committed Indebtedness so renewed, extended, refinanced, or refunded plus financing fees and other expenses associated therewith; and provided further, however, that (a) such renewing, extending, refinancing, or refunding Indebtedness will not have a final maturity and will not have any other mandatory repayments or redemptions prior to or in amounts greater than those of the Indebtedness being renewed, extended, refinanced, or refunded, (b) in the case of any refinancing or refunding of Indebtedness that ranks pari passu in right of payment to the notes, the refinancing or refunding Indebtedness ranks pari passu or is subordinated in right of payment to the notes and, in the case of any refinancing or refunding of Indebtedness subordinated to the notes (or Preferred Stock that constitutes Indebtedness), the refinancing or refunding Indebtedness ranks subordinate in right of payment to the notes to substantially the same extent as, or to a greater extent than, the Indebtedness refinanced or refunded, and (c) no Restricted Subsidiary of Rural Cellular will be permitted to refinance any Indebtedness of Rural Cellular (for the avoidance of doubt, it is understood that a refinancing or refunding of Indebtedness under the Credit Facility incurred under the first paragraph of this section, or clause (4), (6), or (12), will include additional borrowings under the same Credit Facility to refinance or refund such Indebtedness so long as the conditions set forth in this clause (4) are met);

          (5)  Indebtedness Incurred by Rural Cellular or any of its Restricted Subsidiaries under Hedge Agreements to protect Rural Cellular or any of its Restricted Subsidiaries from interest or foreign currency risk on Indebtedness permitted to be Incurred by the indenture, provided, that the notional principal amount of any such Hedge Agreements does not exceed the principal amount of

  Indebtedness to which such Hedge Agreements relate, and such Hedge Agreements are not for speculative purposes;

          (6)  Indebtedness of Rural Cellular and its Restricted Subsidiaries existing on the Issue Date and listed on a schedule to the indenture (other than Indebtedness Incurred under clause (3) above), until such Indebtedness or any Indebtedness Incurred under clause (4) to refinance such Indebtedness is repaid ("Existing Indebtedness");

          (7)  any guarantee by any Restricted Subsidiary of any Indebtedness Incurred under the Credit Facility in compliance with this covenant;

          (8)  Acquired Indebtedness, provided that on a pro forma basis after giving effect to the Incurrence of such Indebtedness, Rural Cellular shall be able to Incur $1.00 of additional Indebtedness pursuant to the provisions described under the first paragraph of this covenant "—Limitation on Consolidated Indebtedness";

          (9)  Indebtedness in respect of performance, surety, or appeal bonds provided in the ordinary course of business;

        (10)  Indebtedness arising from agreements providing for indemnification, adjustment of purchase price, or similar obligations, or from guarantees or letters of credit, surety bonds, or performance bonds securing any obligations of Rural Cellular or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets, or Restricted Subsidiary of Rural Cellular (other than guarantees of, or similar obligations under, Indebtedness Incurred by any Person acquiring all or any portion of such business, assets, or Restricted Subsidiary of Rural Cellular for the purpose of financing such acquisition), in an amount not to exceed the gross proceeds actually received by Rural Cellular or any Restricted Subsidiary in connection with such disposition;

        (11)  Indebtedness of any Restricted Subsidiary of Rural Cellular which does not exceed $50 million in the aggregate for all such Restricted Subsidiaries at any time outstanding under this clause (11) (excluding any Intercompany Indebtedness or Acquired Indebtedness that is otherwise permitted to be Incurred under the indenture); provided that a Restricted Subsidiary may not Incur any Indebtedness under this clause (11) unless, on a pro forma basis, Rural Cellular's Operating Cash Flow Ratio is less than 7.0 to 1.0 and the Adjusted Operating Cash Flow Ratio of such Restricted Subsidiary is less than 5.0 to 1.0; and

        (12)  Indebtedness of Rural Cellular or any Restricted Subsidiary, other than Indebtedness permitted pursuant to clauses (1) through (11) above, which does not exceed $25 million at any time outstanding or committed (including any Indebtedness Incurred under clause (4) to refinance such Indebtedness).

        For the avoidance of doubt, all Indebtedness outstanding under the revolving portion of the Credit Facility on the Issue Date shall be deemed to have been Incurred under clause (2) above, and all Indebtedness outstanding under the term loans of the Credit Facility on the Issue Date shall be deemed to have been Incurred under clause (6) above.

  Limitation on Preferred Stock of Restricted Subsidiaries

        The indenture prohibits Rural Cellular from allowing any of its Restricted Subsidiaries to create or issue any Preferred Stock except:

          (1)  Preferred Stock outstanding on the Issue Date ("Existing Preferred Stock");

          (2)  Preferred Stock issued to and held by Rural Cellular or any Wholly Owned Restricted Subsidiary of Rural Cellular;

          (3)  Preferred Stock issued by any Person prior to that Person's having become a direct or indirect Restricted Subsidiary of Rural Cellular; and

          (4)  Preferred Stock issued by a Restricted Subsidiary the proceeds of which are used to refinance outstanding Preferred Stock of a Restricted Subsidiary, provided that (a) the liquidation value of the refinancing Preferred Stock does not exceed the liquidation value so refinanced plus financing fees and other expenses associated with such refinancing and (b) such refinancing Preferred Stock has no mandatory redemptions prior to (and in no greater amounts than) the Preferred Stock being refinanced.

  Limitation on Asset Sales and Sales of Subsidiary Stock

        The indenture provides that after the Issue Date, Rural Cellular will not, and will not permit any of its Restricted Subsidiaries to, in one transaction or a series of related transactions, convey, sell, transfer, assign, or otherwise dispose of, directly or indirectly, any of its property, business, or assets, including any sale or other transfer or issuance of any Capital Stock of any Restricted Subsidiary of Rural Cellular, whether owned on, or acquired after, the Issue Date (an "Asset Sale") unless (a) such Asset Sale is for Fair Market Value, (b) at least 75% of the value of the consideration for such Asset Sale consists of (1) cash, (2) the assumption by the transferee (and release of Rural Cellular or the relevant Restricted Subsidiary, as the case may be) of Senior Indebtedness or Indebtedness of Rural Cellular that ranks pari passu in right of payment to the notes or Indebtedness of such Restricted Subsidiary, or (3) notes, obligations, or other marketable securities (collectively "Marketable Securities") that are immediately converted into cash, and (c) the Net Cash Proceeds therefrom are applied on or prior to the date that is 360 days after the date of such Asset Sale (1) to the repayment of Indebtedness under the Credit Facility (which payment permanently reduces the commitment under the Credit Facility), (2) to the repurchase of the notes and such other Indebtedness that ranks equally with the notes containing provisions with respect to the repurchase of such Indebtedness with the net proceeds of asset sales, pursuant to an Offer to Purchase (an "Asset Sale Offer") described below, (3) to the making of capital expenditures or other acquisitions at Fair Market Value of long-term assets (other than Capital Stock) that are used or useful in a Wireless Communications Business that is owned wholly by Rural Cellular or any of its Restricted Subsidiaries, or (4) to the acquisition of all or substantially all of the assets of, or Capital Stock representing a majority of the Voting Power of, an entity engaged primarily in a Wireless Communications Business.

        Notwithstanding the provisions of the prior paragraph:

          (1)  any Restricted Subsidiary of Rural Cellular may convey, sell, lease, transfer, or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to Rural Cellular or a Wholly Owned Restricted Subsidiary of Rural Cellular;

          (2)  Rural Cellular and its Restricted Subsidiaries may, in the ordinary course of business, (A) convey, sell, lease, transfer, assign, or otherwise dispose of assets in the ordinary course of business provided that the consideration received reflects the Fair Market Value of such assets and (B) exchange assets for either assets or equity interests in Wireless Communications Businesses, provided that (a) the assets or equity interests received have a Fair Market Value substantially equal to the assets exchanged, (b) the assets received by Rural Cellular are controlled by Rural Cellular with respect to voting rights and day-to-day operations, or the equity interests received by Rural Cellular represent a controlling interest in the total Voting Power and day-to-day operations of a Person that is the issuer of such equity interests, (c) there exists no Event of Default immediately prior and subsequent thereto, and (d) immediately after giving effect to such transaction, Rural Cellular would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the provision of the indenture described in the first paragraph under "—Limitation on Consolidated Indebtedness";

          (3)  Rural Cellular and its Restricted Subsidiaries may make an exchange of assets where Rural Cellular and/or its Restricted Subsidiaries receive consideration for such assets at least 75% of which consists of (a) cash, (b) long-term assets (other than Capital Stock) at Fair Market Value that are used or useful in a Wireless Communications Business, or (c) any combination thereof (it being understood that any net cash proceeds shall be treated as Net Cash Proceeds under clause (c) of the preceding paragraph);

          (4)  Rural Cellular and its Restricted Subsidiaries may convey, sell, lease, transfer, assign, or otherwise dispose of assets pursuant to and in accordance with the covenants described in "—Consolidation, Merger, Conveyance, Transfer, or Lease";

          (5)  Rural Cellular and its Restricted Subsidiaries may (a) sell damaged, worn out, or other obsolete property in the ordinary course of business or other property no longer necessary for the proper conduct of the business of Rural Cellular or any of its Restricted Subsidiaries or (b) abandon such property if it cannot, through reasonable efforts, be sold; and

          (6)  in addition to the Asset Sales permitted by clauses (1) through (5) above, Rural Cellular and its Restricted Subsidiaries may consummate Asset Sales (other than in the case of Capital Stock of any Restricted Subsidiary of Rural Cellular) with respect to property, business, or assets the Fair Market Value of which does not exceed $10 million in the aggregate after the Issue Date.

        The indenture provides that an Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds not applied to the uses set forth in subsections (c)(1), (c)(3) or (c)(4) in the first paragraph of this covenant exceed $10 million. Pending the final application of any such Net Cash Proceeds, Rural Cellular may temporarily reduce revolving credit borrowings or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by the indenture.

        An Asset Sale Offer will remain open for a period of 20 Business Days following its commencement and no longer, except to the extent that a longer period is required by applicable law (the "Asset Sale Offer Period"). To the extent that any Senior Indebtedness of Rural Cellular or any Indebtedness of any of its Subsidiaries requires Rural Cellular or that Subsidiary to make an offer similar to an Asset Sale Offer, Rural Cellular and each such Subsidiary may make simultaneous offers, with the Asset Sale Offer being limited to proceeds not used to repurchase the Indebtedness of Rural Cellular or such Subsidiaries. In addition, Rural Cellular shall not make an asset sale offer for the 9 5/8% senior subordinated notes, the Senior Subordinated Exchange Debentures, and the Additional Senior Subordinated Exchange Debentures, unless it also makes an Asset Sale Offer for the notes. No later than five Business Days after the termination of the Asset Sale Offer Period (the "Asset Sale Purchase Date"), Rural Cellular will purchase the principal amount of notes required to be purchased pursuant to this covenant (the "Asset Sale Offer Amount") at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest and Liquidated Damages, if any, to but excluding the date of the purchase or, if less than the Asset Sale Offer Amount has been tendered, all notes tendered in response to the Asset Sale Offer.

        If the Asset Sale Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender notes pursuant to the Asset Sale Offer.

        On or before the Asset Sale Purchase Date, Rural Cellular will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Sale Offer Amount of notes or portions thereof tendered pursuant to the Asset Sale Offer, or if less than the Asset Sale Offer Amount has been tendered, all notes tendered, and will deliver to the trustee an Officers' Certificate stating that such notes or portions thereof were accepted for payment by Rural Cellular in accordance with the terms of this covenant. Rural Cellular, the Depositary, or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Asset Sale Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase price of the notes tendered by such Holder and accepted by Rural Cellular for purchase, and Rural Cellular will promptly issue a new note, and the trustee, upon written request from Rural Cellular, will authenticate and mail or deliver such new note to such Holder, in a principal amount equal to any unpurchased portion of the note surrendered. Any note not so accepted will be promptly mailed or delivered by Rural Cellular to the Holder thereof. Rural Cellular will publicly announce the results of the Asset Sale Offer on the Asset Sale Purchase Date. Upon completion of each Asset Sale Offer, the amount of accumulated Net Cash Proceeds not applied to the uses set forth in subsections (c)(1), (c)(3) or (c)(4) in the first paragraph of this section "—Limitation on Asset Sales and Sales of Subsidiary Stock" shall be reset to zero.

        Rural Cellular will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations applicable to any Asset Sale Offer.

        The Credit Facility and the 9 5/8% senior subordinated notes contain restrictions that limit our ability to effect an Asset Sale Offer. Any future agreements relating to Indebtedness to which we or any of our Subsidiaries or joint ventures become a party may contain similar restrictions and provisions.

  Limitation on Restricted Payments

        The indenture prohibits Rural Cellular or any Restricted Subsidiary from directly or indirectly making any Restricted Payment unless after giving effect to the Restricted Payment:

  (a)
  no Default or Event of Default has occurred and is continuing;

  (b)
  Rural Cellular would be permitted to Incur an additional $1.00 of Indebtedness pursuant to the provision of the indenture described in the first paragraph under "—Limitation on Consolidated Indebtedness"; and

  (c)
  the total of all Restricted Payments made on or after the Issue Date does not exceed the sum of (1) Cumulative Operating Cash Flow less 1.60 times Cumulative Interest Expense, (2) 100% of the aggregate Qualified Capital Stock Proceeds of Rural Cellular after the Issue Date, and (3) 100% of the cash proceeds received from an Unrestricted Subsidiary to the extent of Investments (other than Permitted Investments) made in such Unrestricted Subsidiary since the Issue Date.

        This provision shall not be violated, so long as no Default or Event of Default has occurred and is continuing (other than in the case of clause (2)), by reason of:

          (1)  the payment of any dividend within 60 days after declaration thereof if at the declaration date such payment would have complied with the preceding provision,

          (2)  any refinancing of any Indebtedness otherwise permitted under the provision of the indenture described under clause (2) or (4) of "—Limitation on Consolidated Indebtedness,"

          (3)  (a) the issuance of the Senior Subordinated Exchange Debentures in exchange for the Exchangeable Preferred Stock in accordance with the terms of the Exchangeable Preferred Stock in effect on the Issue Date, provided that after giving effect thereto, Rural Cellular's Operating Cash Flow Ratio on a pro forma basis (calculated on the assumption that such Indebtedness had been Incurred on the first day of the applicable Reference Period), would have been less than 6.5 to 1.0, or (b) the issuance of Additional Senior Subordinated Exchange Debentures in exchange for the Junior Exchangeable Preferred Stock in accordance with the terms of the Junior Exchangeable Preferred Stock in effect on the Issue Date, provided that after giving effect thereto, Rural Cellular's Operating Cash Flow Ratio on a pro forma basis (calculated on the assumption that such Indebtedness had been Incurred on the first day of the applicable Reference Period), would have been less than 6.5 to 1.0,

          (4)  the purchase, redemption, or other acquisition or retirement for value of shares of Capital Stock of any Restricted Subsidiary held by Persons other than Rural Cellular or any of its Restricted Subsidiaries,

          (5)  the redemption, defeasance, repurchase, or other acquisition or retirement of any Capital Stock of Rural Cellular or any Subordinated Indebtedness prior to its scheduled maturity or the payment of dividends on any Capital Stock of Rural Cellular either in exchange for or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Rural Cellular) of Qualified Capital Stock of Rural Cellular,

          (6)  the repurchase, redemption, or other retirement for value of any Qualified Capital Stock of Rural Cellular held by any former member of Rural Cellular's management pursuant to any management equity subscription agreement or stock option agreement in effect as of the Issue Date, provided that the aggregate price paid for all such repurchased, redeemed, acquired, or retired Qualified Capital Stock shall not exceed $1.0 million in any 12-month period and shall not exceed $5.0 million in the aggregate since the Issue Date,

          (7)  the payment of dividends on either the Exchangeable Preferred Stock after May 15, 2003 or on the Junior Exchangeable Preferred Stock after February 15, 2005, which dividends do not exceed $30.0 million in the aggregate since the Issue Date, provided that in no event may any such payment be made unless the Operating Cash Flow Ratio of Rural Cellular, calculated on the basis that the Preferred Stock on which such dividends are proposed to be paid constitutes Indebtedness, is less than 7.0 to 1.0, or

          (8)  Restricted Payments, in addition to Restricted Payments permitted pursuant to clauses (1) through (7) of this paragraph, not in excess of $25 million in the aggregate after the Issue Date.

        The payments described in clauses (1), (3), (4), (5) (provided the proceeds of the sale of the Qualified Capital Stock referred to in such clause constitute Qualified Capital Stock Proceeds), (6), (7), and (8) of this paragraph will count as Restricted Payments for the calculation under the first paragraph of this section "—Limitation on Restricted Payments."

  Limitations Concerning Distributions and Transfers by Restricted Subsidiaries

        The indenture provides that Rural Cellular shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual restriction or prohibition on the ability of any Restricted Subsidiary to:

  (a)
  pay dividends on, or make other distributions in respect of, its Capital Stock, or any other ownership interest or participation in, or measured by, its profits, to Rural Cellular or any Restricted Subsidiary or pay any Indebtedness or other obligation owed to Rural Cellular or any Restricted Subsidiary,

          (b)  make any loans or advances to Rural Cellular or any Restricted Subsidiary, or

          (c)  transfer any of its property or assets to Rural Cellular or any Restricted Subsidiary.

However, Rural Cellular may, and may permit any Restricted Subsidiary to, suffer to exist any such restriction or prohibition:

          (1)  pursuant to the indenture, the Credit Facility, any other agreement in effect on the Issue Date and listed on a schedule to the indenture or, if executed and delivered, the Exchange Indentures, provided that any such restriction or prohibition in the Exchange Indentures is no more restrictive than that contained in the indenture,

          (2)  pursuant to an agreement relating to any Indebtedness of such Restricted Subsidiary which was outstanding or committed prior to the date on which such Restricted Subsidiary became a Restricted Subsidiary of Rural Cellular other than restrictions or prohibitions adopted in anticipation of becoming a Restricted Subsidiary; provided that such restriction or prohibition shall not apply to any property or assets of Rural Cellular or any Restricted Subsidiary other than the property or assets of such Restricted Subsidiary and its Subsidiaries,

          (3)  pursuant to an agreement effecting a renewal, extension, refinancing, or refunding of any agreement described in clauses (1) and (2) above, provided, however, that the provisions contained in such renewal, extension, refinancing, or refunding agreement relating to such restriction or prohibition are no more restrictive in any material respect than the provisions contained in the agreement which is the subject thereof,

          (4)  existing under or by reason of applicable law,

          (5)  customary provisions restricting subletting or assignment of any lease governing any leasehold interest of any Restricted Subsidiary,

          (6)  purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the type referred to in clause (c) of this covenant,

          (7)  restrictions of the type referred to in clause (c) of this covenant contained in security agreements securing Indebtedness of a Restricted Subsidiary to the extent that such Liens were otherwise incurred in accordance with the "—Limitations on Liens" provision described below and restrict the transfer of property subject to such agreements, or

          (8)  customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business.

  Limitation on the Activities of Rural Cellular and its Restricted Subsidiaries

        The indenture provides that Rural Cellular will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Telecommunications Business, except to the extent it is not material to Rural Cellular and its Restricted Subsidiaries, taken as a whole.

  Limitations on Transactions with Affiliates and Related Persons

        The indenture provides that Rural Cellular will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer, or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance, or guarantee with, or for the benefit of, any Affiliate or Related Person of Rural Cellular, other than a Restricted Subsidiary (each such transaction, an "Affiliate Transaction"), unless:

          (1)  such Affiliate Transaction is on terms that are no less favorable to Rural Cellular or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Rural Cellular or such Restricted Subsidiary with an unrelated Person; and

          (2)  Rural Cellular delivers to the Trustee:

            (a)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a determination by the Board of Directors of Rural Cellular set forth in a Board Resolution and an Officers' Certificate certifying that each such Affiliate Transaction complies with clause (1) above and that each such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Rural Cellular; and

            (b)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to Rural Cellular of the financial terms of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an accounting, appraisal, or investment banking firm of national standing.

However, this limitation on transactions with our Affiliates and Related Persons will not limit, or be applicable to any agreement in effect on the Issue Date, as listed on a schedule to the indenture, and any amendments, extensions, or renewals of any such agreement, so long as any such amendment, extension, or renewal, taken as a whole, is not more disadvantageous to us or to any Restricted Subsidiary than the original agreement in effect on the Issue Date.

  Limitations on Liens

        The indenture provides that Rural Cellular will not, and will not permit any of its Restricted Subsidiaries to, Incur or suffer to exist any Lien on or with respect to any property or assets now owned or hereafter acquired to secure any Indebtedness that ranks in right of payment pari passu with or subordinate to the notes without making, or causing such Restricted Subsidiary to make, effective provision for securing the notes

          (1)  equally and ratably with such Indebtedness as to such property for so long as such Indebtedness will be so secured or

          (2)  in the event such Indebtedness is Indebtedness of Rural Cellular or a Restricted Subsidiary which is subordinate in right of payment to the notes, prior to such Indebtedness as to such property for so long as such Indebtedness will be so secured.

        The above restrictions shall not apply to:

          (1)  Liens existing in respect of any Indebtedness that exists on the Issue Date ("Existing Liens");

          (2)  Liens in favor of Rural Cellular or Liens in favor of a Wholly Owned Restricted Subsidiary of Rural Cellular on the assets or Capital Stock of another Wholly Owned Restricted Subsidiary of Rural Cellular;

          (3)  Liens to secure Indebtedness outstanding or committed for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the equipment or other property subject to such Liens; provided, however, that (a) the principal amount of any Indebtedness secured by such a Lien does not exceed 100% of such purchase price or cost, (b) such Lien does not extend to or cover any property other than such item of property or any improvements on such item, and (c) the Incurrence of such Indebtedness is otherwise permitted by the indenture;

          (4)  (a) Liens on property existing immediately prior to the time of acquisition thereof (and not Incurred in anticipation of the financing of such acquisition) and (b) Liens in respect of Acquired Indebtedness existing at the time of the acquisition of the related assets by Rural Cellular or any of its Restricted Subsidiaries (provided that such Liens do not extend to any assets of Rural Cellular or any of its Restricted Subsidiaries other than the assets being acquired (and as long as such Liens were not Incurred in anticipation of the financing of such asset acquisition));

          (5)  Liens to secure Indebtedness to extend, renew, refinance, or refund (or successive extensions, renewals, refinancings, or refundings), in whole or in part, Indebtedness secured by any Lien referred to in clauses (1), (3), and (4) of this paragraph so long as such Lien does not extend to any other property and the principal amount of Indebtedness so secured is not increased except as otherwise permitted under the provision of the indenture described under clause (2) or (4) of "—Limitation on Consolidated Indebtedness";

          (6)  Liens on any Permitted Investment in Cooperative Bank Equity in favor of any Cooperative Banks; or

          (7)  any other Liens in respect of any Indebtedness, which Indebtedness does not exceed $500,000 in the aggregate.

  Limitation on Certain Debt

        The indenture provides that Rural Cellular will not Incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of Rural Cellular unless the Indebtedness so Incurred is either pari passu or subordinate in right of payment to the notes.

Covenants upon Attainment of an Investment Grade Rating

        The indenture provides that the applicability of the covenants described above under "Certain Covenants—Limitation on Consolidated Indebtedness," "Certain Covenants—Limitations on Liens," "Certain Covenants—Limitations on Preferred Stock of Restricted Subsidiaries," "Certain Covenants—Limitations on Asset Sales and Sales of Subsidiary Stock," "Certain Covenants—Limitations on Restricted Payments," "Certain Covenants—Limitations Concerning Distributions and Transfers by Restricted Subsidiaries," and "Certain Covenants—Limitations on Transactions with Affiliates and Related Persons" (and portions of other covenants, to the extent such portions refer to such covenants) will be suspended for the period during which the notes are rated Investment Grade (a "Covenant Suspension").

        In addition, if Rural Cellular's obligations under the notes and the indenture have either been assumed or guaranteed fully and unconditionally on a senior subordinated basis by an issuer whose senior, unsecured Indebtedness is rated Investment Grade, the applicability of the covenant described below under "Reports" will be suspended for the period during which the notes are rated Investment Grade.

        In the event that a Covenant Suspension whose duration is not less than six months occurs but terminates because the notes are no longer rated Investment Grade:

          (1)  All Indebtedness Incurred by Rural Cellular and its Restricted Subsidiaries during the Covenant Suspension that would not have been permitted to be incurred under the covenant described above under "—Certain Covenants—Limitation on Consolidated Indebtedness" had such covenant been applicable during the Covenant Suspension shall be deemed to be "Existing Indebtedness";

          (2)  All Liens incurred by Rural Cellular and its Restricted Subsidiaries during the Covenant Suspension that would not have been permitted to be incurred under the covenant described above under "—Certain Covenants—Limitations on Liens" had such covenant been applicable during the Covenant Suspension shall be deemed to be "Existing Liens";

          (3)  All Preferred Stock issued by Rural Cellular's Restricted Subsidiaries during the Covenant Suspension that would not have been permitted to be issued under the covenant described above under "—Certain Covenants—Limitations on Preferred Stock of Restricted Subsidiaries" had such covenant been applicable during the Covenant Suspension shall be deemed to be "Existing Preferred Stock"; and

          (4)  All Restricted Payments made by Rural Cellular or any of its Restricted Subsidiaries during the Covenant Suspension that would not have been permitted to be Incurred under the covenant described above under "—Certain Covenants—Limitations on Restricted Payments"

  (other than any Restricted Payment or series of Restricted Payments that causes the notes to cease to be rated Investment Grade) shall not be deemed to cause a Default or Event of Default under such covenant; provided, however, that all Restricted Payments made during the Covenant Suspension shall count as Restricted Payments for the calculation under the first paragraph of "—Certain Covenants—Limitation on Restricted Payments."

Consolidation, Merger, Conveyance, Transfer, or Lease

        The indenture provides that Rural Cellular will not consolidate with or merge into any Person or permit any other Person to consolidate with or merge into Rural Cellular, or transfer, sell, convey, or lease, or otherwise dispose of all or substantially all of its assets to any Person (in one transaction or a series of related transactions) unless:

          (1)  (a) Rural Cellular is the surviving entity or (b) if Rural Cellular is not the surviving entity, then the successor or transferee assumes all the obligations of Rural Cellular under the notes and the indenture, and the surviving entity is a corporation organized and validly existing under the laws of the United States of America, the District of Columbia, or any State of the United States,

          (2)  the Consolidated Net Worth of the successor or transferee (if any) immediately after the transaction is not less than 100% of Rural Cellular's Consolidated Net Worth immediately prior to the transaction,

          (3)  immediately after giving effect to such transaction, Rural Cellular (or its permitted successor or transferee) would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the provision of the indenture described in the first paragraph under "—Certain Covenants—Limitation on Consolidated Indebtedness,"

          (4)  after giving effect to such transaction no Default or Event of Default has occurred and is continuing, and

          (5)  an Officers' Certificate and an Opinion of Counsel covering such conditions is delivered to the trustee.

        Rural Cellular may merge with a Wholly Owned Restricted Subsidiary incorporated for the sole purpose of reincorporating Rural Cellular in another jurisdiction and/or for the sole purpose of forming a holding company whose only substantial asset is the Capital Stock of Rural Cellular without complying with clause (3) above.

Reports

        Whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, Rural Cellular will furnish to the holders of the notes:

          (1)  All quarterly and annual financial information that would be required to be contained in a filing with the Commission on Form 10-Q and Form 10-K if Rural Cellular were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Rural Cellular's certified independent accountants; and

          (2)  All current reports that would be required to be filed with the Commission on Form 8-K if Rural Cellular were required to file such reports.

        In addition, whether or not required by the rules and regulations of the Commission, Rural Cellular will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations, unless the Commission will not accept such a filing, and make such information available to securities analysts and prospective investors upon request.

Payments for Consent

        Rural Cellular will not, and will not permit any of its Affiliates to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver, or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive, or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver, or amendment.

Events of Default and Remedies

        The following are Events of Default under the indenture:

          (1)  failure to pay the principal of or premium, if any, on the notes at Maturity;

          (2)  failure to pay any interest or Liquidated Damages, if any, on the notes for a period of 30 days or more after those amounts become due and payable;

          (3)  failure to offer to purchase or purchase in a timely fashion notes required to be purchased by Rural Cellular pursuant to any of the provisions of the indenture described under "—Change of Control" or "—Certain Covenants—Limitation on Asset Sales and Sales of Subsidiary Stock";

          (4)  failure to perform or comply with the provisions of the indenture described under "—Consolidation, Merger, Conveyance, Transfer, or Lease";

          (5)  failure to perform any other covenant or agreement of Rural Cellular under the indenture that continues for 30 days after written notice to Rural Cellular by the trustee or Holders of at least 25% in aggregate principal amount of outstanding notes;

          (6)  default by Rural Cellular or any Restricted Subsidiary under the terms of any instrument evidencing or securing Indebtedness having an outstanding principal amount in excess of $10 million in the aggregate, which default results in the acceleration of the payment of such Indebtedness or constitutes the failure to pay the principal of such Indebtedness at maturity;

          (7)  the rendering of a final judgment or judgments against Rural Cellular or a Restricted Subsidiary in an amount in excess of $10 million which remains undischarged or unstayed for a period of 60 days after the date on which the right of appeal has expired; and

          (8)  certain events of bankruptcy, insolvency, or reorganization affecting Rural Cellular or a Significant Subsidiary.

        If an Event of Default, other than an event described under (8) above, shall occur and be continuing, either the trustee or the Holders of at least 25% in aggregate principal amount of the notes by notice as provided in the indenture may declare the principal amount of the notes to be due and payable immediately; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of the notes, have been cured or waived as provided in the indenture. If an Event of Default described under (8) above shall occur, the notes will become immediately due and payable without any declaration or other act on the part of the trustee or any Holder. The Holders of a majority in aggregate principal amount of the outstanding notes may waive any past Default or Event of Default under the indenture, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of the Holder of each outstanding note affected.

        No Holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy under it, unless such Holder shall have previously given to the trustee written notice of an Event of Default and unless the Holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request to the trustee and the trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a note for enforcement of payment of the principal of and premium, if any, or interest on such note on or after the respective due dates expressed in such note.

        In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Rural Cellular with the intention of avoiding payment of the premium that Rural Cellular would have had to pay if it then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to January 15, 2006 by reason of any willful action or inaction taken or not taken by or on behalf of Rural Cellular with the intention of avoiding the prohibition on redemption of the notes prior to January 15, 2006, then, upon acceleration of the notes, an additional premium shall also become and be immediately due and payable in the amount set forth below, for each of the years set forth below beginning as of January 15 in each year (expressed as a percentage of the principal amount of each note):

Year	Percentage
2002	11.375%
2003	9.750%
2004	8.125%
2005	6.500%

Modification and Waiver

        Modifications and amendments of the indenture may be made by Rural Cellular and the trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each note affected thereby,

          (1)  change the Stated Maturity of the principal of, or any installment of interest or Liquidated Damages, if any, on, any note,

          (2)  reduce the principal amount of, or premium or Liquidated Damages, if any, or interest on any note,

          (3)  change the place or currency of payment of principal of, or premium or Liquidated Damages, if any, or interest on any note,

          (4)  impair the right to institute suit for the enforcement of any payment on or with respect to any note,

          (5)  reduce the percentage of aggregate principal amount of notes outstanding necessary to amend the indenture,

          (6)  reduce the percentage of aggregate principal amount of notes outstanding necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults,

          (7)  modify the provisions with respect to modification and waiver,

          (8)  modify the subordination provisions in a manner adverse to the Holders of the notes,

          (9)  following the mailing of an Offer to Purchase notes, modify the provisions of the indenture with respect to such Offer to Purchase in a manner adverse to such Holder, or

        (10)  alter the provisions of, or waive a redemption payment with respect to any note under, the caption "—Optional Redemption."

        The Holders of a majority in aggregate principal amount of the outstanding notes may waive compliance by Rural Cellular with certain restrictive provisions of the indenture.

Defeasance

        The indenture provides that Rural Cellular, at its option,

          (1)  will be discharged from any and all obligations in respect of outstanding notes (except for certain obligations to register the transfer or exchange of notes, to replace mutilated, lost, destroyed, or stolen notes, and to maintain paying agents and hold moneys for payment in trust), and the provisions of the indenture described under "—Subordination" shall cease to be effective, or

          (2)  need not comply with certain restrictive covenants and that such omission shall not be deemed to be an Event of Default under the indenture and the notes, and the provisions of the indenture described under "—Subordination" shall cease to be effective, in either case (1) or (2) upon irrevocable deposit with the trustee, in trust, of money, and/or U.S. government obligations which will provide money without the need for reinvestment, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of, and premium, if any, each installment of interest, if any, and Liquidated Damages, if any, on the outstanding notes in accordance with the terms of the indenture and the notes. Such trust may only be established if, among other things,

          (a)  with respect to clause (1), Rural Cellular shall have delivered to the trustee an Opinion of Counsel to the effect that Rural Cellular has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which provides that Holders of notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance, and discharge and will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if such deposit, defeasance, and discharge had not occurred; or, with respect to clause (2), Rural Cellular shall have delivered to the trustee an Opinion of Counsel to the effect that the Holders of the notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if such deposit, defeasance, and discharge had not occurred;

          (b)  no Default or Event of Default shall have occurred and be continuing on the date of such deposit;

          (c)  no Event of Default described under clause (8) under "—Events of Default and Remedies" above or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default under such clause (8) shall have occurred and be continuing at any time during the period ending on the 121st day following such date of deposit;

          (d)  such deposit shall not cause the trust so created to be subject to the Investment Company Act of 1940, as amended, or shall be qualified or exempt from regulation under such act; and

          (e)  certain other customary conditions precedent.

Notices

        Notices to Holders of notes will be sent by mail to the addresses of such Holders as they may appear in the Security Register.

Title

        Rural Cellular, the trustee, and any agent of the trustee may treat the Holder of any note as its absolute owner (whether or not such note may be overdue) for the purpose of making payment and for all other purposes.

No Personal Liability of Directors, Officers, Employees, and Shareholders

        No director, officer, employee, incorporator, or shareholder of Rural Cellular, as such, shall have any liability for any obligations of Rural Cellular under the notes or the indenture or for any claim based on, in respect of, or by reason of, those obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Governing Law

        The indenture and the notes are governed by and to be construed in accordance with the laws of the State of New York.

The Trustee

        The indenture provides that, subject to the duty of the trustee during an Event of Default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the trustee, the Holders of a majority in principal amount of the notes will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

        Rural Cellular is required to furnish to the trustee annually a statement as to the performance by Rural Cellular of its obligations under the indenture and as to any default in such performance.

        The trustee is also a lender under the Credit Facility and is the trustee under the indenture for our outstanding 9 5/8% senior subordinated notes and the stock transfer agent for our common stock. From time to time we will enter into other transactions with the trustee.

Certain Definitions

        "Acquired Indebtedness" means Indebtedness of a Person (including an Unrestricted Subsidiary) (1) existing at the time such Person becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person, in the case of both of the preceding clause (1) and clause (2), other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness will be deemed to be Incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary.

        "Additional Senior Subordinated Exchange Debentures" means the senior subordinated exchange debentures that may be issued by Rural Cellular in accordance with the terms of the Junior Exchangeable Preferred Stock in effect on the Issue Date.

        "Adjusted Operating Cash Flow Ratio" of any Person means the Operating Cash Flow Ratio of such Person as adjusted to treat all Preferred Stock of such Person as Redeemable Stock.

        "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract, or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of Rural Cellular to have been duly adopted by the Board of Directors, to be in full force and effect on the date of such certification, and delivered to the trustee.

        "Business Day" means each Monday, Tuesday, Wednesday, Thursday, and Friday that is not a day on which banking institutions in New York City or the State of Minnesota are authorized or obligated by law or executive order to close.

        "Capital Lease Obligation" means that portion of any obligation of a Person as lessee under a lease which is required to be capitalized on the balance sheet of such lessee in accordance with GAAP.

        "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, or other equivalents (however designated, including voting and non-voting) of equity of such Person.

        "Cash Equivalents" means:

          (1)  securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), in each case maturing within one year after the date of acquisition,

          (2)  time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million and commercial paper issued by others rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody's and in each case maturing within one year after the date of acquisition, and

          (3)  investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (1) and (2) above.

        "Commission" means the United States Securities and Exchange Commission.

        "Consolidated Income Tax Expense" of any Person means for any period the provision for income taxes of such Person and its Restricted Subsidiaries for such period.

        "Consolidated Indebtedness" of any Person means at any date the Indebtedness of such Person and its Restricted Subsidiaries at such date.

        "Consolidated Interest Expense" of any Person means for any period the interest expense included in an income statement (taking into account the effect of any Hedge Agreements but without deduction of interest income) of such Person and its Restricted Subsidiaries for such period, including without limitation or duplication (or, to the extent not so included, with the addition of),

          (1)  the portion of any rental obligation in respect of any Capital Lease Obligation allocable to interest expense in accordance with GAAP;

          (2)  the amortization of Indebtedness discounts;

          (3)  any payments or fees with respect to letters of credit, bankers' acceptances, or similar facilities;

          (4)  fees with respect to Hedge Agreements;

          (5)  the portion of any rental obligations in respect of any Sale and Leaseback Transaction allocable to interest expense (determined as if such were treated as a Capital Lease Obligation); and

          (6)  Preferred Stock dividends accrued or payable other than dividends on Qualified Capital Stock of such Person.

        "Consolidated Net Income" of any Person means for any period the net income (or loss) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded therefrom (to the extent included and without duplication):

          (1)  the net income (or loss) of any Person acquired by such Person or a Restricted Subsidiary of such Person after the Issue Date in a pooling of interests transaction for any period prior to the date of such transaction,

          (2)  the net income (or loss) of any Person that is not a Restricted Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such other Person during such period,

          (3)  gains or losses from sales of assets other than sales of assets acquired and held for resale in the ordinary course of business,

          (4)  for purposes of the "—Limitation on Restricted Payments" covenant, the net income, if positive, of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at that time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulations applicable to such Restricted Subsidiary, and

          (5)  all extraordinary gains and extraordinary losses.

        "Consolidated Net Worth" of any Person means the consolidated shareholders' equity of such Person, determined on a consolidated basis in accordance with GAAP; provided that such computation shall exclude (1) any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock, and the principal amount of any promissory notes receivable from the sale of the Capital Stock of Rural Cellular or any of its Restricted Subsidiaries and (2) Unrestricted Subsidiaries.

        "Cooperative Banks" means lenders under the Credit Facility which are cooperative banks.

        "Cooperative Bank Equity" means non-voting equity interests in Cooperative Banks.

        "Credit Facility" means the Third Amended and Restated Loan Agreement, dated as of June 29, 2000, as amended to the Issue Date, among Rural Cellular, Toronto Dominion (Texas), Inc., as Administrative Agent, TD Securities (USA) Inc., as Book Runner and Lead Arranger, and First Union National Bank and PNC Bank, as Co-Syndication Agents, and the other lenders party to such Agreement, as such agreement may be further amended, supplemented, restated, refunded, replaced, renewed, extended, refinanced, increased, or otherwise modified, in whole or in part, from time to time.

        "Cumulative Interest Expense" means the total amount of Consolidated Interest Expense of Rural Cellular and its Restricted Subsidiaries for the period beginning on the first day of the completed fiscal quarter immediately preceding the Issue Date, through and including the end of the last completed fiscal quarter preceding the date of any proposed Restricted Payment.

        "Cumulative Operating Cash Flow" means Operating Cash Flow of Rural Cellular and its Restricted Subsidiaries for the period beginning on the first day of the completed fiscal quarter immediately preceding the Issue Date, through and including the end of the last completed fiscal quarter preceding the date of any proposed Restricted Payment.

        "Depositary" means a clearing agency registered under the Exchange Act that is designated to act as Depositary for the notes until a successor Depositary shall have become such pursuant to the applicable provisions of the indenture, and thereafter "Depositary" shall mean such successor Depositary. The Depositary initially is The Depository Trust Company.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Senior Indebtedness" means the Indebtedness under the Credit Facility.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Exchange Indentures" means the indentures under which the Senior Subordinated Exchange Debentures and the Additional Senior Subordinated Exchange Debentures may be issued.

        "Exchangeable Preferred Stock" means the 11 3/8% Senior Exchangeable Preferred Stock of Rural Cellular.

        "Fair Market Value" means, with respect to any assets or Person, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined (1) if such Person or assets have a Fair Market Value of up to $2.5 million, by any executive officer of Rural Cellular and evidenced by an Officers' Certificate, dated within 30 days of the relevant transaction, (2) if such Person or assets have a Fair Market Value equal to or in excess of $2.5 million but not in excess of $10 million, by a majority of the Board of Directors of Rural Cellular and evidenced by a Board Resolution, dated within 30 days of the relevant transaction, or (3) if such Person or assets have a Fair Market Value in excess of $10 million, by a majority of the Board of Directors of Rural Cellular and evidenced by a Board Resolution, dated within 30 days of the relevant transaction, based on an appraisal of an independent appraiser of national reputation.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity or entities as have been approved by a significant segment of the accounting profession in the United States, which are in effect as of the Issue Date.

        "Hedge Agreements" means any interest rate or currency exchange rate swap, cap, collar, floor, caption, or swaption agreements, or any similar arrangements arising at any time between Rural Cellular or any Restricted Subsidiary, on the one hand, and any Person, on the other hand, as such agreement or arrangement may be modified, supplemented, and in effect from time to time.

        "Holder" means a Person in whose name a note is registered in the Security Register.

        "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange, or otherwise), assume, guarantee, or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable," and "Incurring" shall have meanings correlative to the foregoing); provided that the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of Indebtedness with the same terms, and the payment of dividends on Redeemable Stock in the form of additional shares of the same class of Redeemable Stock shall not be deemed to be an Incurrence of Indebtedness (provided, in each such case, that the amount thereof is included in the Consolidated Interest Expense and Indebtedness of Rural Cellular as accrued).

        "Indebtedness" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent,

          (1)  every obligation of such Person for money borrowed,

          (2)  every obligation of such Person evidenced by bonds, debentures, notes, or similar instruments, including obligations Incurred in connection with the acquisition of property, assets, or businesses,

          (3)  every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances, or similar facilities issued for the account of such Person,

          (4)  every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business),

          (5)  every Capital Lease Obligation of such Person,

          (6)  the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination,

          (7)  every obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party,

          (8)  all obligations under Hedge Agreements,

          (9)  every obligation of the type referred to in clauses (1) through (8) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor, or otherwise or for which such Person provides any form of credit support; and

        (10)  the liquidation value of Preferred Stock of a Subsidiary of such Person issued and outstanding and held by other than such Person (or one of its Wholly Owned Restricted Subsidiaries);

provided that for all purposes of the indenture,

          (A)  the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, and

          (B)  Indebtedness shall not include any liability for federal, state, local, or other taxes.

For purposes of the indenture, the amount of any Indebtedness under any Hedge Agreement shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such Person, based on the assumption that such Hedge Agreement had terminated at the end of such fiscal quarter, and in making such determination, if such Hedge Agreement or any related agreement provides for the netting of amounts payable by and to such Person thereunder or if any such agreement provides for the simultaneous payment of amounts by and to such Person, then in each such case, the amount of such obligations shall be the net amount so determined, unless the counterparty under such agreement is in default under such agreement or defaults in making the corresponding payment to such Person.

        "Investment" by any Person in any other Person means (without duplication):

          (1)  the acquisition (whether by purchase, merger, consolidation, or otherwise) by such Person (whether for cash, property, services, securities, or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests, or other securities of such other Person or any agreement to make any such acquisition;

          (2)  the making by such Person of any deposit with, or advance, loan, or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) or any commitment to make any such advance, loan, or extension;

          (3)  the entering into by such Person of any guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of such other Person;

          (4)  the making of any capital contribution by such Person to such other Person; and

          (5)  the designation by the Board of Directors of Rural Cellular of any Person to be an Unrestricted Subsidiary.

For purposes of the covenant described in "—Certain Covenants—Limitation on Restricted Payments,"

          (A)  "Investment" shall include and be valued at the Fair Market Value of such Person's pro rata interest in the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the lesser of (x) the Fair Market Value of such Person's pro rata interest in the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (y) the Fair Market Value of the amount of such Person's Investments (other than Permitted Investments) made in (net of cash distributions received from) such Unrestricted Subsidiary since the Issue Date, and

          (B)  the amount of any Investment shall be the Fair Market Value of such Investment at the time any such Investment is made.

        "Investment Grade" means a rating of the relevant debt obligation of a Person by both S&P and Moody's, any such rating being in one of such agency's four highest generic rating categories that signifies investment grade (i.e., currently BBB- (or the equivalent) or higher by S&P and Baa3 (or the equivalent) or higher by Moody's); provided that in each case such ratings are publicly available; and provided further that in the event either S&P or Moody's is no longer in existence for purposes of determining whether such debt obligations are rated "Investment Grade," such organization may be replaced by a nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) designated by Rural Cellular, written notice of which shall be given to the trustee.

        "Issue Date" means January 16, 2002, the original issue date of the outstanding notes under the indenture.

        "Junior Exchangeable Preferred Stock" means the 12 1/4% Junior Exchangeable Preferred Stock of Rural Cellular.

        "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than an easement not materially impairing usefulness or marketability), encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Liquidated Damages" means the liquidated damages payable under the registration rights agreement to be entered into by Rural Cellular on the Issue Date.

        "Maturity" means, when used with respect to any note, the date on which the principal of such note becomes due and payable, whether at the Stated Maturity or by declaration of acceleration, call for redemption, or otherwise.

        "Moody's" means Moody's Investors Service, Inc. and its successors.

        "Net Cash Proceeds" means the aggregate amount of cash and Cash Equivalents received by Rural Cellular and its Restricted Subsidiaries in respect of an Asset Sale (including upon the conversion to cash and Cash Equivalents of (a) any note or installment receivable at any time or (b) any other property as and when any cash and Cash Equivalents are received in respect of any property received in an Asset Sale but only to the extent such cash and Cash Equivalents are received within one year after such Asset Sale), less the sum of (1) all reasonable out-of-pocket fees, commissions, and other expenses incurred in connection with such Asset Sale, including the amount (estimated in good faith by the Board of Directors of Rural Cellular) of income, franchise, sales, and other applicable taxes required to be paid by Rural Cellular or any Restricted Subsidiary of Rural Cellular in connection with such Asset Sale and (2) the aggregate amount of cash so received which is used to retire any existing Senior Indebtedness or Indebtedness of Rural Cellular that ranks pari passu in right of payment with the notes or existing Indebtedness of such Restricted Subsidiaries, as the case may be, which is required to be repaid in connection with such Asset Sale or is secured by a Lien on the property or assets of Rural Cellular or any of its Restricted Subsidiaries, as the case may be; provided that Indebtedness ranking pari passu in right of payment with the notes which is issued pursuant to documentation providing for the making of an offer to repurchase or repay such Indebtedness in connection with an Asset Sale shall be treated as provided in "—Certain Covenants—Limitation on Asset Sales and Sales of Subsidiary Stock."

        "Non-Recourse Debt" means Indebtedness:

          (1)  as to which neither Rural Cellular nor any of its Restricted Subsidiaries:

            (a)  provides credit support of any kind (including any undertaking, agreement, or instrument that would constitute Indebtedness);

            (b)  is directly or indirectly liable, as a guarantor or otherwise; or

            (c)  constitutes the lender, other than with respect to amounts that are lent by Rural Cellular or one of its Restricted Subsidiaries to an Unrestricted Subsidiary in compliance with the covenants described under "—Certain Covenants—Limitation on Restricted Payments" and "—Certain Covenants—Limitations on Transactions with Affiliates and Related Persons" and are otherwise permitted by the indenture;

          (2)  no default with respect to which, including any rights that the holders of such Indebtedness may have to take enforcement action against an Unrestricted Subsidiary, would permit (upon notice, lapse of time, or both) any holder of any other Indebtedness of Rural

  Cellular or any of its Restricted Subsidiaries to declare a default on that other Indebtedness or cause the payment of that other Indebtedness to be accelerated or payable prior to its stated maturity; and

          (3)  as to which the lenders will not have any recourse to the assets of Rural Cellular or the stock or assets of any of its Restricted Subsidiaries.

        "Notes Payment" means any payment or distribution of any kind or character, whether in cash, property, or securities, on account of principal of (or premium, if any) or interest on or other obligations in respect of the notes or other Indebtedness of Rural Cellular that is pari passu or subordinate in right of payment to the notes or on account of any purchase or other acquisition of notes or such other Indebtedness by Rural Cellular or any Subsidiary of Rural Cellular.

        "Offer to Purchase" means a written offer (the "Offer") sent by Rural Cellular to each Holder at his address appearing in the Security Register on the date of the Offer offering to purchase up to the principal amount of notes specified in such Offer at the purchase price specified in such Offer. Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which, subject to any contrary requirements of applicable law, shall be not less than 30 days nor more than 60 days after the date of such Offer to Purchase (or, in the case of any Offer to Purchase made prior to the occurrence of a Change of Control and contingent upon such occurrence, the later of (x) 60 days after the date of such Offer to Purchase and (y) the date of occurrence of such Change of Control) and a settlement date (the "Purchase Date") for purchase of notes within five Business Days after the Expiration Date. The Offer shall also state the section of the indenture pursuant to which the Offer to Purchase is being made, the Expiration Date and the Purchase Date, the aggregate principal amount of the outstanding notes offered to be purchased by Rural Cellular, the purchase price to be paid by Rural Cellular, and the place or places where notes are to be surrendered for tender pursuant to the Offer to Purchase.

        "Officers' Certificate" means a certificate signed by two officers at least one of whom shall be the principal executive officer, principal accounting officer, or principal financial officer of Rural Cellular and delivered to the trustee.

        "Operating Cash Flow" for any Person for any period means:

          (1)  the Consolidated Net Income of such Person for such period, plus

          (2)  the sum, without duplication (and only to the extent such amounts are deducted from net revenues in determining such Consolidated Net Income), of:

            (a)  the provisions for income taxes for such period for such Person and its Restricted Subsidiaries,

            (b)  depreciation, amortization, and other non-cash charges of such Person and its Restricted Subsidiaries and

            (c)  Consolidated Interest Expense, to the extent that any such expense was deducted in computing such Consolidated Net Income, of such Person for such period, determined, in each case, on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP, less

          (3)  the sum, without duplication (and only to the extent such amounts are included in such Consolidated Net Income), of:

            (a)  all extraordinary gains of such Person and its Restricted Subsidiaries during such period and

            (b)  the amount of all cash payments made during such period by such Person and its Restricted Subsidiaries to the extent such payments relate to non-cash charges that were added back in determining Operating Cash Flow for such period or for any prior period;

and in the case of a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary, the determination of the percentage of the Operating Cash Flow of such Restricted Subsidiary that is to be included in the calculation of Rural Cellular's Operating Cash Flow Ratio shall be made on a pro forma basis on the assumption that the percentage of Rural Cellular's common equity interest in such Restricted Subsidiary throughout the applicable Reference Period was equivalent to its common equity interest on the date of the determination.

        "Operating Cash Flow Ratio" of any Person on any date (the "Transaction Date") means, with respect to any Person and its Restricted Subsidiaries, the ratio of

          (1)  Consolidated Indebtedness of such Person and its Restricted Subsidiaries on the Transaction Date (after giving pro forma effect to the Incurrence of any Indebtedness on such Transaction Date) divided by

          (2)  the aggregate amount of Operating Cash Flow of such Person for the applicable Reference Period (determined on a pro forma basis after giving effect to all dispositions of businesses made by such Person and its Restricted Subsidiaries from the beginning of the Reference Period through the Transaction Date as if such dispositions had occurred at the beginning of such Reference Period);

provided that for purposes of such computation, in calculating Operating Cash Flow and Consolidated Indebtedness:

          (A)  the transaction giving rise to the need to calculate the Operating Cash Flow Ratio will be assumed to have occurred (on a pro forma basis) on the first day of the Reference Period;

          (B)  the Incurrence of any Indebtedness during the Reference Period or subsequent thereto and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to retire Indebtedness) will be assumed to have occurred (on a pro forma basis) on the first day of such Reference Period;

          (C)  Consolidated Interest Expense attributable to any Indebtedness (whether existing or being incurred) bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date had been the applicable rate for the entire Reference Period;

          (D)  all members of the consolidated group of such Person on the Transaction Date that were acquired during the Reference Period shall be deemed to be members of the consolidated group of such Person for the entire Reference Period; and

          (E)  the Indebtedness and Operating Cash Flow of any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary shall be determined in accordance with the actual percentage of the Person's common equity interest in such Restricted Subsidiary on the date of determination of the Operating Cash Flow Ratio (thus, for example, in the case of a Restricted Subsidiary in which such Person owns a 51% common equity interest, 51% of such Subsidiary's Indebtedness and of such Subsidiary's Operating Cash Flow would be included in the calculation of such Person's aggregate Indebtedness and Operating Cash Flow, respectively).

        "Opinion of Counsel" means a written opinion of counsel, who may be counsel for Rural Cellular, and who shall be reasonably acceptable to the trustee, delivered to the trustee.

        "Permitted Investments" means:

          (1)  Investments in Cash Equivalents;

          (2)  Investments in Rural Cellular or a Restricted Subsidiary (other than payments described in clause (4) of the second paragraph under "—Certain Covenants—Limitation on Restricted Payments");

          (3)  Investments in a Person substantially all of whose assets are of a type generally used in a Wireless Communications Business (an "Acquired Person") if, as a result of such Investments, (A) the Acquired Person immediately thereupon becomes a Restricted Subsidiary or (B) the Acquired Person immediately thereupon either (a) is merged or consolidated with or into Rural Cellular or any Restricted Subsidiary or (b) transfers or conveys all or substantially all of its assets to, or is liquidated into, Rural Cellular or any of its Restricted Subsidiaries;

          (4)  Investments in accounts and notes receivable acquired in the ordinary course of business;

          (5)  any securities received in connection with an Asset Sale and any investment with the Net Cash Proceeds from any Asset Sale in Capital Stock of a Person, all or substantially all of whose assets are of a type used in a Wireless Communications Business, that complies with the "Limitation on Asset Sales and Sales of Subsidiary Stock" covenant;

          (6)  advances and prepayments for asset purchases in the ordinary course of business in a Wireless Communications Business of Rural Cellular or a Restricted Subsidiary;

          (7)  customary loans or advances made in the ordinary course of business to officers, directors, or employees of Rural Cellular or any of its Restricted Subsidiaries for travel, entertainment, and moving and other relocation expenses not to exceed $5 million at any one time outstanding;

          (8)  the purchase of Cooperative Bank Equity in Cooperative Banks to the extent required by the charter documents of such Cooperative Banks in connection with the Incurrence of any Indebtedness which is provided by such Cooperative Banks under the Credit Facility, provided that such Incurrence is permitted under the terms of the indenture; and

          (9)  Investments in Wireless Alliance not exceeding $10 million in the aggregate made after the Issue Date;

provided that the Investments referenced in clauses (3) and (9) above shall not be Permitted Investments if made at any time that a Default or Event of Default has occurred and is continuing.

        "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization, or government or any agency or political subdivision thereof.

        "Preferred Stock" means, with respect to any Person, any and all shares of Capital Stock of such Person that have preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

        "Pro forma basis" means on a pro forma basis as calculated in accordance with Regulation S-X, as amended, under the Securities Act.

        "Public Equity Offering" means an underwritten public offering of common stock of Rural Cellular pursuant to an effective registration statement filed with the Commission in accordance with the Securities Act.

        "Qualified Capital Stock" means, with respect to any Person, any and all shares of Capital Stock other than Redeemable Stock issued by such Person after the date of the indenture.

        "Qualified Capital Stock Proceeds" means, with respect to any Person,

          (1)  in the case of any sale of Qualified Capital Stock, the aggregate net cash proceeds received by such Person, after payment of expenses, commissions, and the like Incurred by such

  Person in connection therewith, and net of Indebtedness that such Person Incurred, guaranteed, or otherwise became liable for in connection with the issuance or acquisition of such Capital Stock; and

          (2)  in the case of any exchange, exercise, conversion, or surrender of any Redeemable Stock or Indebtedness of such Person issued (other than to any Subsidiary) for cash after the Issue Date for or into shares of Qualified Capital Stock of such Person, the liquidation value of the Redeemable Stock or the net book value of such Indebtedness as adjusted on the books of such Person to the date of such exchange, exercise, conversion, or surrender, plus any additional amount paid by the securityholders to such Person upon such exchange, exercise, conversion, or surrender and less any and all payments made to the securityholders, and all other expenses, commissions, and the like Incurred by such Person or any Subsidiary in connection therewith.

        "Qualifying Event" means a Public Equity Offering or one or a series of related Strategic Equity Investments, which in either case results in aggregate net proceeds of not less than $50 million.

        "Redeemable Stock" of any Person means any equity security of such Person that by its terms or otherwise is required to be redeemed prior to the final Stated Maturity of the notes or is redeemable at the option of the holder thereof at any time prior to the final Stated Maturity of the notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions in it giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of a "change of control" occurring prior to the final Stated Maturity of the notes shall not constitute Redeemable Stock if the "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the "Change of Control" covenant in the indenture and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to Rural Cellular's repurchase of the notes as required pursuant to such "Change of Control" covenant.

        "Reference Period" with regard to any Person means the last four completed fiscal quarters of such Person immediately preceding any date upon which any determination is to be made pursuant to the terms of the notes or the indenture.

        "Related Person" of any Person means any other Person owning (a) 5% or more of the outstanding Common Stock of such Person or (b) 5% or more of the Voting Power of such Person.

        "Restricted Payment" means, with respect to any Person:

          (1)  any declaration or payment of a dividend or other distribution on any shares of Capital Stock of such Person or any Subsidiary of such Person (other than a dividend payable solely in shares of the Capital Stock of such Person or options, warrants, or other rights to acquire the Capital Stock of such Person and other than any declaration or payment of a dividend or other distribution by a Restricted Subsidiary to Rural Cellular or another Wholly Owned Restricted Subsidiary);

          (2)  any payment on account of the purchase, redemption, retirement, or acquisition (including by way of issuing any Indebtedness or Redeemable Stock in exchange for Qualified Capital Stock) of (A) any shares of Capital Stock of such Person or any Subsidiary of such Person held by other than such Person or any of its Restricted Subsidiaries or (B) any option, warrant, or other right to acquire shares of Capital Stock of such Person or any Subsidiary of such Person or any of its Restricted Subsidiaries, in each case other than pursuant to the cashless exercise of options to acquire Capital Stock of such Person;

          (3)  any Investment (other than a Permitted Investment) made by such Person; and

          (4)  any redemption, defeasance, repurchase, or other acquisition or retirement for value prior to any scheduled maturity, repayment, or sinking fund payment, of any Subordinated Indebtedness of such Person;

provided that the term "Restricted Payment" does not include the payment of a dividend or other distribution by any Restricted Subsidiary on shares of its Capital Stock that is paid pro rata to all holders of such Capital Stock.

        "Restricted Subsidiary" of any Person means any Subsidiary of such Person other than an Unrestricted Subsidiary.

        "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

        "S&P" means Standard & Poor's Ratings Services and its successors.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Security Register" has the meaning set forth in the indenture.

        "Senior Indebtedness" means the principal of (and premium, if any) and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Rural Cellular, whether or not a claim for post-petition interest is allowed in such proceeding) on

          (1)  Indebtedness of Rural Cellular created pursuant to the Credit Facility and all other obligations under the Credit Facility or under the notes, security documents, pledge agreements, Hedge Agreements, or other agreements or instruments executed in connection therewith,

          (2)  Indebtedness of Rural Cellular created pursuant to any vendor financing Incurred for the acquisition, construction, or improvement by Rural Cellular or any Restricted Subsidiary of assets in the Wireless Communications Business,

          (3)  all other Indebtedness of Rural Cellular for borrowed money referred to in the definition of Indebtedness other than clauses (4), (6), and (10) thereof (and clause (9) thereof to the extent applicable to Indebtedness Incurred under clauses (4) and (6) thereof), whether Incurred on or prior to the Issue Date, other than the notes, and

          (4)  amendments, renewals, extensions, modifications, refinancings and refundings of any such Indebtedness;

provided, however, that the following shall not constitute Senior Indebtedness:

          (A)  any Indebtedness owed to a Person when such Person is a Restricted Subsidiary of Rural Cellular,

          (B)  any Indebtedness which by the terms of the instrument creating or evidencing the same is expressly made equal or subordinate in right of payment to the notes,

          (C)  any Indebtedness Incurred in violation of the indenture (but, as to any such Indebtedness, no such violation shall be deemed to exist for purposes of this clause (C) if the holder(s) of such Indebtedness or their representative and the trustee shall have received an Officers' Certificate of

  Rural Cellular to the effect that the Incurrence of such Indebtedness does not (or in the case of revolving credit Indebtedness, that the Incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate the indenture; provided that the holder(s) of such Indebtedness or their representative shall not have received prior to the Incurrence of such Indebtedness a written notice from the trustee advising them that such Incurrence violates the terms of the indenture) or

          (D)  any Indebtedness which is subordinated in right of payment to any other Indebtedness of Rural Cellular, including without limitation our 9 5/8% senior subordinated notes, the Senior Subordinated Exchange Debentures, and the Additional Senior Subordinated Exchange Debentures.

        "Senior Nonmonetary Default" means the occurrence or existence and continuance of any event of default, or of any event which, after notice or lapse of time (or both), would become an event of default, under the terms of any instrument pursuant to which any Senior Indebtedness is outstanding, permitting (after notice or lapse of time or both) one or more holders of such Senior Indebtedness (or an administrative agent on behalf of the holders thereof) to declare such Senior Indebtedness due and payable prior to the date on which it would otherwise become due and payable, other than a Senior Payment Default.

        "Senior Payment Default" means any default in the payment of principal of (or premium, if any) or interest on any Senior Indebtedness when due, whether at the stated maturity of any such payment or by declaration of acceleration, call for redemption, or otherwise.

        "Senior Subordinated Exchange Debentures" means the senior subordinated debentures that may be issued by Rural Cellular in accordance with the terms of the Exchangeable Preferred Stock in effect on the Issue Date.

        "Significant Subsidiary" means any Restricted Subsidiary of Rural Cellular that is a "significant subsidiary" as defined in Article 1-02(w) of Regulation S-X under the Securities Act.

        "Stated Maturity," when used with respect to any note or any installment of interest thereon, means the date specified in such note as the date on which the principal of such note or such installment of interest is due and payable.

        "Strategic Equity Investment" means an investment in Qualified Stock made by a Strategic Investor in an aggregate amount of not less than $50 million.

        "Strategic Investor" means a Person (other than an Affiliate of Rural Cellular or a Person who by virtue of such Investment becomes such an Affiliate) engaged in one or more Telecommunications Businesses with an equity market capitalization at the time such Person makes a Strategic Equity Investment in Rural Cellular in excess of $1 billion.

        "Subordinated Indebtedness" means Indebtedness of Rural Cellular that is subordinated in right of payment to the notes.

        "Subsidiary" means, as applied to any Person, (1) any corporation of which more than fifty percent (50%) of the outstanding Capital Stock (other than directors' qualifying shares) having ordinary Voting Power to elect its board of directors, regardless of the existence at the time of a right of the holders of any class or classes of securities of such corporation to exercise such Voting Power by reason of the happening of any contingency, or any entity other than a corporation of which more than fifty percent (50%) of the outstanding ownership interests, is at the time owned directly or indirectly by such Person, or by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person, or (2) any other entity which is directly or indirectly controlled or capable of being controlled by such Person, or by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person.

        "Telecommunications Business" means the business of (1) transmitting, or providing services relating to the transmission of, voice, video, or data through owned or leased wireline or wireless transmission facilities, (2) creating, developing, constructing, installing, repairing, maintaining, or marketing communications-related systems, network equipment and facilities, software, and other products, or (3) evaluating, owning, operating, participating in, or pursuing any other business that is primarily related to those identified in clause (1) or (2) above (in the case of this clause (3), however, in a manner consistent with Rural Cellular's manner of business on the Issue Date), and shall, in any event, include all businesses in which Rural Cellular or any of its Subsidiaries is engaged on the Issue Date or has entered into agreements to engage in or to acquire a company to engage in or contemplate engaging in, as expressly set forth in this prospectus; provided that the determination of what constitutes a Telecommunications Business shall be made in good faith by Rural Cellular's Board of Directors.

        "Unrestricted Subsidiary" of any Person means (1) any Subsidiary of such Person that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and (2) any Subsidiary of an Unrestricted Subsidiary. Any Subsidiary of Rural Cellular may be designated by the Board of Directors of Rural Cellular as an Unrestricted Subsidiary by a Board Resolution, but only if the Subsidiary:

          (1)  has no Indebtedness other than Non-Recourse Debt;

          (2)  is not party to any agreement, contract, arrangement, or understanding with Rural Cellular or any Restricted Subsidiary of Rural Cellular, unless the terms of any such agreement, contract, arrangement, or understanding are no less favorable to Rural Cellular or the Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Rural Cellular;

          (3)  is a Person with respect to which neither Rural Cellular nor any of its Restricted Subsidiaries has any direct or indirect obligation

            (a)  to subscribe for additional Capital Stock or

            (b)  to maintain or preserve that Person's financial condition or to cause that Person to achieve any specified levels of operating results; and

          (4)  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Rural Cellular that does not constitute Senior Indebtedness.

        Any such designation by the Board of Directors of Rural Cellular shall be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to that designation and an Officers' Certificate certifying that that designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Certain Covenants—Limitation on Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall, after that time, cease to be an Unrestricted Subsidiary for purposes of the indenture, and any Indebtedness of that Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Rural Cellular as of that date (and, if that Indebtedness is not permitted to be incurred as of that date under the covenants described above under the caption "—Certain Covenants—Limitation on Consolidated Indebtedness," Rural Cellular shall be in default of that covenant). The Board of Directors of Rural Cellular may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that the designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Rural Cellular of any outstanding Indebtedness of such Unrestricted Subsidiary, and that designation shall only be permitted if:

          (A)  the Indebtedness is permitted under the covenant described above under the caption "—Certain Covenants—Limitation on Consolidated Indebtedness" calculated on a pro forma basis as if that designation had occurred at the beginning of the Reference Period, and

          (B)  no Default or Event of Default would occur or be in existence following that designation.

        Wireless Alliance shall be deemed an Unrestricted Subsidiary as of the Issue Date and shall thereafter remain an Unrestricted Subsidiary unless and until designated by the Board of Directors as a Restricted Subsidiary in accordance with the terms of the indenture.

        "Voting Power" of any Person means the aggregate number of votes of all classes of Capital Stock of such Person which ordinarily have voting power for the election of directors of such Person.

        "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

        "Wireless Alliance" means Wireless Alliance, LLC, a Minnesota limited liability company.

        "Wireless Communications Business" means any business substantially related to the ownership, development, operation, or acquisition of wireless communications services permitted under the Federal Communications Commission's (the "FCC") Commercial Mobile Radio Services rules (and the related provisions of the FCC's Public Mobile Services and Personal Communications Services rules), and other related telecommunications business services.

Book-Entry; Delivery and Form

        The registered notes will initially be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. The registered global notes will be deposited upon issuance with the trustee as custodian for the Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

        Except as set forth below, the registered global notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the registered global notes may not be exchanged for notes in certificated form except in the limited circumstances described below.

        Transfers of beneficial interests in the registered global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

        The notes may be presented for registration of transfer and exchange at the offices of the registrar.

        The following description of the operations and procedures of DTC, Euroclear, and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

        DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised us that, pursuant to procedures established by it:

          (1)  upon deposit of registered global notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the registered global notes; and

          (2)  ownership of these interests in the registered global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the registered global notes).

        Investors in the registered global notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the registered global notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in such system. All interests in a registered global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a registered global note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a registered global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interests in the registered global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form, and will not be considered the registered owners or Holders thereof under the indenture for any purpose.

        Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a registered global note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered Holder under the indenture. Under the terms of the indenture, we and the Trustee will treat the persons in whose names the notes, including the registered global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee, nor any agent of ours or the Trustee has or will have any responsibility or liability for:

  (i)
  any aspect or accuracy of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the registered global notes or for maintaining, supervising, or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the registered global notes; or

  (ii)
  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee, or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the notes for all purposes.

        Transfer between Participants in DTC will be effected in accordance with DTC's procedures and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant registered global note in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised us that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the registered global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the registered global notes for registered notes in certificated form and to distribute such registered notes to its Participants.

        Although DTC, Euroclear, and Clearstream have agreed to these procedures to facilitate transfers of interests in the registered global notes among participants in DTC, Euroclear, and Clearstream, they are under no obligation to perform or to continue to perform such procedures and may discontinue such procedures at any time. Neither we nor the Trustee nor any of our respective agents will have any responsibility for the performance by DTC, Euroclear, or Clearstream, or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        A registered global note is exchangeable for definitive notes in registered certificated form ("Certificated Notes") if:

  (i)
  DTC (a) notifies us that it is unwilling or unable to continue as depositary for the registered global notes and we fail to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

  (ii)
  we, at our option, notify the Trustee in writing that we elect to cause the issuance of the Certificated Notes; or

  (iii)
  there has occurred and is continuing a Default or Event of Default with respect to the notes.

        In addition, beneficial interests in registered global notes may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any registered global note or beneficial interests in registered global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear any restrictive legend required by applicable law.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

        The discussion set forth below summarizes certain material United States federal income tax consequences associated with the exchange of outstanding notes for registered notes and the ownership and disposition of the notes by initial beneficial owners of the notes, who are "United States persons" (as defined below) and who hold the notes as capital assets ("Holders"). The discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax considerations that may be relevant to such Holders. The discussion does not include special rules that may apply to certain Holders (including insurance companies, tax-exempt organizations, financial institutions, former United States Citizens or green card holders who have expatriated with a purpose of tax avoidance, or broker-dealers, and persons holding notes as part of a "straddle," "hedge," or "conversion transaction," and, except as otherwise discussed below, investors who are not "United States persons"), and does not address the tax consequences of the law of any state, locality, or foreign jurisdiction. The discussion is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed United States Treasury Regulations promulgated under the Code, and current administrative rulings and court decisions. All of the above are subject to change (possibly with retroactive effect), and any such change could affect the continuing validity of this discussion.

        As used herein, "United States person" means a beneficial owner of notes who or that (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or a political subdivision thereof, (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source, (iv) is a trust if (A) a United States court is able to exercise primary supervision over the administration of the trust and (B) one or more United States fiduciaries have authority to control all substantial decisions of the trust, (v) is a certain type of trust in existence on August 20, 1996 which was treated as a United States person under the Code in effect immediately prior to such date and which has made a valid election to be treated as a "United States person" under the Code, or (vi) is otherwise subject to United States federal income tax on a net income basis in respect of its worldwide taxable income. A "United States Holder" is a Holder that is a "United States person." A "Non-United States Holder" is a Holder that is not a United States Holder.

Effect of Exchange of Outstanding Notes for Registered Notes

        The exchange of the outstanding notes for registered notes will not be a taxable event to Holders of the notes. Consequently, Holders of the notes will not recognize any taxable gain or loss or any interest income as a result of such exchange, the holding period of the registered notes will include the holding period of the outstanding notes, and the basis of the registered notes will equal the basis of the outstanding notes immediately before the exchange.

Payments of Interest on the Notes

        Interest on a note will generally be taxable to a United States Holder as ordinary income from domestic sources at the time it is paid or accrued in accordance with the United States Holder's method of accounting for tax purposes. It is expected that the notes will be issued without original issue discount. If, however, the notes are issued with more than a de minimis amount of original issue discount, then such original issue discount would be treated for United States federal income tax purposes as accruing over the notes' term as interest income of the United States Holders. A United States Holder's adjusted tax basis in a note would be increased by the amount of any original issue discount included in its gross income. In compliance with United States Treasury Regulations, if it is determined that the notes have original issue discount, RCC will provide certain information to the

Internal Revenue Service (the "IRS") and/or United States Holders that is relevant to determining the amount of original issue discount in each accrual period.

Market Discount

        If a United States Holder purchases a note for an amount that is less than its principal amount, the amount of the difference will be treated as "market discount" for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a United States Holder will be required to treat any partial principal payment on, or any gain on the sale, exchange, retirement, or other disposition of, a note as ordinary income to the extent of the market discount that has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. In addition, the United States Holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

        Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the United States Holder elects to accrue on a constant interest method. A United States Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Amortizable Bond Premium

        A United States Holder that purchases a note for an amount in excess of the principal amount will be considered to have purchased the note at a "premium." A United States Holder generally may elect to amortize the premium over the remaining term of the note on a constant yield method. However, if the note is purchased at a time when the note may be optionally redeemed for an amount that is in excess of its principal amount, special rules would apply that could result in a deferral of the amortization of bond premium until later in the term of the note. The amount amortized in any year will be treated as a reduction of the United States Holder's interest income from the note. Bond premium on a note held by a United States Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Disposition of Notes

        Unless a nonrecognition provision applies, a United States Holder of notes will recognize gain or loss upon the sale, redemption (including pursuant to an offer by RCC), retirement, or other disposition of notes, and such gain or loss will generally be equal to the difference between (i) the amount of cash and the fair market value of property received and (ii) the United States Holder's adjusted tax basis (increased by any accrued market discount previously included in income by the United States Holder and reduced by any amortized bond premium previously deducted from income by such United States Holder and any previous payments with respect to the notes) in such notes. Gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States Holder has held such notes (or is treated as having held such notes) for longer than one year. Under current law, net capital gains recognized by corporations are currently taxed at a maximum rate of 35% and the maximum rate on net capital gains (i.e., the excess of net long-term capital gains over net short-term capital losses) in the case of individuals is currently 20% for notes held for more than 12 months (18% if held more than five years). Special rules (and generally lower maximum rates) apply for individuals whose taxable income is below certain levels. Under the Code, an individual United States Holder's net capital losses are currently deductible only to the extent of $3,000 per year.

Non-United States Holders

        Under present United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

          (a)  no United States federal non-resident withholding tax will be imposed with respect to the payment of principal, premium, if any, or interest on a note owned by a Non-United States Holder (the "Portfolio Interest Exception"), provided (i) that such Non-United States Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of RCC entitled to vote within the meaning of Section 871(h)(3) of the Code and the regulations under Section 871(h)(3), (ii) such Non-United States Holder is not a controlled foreign corporation that is related, directly or indirectly, to RCC through stock ownership, (iii) such Non-United States Holder is not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code, and (iv) such Non-United States Holder satisfies the statement requirement (described generally below) set forth in Section 871(h) and Section 881(c) of the Code and the regulations under such Sections;

          (b)  no United States federal non-resident withholding tax will be imposed with respect to any income realized by a Non-United States Holder upon the sale, exchange, redemption, retirement, or other disposition of a note provided that the Portfolio Interest Exception as described in (a) above applies;

          (c)  any gain realized upon the sale, exchange, retirement, or other disposition of a note generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-United States Holder or (ii) in the case of a Non-United States Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement, or other disposition, and certain other conditions are met; and

          (d)  a note beneficially owned by an individual who at the time of death is a Non-United States Holder will not be subject to United States federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of RCC entitled to vote within the meaning of Section 871(h)(3) of the Code and provided that the interest payments with respect to such note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a United States trade or business by such individual.

        To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of such note, or an intermediary (e.g. a financial institution) holding the note on behalf of such owner, must provide a withholding agent with a statement to the effect that the beneficial owner is not a United States person. Pursuant to current United States Treasury Regulations, these requirements will be met if (1) the beneficial owner provides an IRS Form W-8BEN (or substitute form) or (2) an intermediary (e.g. a financial institution) holding the note on behalf of the beneficial owner provides IRS Form W-8IMY, together with other documentation and statements required by the Regulations.

        If a Non-United States Holder cannot satisfy the requirements of the Portfolio Interest Exception described in (a) above, payment of interest on a note made to such Non-United States Holder will be subject to a 30% United States federal non-resident withholding tax unless the beneficial owner of the note provides a withholding agent with a properly executed (1) IRS Form W-8BEN (or substitute form)

claiming an exemption from or reduction of withholding under the benefit of a tax treaty; (2) IRS Form W-8ECI (or substitute form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States; or (3) IRS Form W-EXP (or substitute form), together with documentation required by the Regulations, claiming exemption from withholding as a foreign government or other qualifying foreign tax exempt entity.

        If a Non-United States Holder is engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from United States federal withholding tax as described above (provided the Non-United States Holder files the appropriate certification with a withholding agent), will generally be subject to United States federal income tax on such interest on a net income basis. In addition, if such Non-United States Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, or such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to payments on a note and to the proceeds of the sale of a note made to United States Holders other than certain exempt recipients (such as corporations).

        Currently, the backup withholding tax rate is 30%. However, recently enacted tax legislation reduces the backup withholding tax rate over the next four years. The 30% rate will remain constant for 2003 and will be reduced to 29% for calendar years 2004 and 2005 and 28% for calendar years 2006 through 2010. Amounts paid after December 31, 2010 will be subject to a 31% backup withholding rate.

        Information reporting requirements will apply to payments of interest to Non-United States Holders where such interest is subject to withholding or is exempt from United States withholding tax pursuant to a tax treaty, or where such interest is exempt from United States tax under the Portfolio Interest Exception discussed above. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-United States Holder resides. A payer will not be required to backup withhold with respect to payments made to a Non-United States Holder if a statement described in (a)(iv) under "Non-United States Holders" has been received or such Non-United States Holder has otherwise established entitlement to an exemption, provided that the payer does not have actual knowledge or reason to know that any information or certification is unreliable.

        Backup withholding and information reporting will not apply if payments on a note are paid to an exempt recipient as defined in the Regulations (e.g. a corporation or a financial institution, whether domestic or foreign). A qualifying United States person may certify its status as an exempt recipient on IRS Form W-9. Information reporting, but no backup withholding, will be required if payments on a note are made to a non-exempt recipient that provides a taxpayer identification number ("TIN") on a properly executed IRS Form W-9. Notwithstanding that a TIN has been provided, backup withholding may be required in certain circumstances. If a payment is made to a non-exempt recipient that does not provide a TIN, information reporting and backup withholding will be required.

        Subject to specific exceptions, the payment by a broker, whether U.S. or foreign, of the proceeds of a sale of a note will be subject to both information reporting and backup withholding. A broker is not required to make an information return, and thus backup withholding will not be required, in respect of a payment to an exempt recipient or an exempt foreign person (as defined by the Regulations). An exempt foreign person includes a Non-United States Holder if a statement described in (a)(iv) under "Non-United States Holders" has been received. Other exemptions from information reporting and backup withholding may apply depending upon where the sale is effected and by whom. Accordingly, holders of the notes should consult their tax advisers.

        Any amounts withheld under the backup withholding rules will be credited toward such Holder's United States federal income tax liability, if any. To the extent that the amounts withheld exceed the Holder's tax liability, the excess may be refunded to the Holder provided the required information is furnished to the IRS. In addition to providing the necessary information, the Holder must file a United States tax return in order to obtain a refund of the excess withholding.

        THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF NOTES IN LIGHT OF ITS/HIS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. EACH HOLDER OF NOTES SHOULD CONSULT SUCH HOLDER'S TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS, OR SUBSEQUENT REVISIONS THEREOF.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives registered notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of registered notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of marketmaking activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sale of registered notes by broker-dealers. Registered notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the registered notes, or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such registered notes. Any broker-dealer that resells registered notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such registered notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit from any such resale of registered notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in a letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the reasonable fees and expenses, if any, of one counsel for the initial purchasers of the outstanding notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters in connection with the notes are being passed upon for us by Moss & Barnett, A Professional Association, Minneapolis, Minnesota.

EXPERTS

        The consolidated financial statements included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

AVAILABLE INFORMATION

        We are currently subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, file reports and other information with the Securities and Exchange Commission. Such reports and other information filed by us with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the regional office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's web site on the Internet at http://www.sec.gov. Reports, proxy statements, and other information may also be inspected at the offices of The Nasdaq Stock Market, Reports Section, at 1735 K Street, Washington, D.C. 20006.

        In addition, copies of the indenture relating to the notes are available from Suzanne Allen, Treasurer, at 3905 Dakota Street, SW, Alexandria, Minnesota 56308.

Report of independent public accountants

To Rural Cellular Corporation:

        We have audited the accompanying consolidated balance sheets of Rural Cellular Corporation (a Minnesota corporation) and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, shareholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rural Cellular Corporation and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

        As explained in Note 5 to the financial statements, effective January 1, 2001 the Company adopted the provisions of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities."

Arthur Andersen LLP

Minneapolis, Minnesota,
February 1, 2002

RURAL CELLULAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31,

(In thousands)

ASSETS

	2000	2001
CURRENT ASSETS:
Cash	$2,205	$1,995
Accounts receivable, less allowance of $2,385 and $4,016	43,324	45,279
Inventories	6,753	6,617
Other current assets	2,618	2,408

Total current assets	54,900	56,299

PROPERTY AND EQUIPMENT, less accumulated depreciation of $93,446 and $137,776	234,490	244,980

LICENSES AND OTHER ASSETS:
Licenses and other intangible assets, less accumulated amortization of $66,574 and $128,633	1,442,806	1,505,107
Deferred debt issuance costs, less accumulated amortization of $5,163 and $8,306	22,331	22,549
Restricted funds in escrow	10,000	—
Other assets, less accumulated amortization of $908 and $1,230	7,269	7,844

Total licenses and other assets	1,482,406	1,535,500

	$1,771,796	$1,836,779

The accompanying notes are an integral part of these consolidated balance sheets.

RURAL CELLULAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31,

(In thousands)

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY

	2000	2001
CURRENT LIABILITIES:
Accounts payable	$41,545	$35,356
Advance billings and customer deposits	7,563	9,315
Accrued interest	15,724	13,033
Dividends payable	5,085	5,710
Other accrued expenses	8,561	11,158

Total current liabilities	78,478	74,572
LONG-TERM LIABILITIES	1,157,472	1,290,338

Total liabilities	1,235,950	1,364,910

COMMITMENTS AND CONTINGENCIES (Note 9)
PREFERRED SECURITIES	455,891	508,836
SHAREHOLDERS' (DEFICIT) EQUITY:
Class A common stock; $.01 par value; 200,000 shares authorized, 11,034 and 11,176 issued	110	112
Class B common stock; $.01 par value; 10,000 shares authorized, 782 and 728 issued	8	7
Additional paid-in capital	190,751	191,964
Accumulated deficit	(110,914)	(198,473)
Accumulated other comprehensive loss	—	(30,577)

Total shareholders' (deficit) equity	79,955	(36,967)

	$1,771,796	$1,836,779

The accompanying notes are an integral part of these consolidated balance sheets.

RURAL CELLULAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,

(In thousands, except per share data)

	1999	2000	2001
REVENUES:
Service	$125,361	$238,556	$305,988
Roaming	43,081	98,693	116,541
Equipment	7,299	18,848	18,627

Total revenues	175,741	356,097	441,156

OPERATING EXPENSES:
Network costs	38,549	85,988	101,509
Cost of equipment sales	10,951	34,711	28,415
Selling, general and administrative	54,753	95,034	117,855
Depreciation and amortization	41,277	91,078	112,577

Total operating expenses	145,530	306,811	360,356

OPERATING INCOME	30,211	49,286	80,800

OTHER INCOME (EXPENSE):
Interest expense	(27,116)	(89,839)	(115,272)
Interest and dividend income	467	2,249	1,172
Other	1,325	(24)	(752)

Other expense, net	(25,324)	(87,614)	(114,852)

INCOME (LOSS) BEFORE INCOME TAX, EXTRAORDINARY ITEM, AND CUMULATIVE EFFECT ADJUSTMENT	4,887	(38,328)	(34,052)
INCOME TAX PROVISION	37	—	—

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT ADJUSTMENT	4,850	(38,328)	(34,052)
EXTRAORDINARY ITEM—EARLY EXTINGUISHMENT OF DEBT	—	(925)	—

INCOME (LOSS) BEFORE CUMULATIVE EFFECT ADJUSTMENT	4,850	(39,253)	(34,052)
CUMULATIVE EFFECT ADJUSTMENT	—	—	137

NET INCOME (LOSS)	4,850	(39,253)	(33,915)
PREFERRED STOCK DIVIDEND	(15,912)	(44,081)	(53,644)

NET LOSS APPLICABLE TO COMMON SHARES	$(11,062)	$(83,334)	$(87,559)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC AND DILUTED	9,047	11,510	11,865

NET LOSS APPLICABLE TO COMMON SHARES BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT ADJUSTMENT	$(1.22)	$(7.16)	$(7.39)
EXTRAORDINARY ITEM	—	(0.08)	—
CUMULATIVE EFFECT ADJUSTMENT	—	—	.01

NET LOSS PER BASIC AND DILUTED SHARE	$(1.22)	$(7.24)	$(7.38)

The accompanying notes are an integral part of these consolidated financial statements.

RURAL CELLULAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

(In thousands)

	Class A Common Stock		Class B Common Stock
							Accumulated Other Comprehensive Loss
					Additional Paid-In Capital	Accumulated Deficit		Shareholders' (Deficit) Equity	Comprehensive Loss
	Shares	Amount	Shares	Amount
BALANCE, December 31, 1998	7,780	$78	1,203	$12	$35,707	$(16,518)	$—	$19,279	—
Conversion of Class B common stock to Class A common stock	171	2	(171)	(2)	—	—	—	—	—
Stock issued through employee stock purchase plan	17	—	—	—	151	—	—	151	—
Stock options exercised	122	1	—	—	1,058	—	—	1,059	—
COMPONENTS OF COMPREHENSIVE LOSS
Net loss applicable to common shares	—	—	—	—	—	(11,062)	—	(11,062)	(11,062)

BALANCE, December 31, 1999	8,090	81	1,032	10	36,916	(27,580)	—	9,427	—
Conversion of common stock to Class T preferred stock	(43)	—	(105)	(1)	(7,539)	—	—	(7,540)	—
Issuance of common stock, net	2,749	27	—	—	160,409	—	—	160,436	—
Conversion of Class B common stock to Class A common stock	145	1	(145)	(1)	—	—	—	—	—
Stock issued through employee stock purchase plan	38	—	—	—	375	—	—	375	—
Stock options exercised	55	1	—	—	590	—	—	591	—
COMPONENTS OF COMPREHENSIVE LOSS
Net loss applicable to common shares	—	—	—	—	—	(83,334)	—	(83,334)	(83,334)

BALANCE, December 31, 2000	11,034	110	782	8	190,751	(110,914)	—	79,955	—
Conversion of Class B common stock to Class A common stock	54	1	(54)	(1)	—	—	—	—	—
Stock issued through employee stock purchase plan	25	—	—	—	620	—	—	620	—
Stock options exercised	63	1	—	—	593	—	—	594	—
COMPONENTS OF COMPREHENSIVE LOSS
Net loss applicable to common shares	—	—	—	—	—	(87,559)	—	(87,559)	(87,559)
Cumulative effect of SFAS No. 133 at January 1, 2001	—	—	—	—	—	—	(5,917)	(5,917)	(5,917)
Current year effect of SFAS No. 133	—	—	—	—	—	—	(24,660)	(24,660)	(24,660)

Total comprehensive loss	—	—	—	—	—	—	—	—	(118,136)

BALANCE, December 31, 2001	11,176	$112	728	$7	$191,964	$(198,473)	$(30,577)	$(36,967)

The accompanying notes are an integral part of these consolidated financial statements.

RURAL CELLULAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

(In thousands)

	1999	2000	2001
OPERATING ACTIVITIES:
Net income (loss)	$4,850	$(39,253)	$(33,915)
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	41,277	91,078	112,577
Extraordinary item—early extinguishment of debt	—	925	—
Equity in losses of unconsolidated affiliates	3	2	2
Change in financial instrument valuation	—	—	1,263
Other	(618)	1,419	1,827
Change in other operating elements:
Accounts receivable	(3,365)	(14,071)	849
Inventories	(2,098)	145	292
Other current assets	187	192	605
Accounts payable	(181)	25,297	(7,786)
Advance billings and customer deposits	34	1,721	1,199
Other accrued expenses	323	14,717	(1,410)

Net cash provided by operating activities	40,412	82,172	75,503

INVESTING ACTIVITIES:
Purchases of property and equipment, net	(26,287)	(54,832)	(45,979)
Purchases of wireless properties	(11,465)	(1,232,692)	(178,566)
Proceeds from sale of properties	—	—	48,929
Pending acquisition costs	(36,360)	(10,000)	—
Purchases of FCC licenses	(8,656)	—	—
Other	19	(1,763)	1,080

Net cash used in investing activities	(82,749)	(1,299,287)	(174,536)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock related to employee stock purchase plan and stock options	1,210	966	1,214
Proceeds from offering of common stock, net	—	160,436	—
Proceeds from issuance of preferred securities, net	—	263,394	—
Proceeds from issuance of long-term debt	67,000	1,104,948	349,344
Repayments of long-term debt	(27,000)	(299,350)	(256,089)
Proceeds from swaption	—	—	8,720
Proceeds from interest rate swap transactions	982	6,550	—
Payments of debt issuance costs	(632)	(18,909)	(4,366)

Net cash provided by financing activities	41,560	1,218,035	98,823

NET INCREASE (DECREASE) IN CASH	(777)	920	(210)
CASH, at beginning of year	2,062	1,285	2,205

CASH, at end of year	$1,285	$2,205	$1,995

The accompanying notes are an integral part of these consolidated financial statements.

RURAL CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000 and 2001

1. Organization and Nature of Business:

        Rural Cellular Corporation and its subsidiaries (the "Company" or "RCC"), a Minnesota corporation, provide wireless communication services in portions of the Midwest, South, Northeast and Northwest areas of the United States. The Company operates its cellular and paging systems under licenses granted by the Federal Communications Commission ("FCC"). The Company's operations are subject to the applicable rules and regulations of the FCC.

        RCC's cash requirements will begin to increase starting in 2003 and in future years due in part to the required amortization of the Company's credit facility and the required distribution of preferred stock cash dividends. In addition, as the wireless industry upgrades its existing networks to 2.5G and 3.0G technologies, the Company may also deploy substantial cash resources toward the upgrade of its networks starting in 2003.

        At December 31, 2001, the Company had negative working capital of $(18.3) million and a shareholders' deficit of $(37.0) million. If the Company fails to achieve the required level of anticipated customer and revenue growth, it may not be able to fund its capital requirements and operations under its current 2002 budget.

2. Strategic History:

        RCC was founded in 1991 through the combination of five partnerships holding different cellular licenses in Minnesota. Since then, it has completed the following acquisitions (the "Acquisitions"):

  •
  In May 1997, RCC acquired wireless operations and licenses covering portions of Maine for approximately $85.7 million.

  •
  In July 1998, RCC acquired wireless operations and licenses covering all of Vermont and portions of Massachusetts, New Hampshire, and New York for approximately $262.5 million.

  •
  In August 1998, RCC acquired wireless operations and a license in western Maine for approximately $7.5 million.

  •
  In February 1999, RCC acquired wireless operations and a license in South Dakota for approximately $11.9 million.

  •
  In April 2000, in the Triton Cellular acquisition, RCC acquired wireless operations and licenses covering portions of Alabama, Kansas, Mississippi, Oregon, and Washington for approximately $1.265 billion.

  •
  In January 2001, in the Saco River acquisition, RCC acquired wireless operations and licenses in the Portsmouth, New Hampshire service areas for approximately $194.0 million. In the acquisition, RCC also acquired the ILEC business of Saco River. RCC sold the Saco River ILEC in October 2001 for approximately $35.7 million in cash and used the net proceeds to repay indebtedness under the credit facility.

Accounting Treatment

        The purchase prices for the Acquisitions were allocated to the net assets based on their estimated fair values and the excess was allocated to licenses, customer lists and goodwill. The Acquisitions were accounted for under the purchase method of accounting; accordingly, operating results have been included from the date of acquisition.

        The following unaudited pro forma information presents the consolidated results of operations as if the acquisitions of Triton Cellular and Saco River, excluding Saco River's ILEC, had occurred as of January 1, 2000. This summary is not necessarily indicative of what the results of operations of the Company and Triton Cellular and Saco River would have been if they had been a single entity during such period, nor does it purport to represent results of operations for any future periods.

	Years ended December 31,
	2000	% of Rev	2001	% of Rev
	(in thousands, except per share)
REVENUES:
Service	$278,127	65.7%	$305,988	69.4%
Roaming	123,938	29.2	116,541	26.4
Equipment	21,703	5.1	18,627	4.2

Total revenues	423,768	100.0	441,156	100.0

OPERATING EXPENSES:
Network costs	103,165	24.3	101,509	23.0
Cost of equipment sales	39,627	9.4	28,415	6.4
Selling, general and administrative	112,606	26.6	117,855	26.7
Depreciation and amortization	110,699	26.1	112,577	25.5

Total operating expenses	366,097	86.4	360,356	81.6

OPERATING INCOME	57,671	13.6	80,800	18.4

Net loss before extraordinary item and cumulative effect adjustment	(63,387)	(15.0)	(34,052)	(7.7)

Net loss applicable to common shares	$(111,634)	(26.3)%	$(87,559)	(19.9)%

Weighted average common shares outstanding	11,510		11,865

Net loss per basic and diluted common share	$(9.70)		$(7.38)

3. Summary of Significant Accounting Policies:

Roaming Revenue Reclassification

        Rural Cellular Corporation generates revenue from charges to its customers when they use their cellular phones in other wireless providers' markets ("Incollect Revenue"). Until April 2000, RCC included Incollect Revenue in the roaming revenue line item in its statement of operations. Expense associated with Incollect Revenue, charged by third-party wireless providers, was also included in roaming revenue on a net basis. RCC used this method because, historically, it has passed through to its customers most of the costs related to Incollect Revenue. However, the wireless industry, including RCC, has increasingly been using pricing plans that include flat rate pricing and larger home service areas. Under these types of plans, amounts charged to RCC by other wireless providers may not necessarily be passed through to its customers.

        In April 2000, RCC adopted a policy to include the associated expense from its incollect activity in network cost rather than reducing roaming revenue and to include Incollect Revenue as service revenue rather than increasing roaming revenue. Roaming revenue includes only the revenue from other wireless providers' customers who use RCC's network ("Outcollect Revenue"). Prior periods have been restated to conform to this new presentation. This change in presentation has no impact on operating income.

Recently Issued Accounting Pronouncements

        In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives but with no maximum life. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS No. 142 effective January 1, 2002. Goodwill amortization of $10.5 million and $14.5 million was recorded in the consolidated statements of operations for the years ended December 31, 2000 and 2001, respectively. Effective January 1, 2002, amortization of goodwill will not be included in the Company's statements of operations. Had SFAS No. 142 not become effective, goodwill amortization for 2002 would have been approximately $16.7 million.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"("SFAS No. 144"). SFAS No. 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. The provisions of SFAS No. 144 will be effective for fiscal years beginning after December 15, 2001. Management is currently evaluating the impact the implementation of this statement will have on the Company's financial position or results of operations.

Principles of Consolidation

        The consolidated financial statements include the accounts of RCC and its wholly-owned subsidiaries and its majority owned joint venture, Wireless Alliance, LLC ("Wireless Alliance"). All significant intercompany balances and transactions have been eliminated.

Revenue Recognition

        The Company's revenues primarily consist of service, roaming and equipment revenues, each of which is described below:

  •
  Service revenues include monthly access charges, charges for airtime used in excess of the time included in the service package purchased, activation fees, long distance charges derived from calls placed by customers as well as cellular and paging equipment lease revenues. Also included are activation fees and charges for such features as voicemail, call waiting, and call forwarding. The Company also includes Incollect Revenue. The Company does not charge installation or connection fees.

  •
  Roaming revenues include Outcollect Revenue.

  •
  Equipment revenues include sales of cellular and paging equipment, accessory sales to customers, and network equipment reselling.

Income Taxes

        The Company follows the liability method of accounting for income taxes, and deferred income taxes are based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities based on enacted tax laws.

Net Income (Loss) Per Common Share

        Basic EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted EPS is computed by including dilutive common stock equivalents with the basic weighted average shares outstanding. Potential common shares of 1,046,547, 1,266,422 and 1,588,734 related to the Company's outstanding stock options were excluded from the computation of diluted loss per share for the years ended December 31, 1999, 2000 and 2001, respectively, as inclusion of these shares would have been antidilutive.

Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories

        Inventories consist of cellular telephone equipment, pagers and accessories and are stated at the lower of cost, determined using the average cost method, or market.

Property and Equipment

        Property and equipment are recorded at cost. Additions, improvements or major renewals are capitalized, while expenditures that do not enhance or extend the asset's useful life are charged to operating expenses as incurred. Depreciation is computed using the straight-line method based on the estimated useful life of the asset.

        The components of property and equipment and the useful lives of the Company's assets are as follows as of December 31:

	2000	2001	Useful Lives
	(in thousands)
Land	$6,145	$7,021	N/A
Building and towers	81,424	89,113	15-39 Years
Equipment	192,580	225,098	2-10 Years
Phone service equipment	17,761	31,998	19-24 Months
Furniture and fixtures	18,431	22,401	3-10 Years
Assets under construction	11,595	7,125	N/A

	327,936	382,756
Less—accumulated depreciation	(93,446)	(137,776)

Property and equipment—net	$234,490	$244,980

        The Company's network construction expenditures are recorded as assets under construction until the system or assets are placed in service, at which time the assets are transferred to the appropriate property and equipment category. Throughout the years ended December 31, 2000 and 2001, as a component of assets under construction, the Company capitalized $2.2 million and $1.7 million, respectively, in salaries of the Company's engineering employees during the construction period for projects that extended beyond one year. The Company did not capitalize interest cost in 2001. During 2000, the Company capitalized $420,000 in interest cost that was related to the digital upgrade in the Company's Northeast region.

        At December 31, 2001, accumulated depreciation on phone service equipment was approximately $18.6 million as compared to $14.8 million at December 31, 2000.

Licenses and Other Intangible Assets

        Licenses consist of the cost of acquiring paging licenses, the value assigned to the Wireless Alliance personal communications services ("PCS") licenses, other PCS licenses, local multipoint distribution service ("LMDS") licenses, and the value assigned to cellular licenses acquired through acquisitions. Other intangibles, resulting primarily from acquisitions, include the value assigned to customer lists and goodwill. Amortization is computed using the straight-line method based on the estimated useful life of the asset.

        The components of licenses and other intangible assets are as follows as of December 31:

	2000	2001	Amortizable Lives
	(in thousands)
Licenses:
Cellular	$967,958	$1,041,458	33-40 Years
PCS	11,792	32,255	40 Years
Paging	275	275	30 Years
Local Multi-Point Distribution	7,045	7,045	40 Years
Other intangible assets:
Goodwill	370,980	393,677	20-40 Years
Customer lists	151,330	159,030	7-10 Years

	1,509,380	1,633,740
Less—accumulated amortization	(66,574)	(128,633)

Licenses and other intangible assets—net	$1,442,806	$1,505,107

Deferred Debt Issuance Costs

        Deferred debt issuance costs relate to the credit facility and the senior subordinated notes (see Note 4). These costs are being amortized over the respective instruments' terms.

Other Assets

        Other assets primarily consist of costs related to restricted investments, spectrum relocation and investments in unconsolidated affiliates. Restricted investments represent the Company's investments in stock of the CoBank, ACB and are stated at cost, which approximates fair value. The restricted investments were purchased pursuant to the terms of a loan agreement and are restricted as to withdrawal. Spectrum relocation costs are being amortized over 15 years. Investments in unconsolidated affiliates are accounted for using the equity method and represent the Company's ownership interests in Cellular 2000, Inc. Cellular 2000, Inc. is an entity organized to own the Cellular 2000 trade name and the related trademark. Other assets also include the fair market value of an interest rate instrument ("Flooridor") which was entered into during 2000 and terminates in 2003.

Business and Credit Concentrations

        The Company provides wireless communication services in portions of the Midwest, South, Northeast and Northwest areas of the United States. No single customer accounted for more than 10% of revenues or accounts receivable.

Long-Lived Assets

        The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its goodwill and other long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of goodwill and other long-lived assets, the Company would recognize an impairment loss.

        The Company did not record any impairment changes in the year ended December 31, 2001. If asset recovery is in question, the Company uses an estimate of future net undiscounted cash flows over the remaining useful lives of the long-lived assets to measure recoverability. Effective January 1, 2002, the Company will follow the provisions of SFAS 142 for assessing the impairment of goodwill.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Ultimate results could differ from those estimates.

        Certain amounts in prior periods have been reclassified to conform to the current presentation; such reclassifications had no effect on previously reported results of operations or shareholders' equity.

Comprehensive Loss

        The Company follows the provisions of SFAS No. 130, "Reporting Comprehensive Income," which established standards for reporting and display of comprehensive income and its components. Comprehensive income (loss) reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive loss represents net loss and the deferred gain (loss) on derivative instruments. In accordance with SFAS No. 130, the Company has chosen to disclose comprehensive loss in the accompanying statement of shareholders' equity.

4. Long-term Liabilities:

        The Company had the following long-term liabilities outstanding as of December 31 (in thousands):

	2000	2001
Credit facility:
Revolver	$93,350	$159,800
Term Loan A (terminates 04/03/2008)	450,000	426,508
Term Loan B (terminates, 04/03/2008)	237,500	225,101
Term Loan C (terminates, 04/03/2009)	237,500	225,101
Term Loan D (terminates, 10/03/2009)	—	75,000

	1,018,350	1,111,510
Deferred gain on hedge and swap agreements	7,374	—
9 5/8% Senior Subordinated Notes	125,000	125,000
Derivative financial instruments	—	46,985
Other	6,748	6,843

Long-term liabilities	$1,157,472	$1,290,338

        Credit facility—Advances under the credit facility bear interest at the London Interbank Offering Rate ("LIBOR") plus an applicable margin based on the Company's ratio of indebtedness to annualized operating cash flow as of the end of the most recently completed fiscal quarter. As of December 31, 2001, the effective rate of interest on the credit facility, excluding the impact of hedge agreements, was 4.9%. A commitment fee not to exceed 0.50% on the unused portion of the credit facility is payable quarterly. Borrowings under the credit facility are secured by a pledge of all the assets of the Company, excluding its ownership in the stock of Cellular 2000, Inc. and its 70% ownership in Wireless Alliance, LLC. The credit facility is subject to various covenants, including the ratio of indebtedness to annualized operating cash flow and the ratio of annualized operating cash flow to interest expense. Mandatory commitment reductions are required upon any material sale of assets. On December 14, 2000 and March 31, 2001 the Company obtained amendments and waivers of certain of the financial covenants in the credit facility. As of December 31, 2001, the Company was in compliance with all covenants. At December 31, 2001, the Company had $115.2 million available under its credit facility.

        Deferred gain on hedge and swap agreements—In May 2000, the Company settled swaps it had entered into in August 1998 with a total notional amount of $165 million, resulting in a gain of approximately $3.1 million. In July 2000, the Company settled swaps it had entered into in February 1999 with a total notional amount of $250 million, resulting in a gain of approximately $2.8 million. In 2001, gains not accreted from these transactions were reclassed into other comprehensive loss within the equity section of the balance sheet.

        9 5/8% Senior Subordinated Notes—On May 14, 1998, the Company issued $125 million principal amount of 9 5/8% Senior Subordinated Notes due 2008. Interest on the Senior Subordinated Notes is payable semi-annually on May 15 and November 15 of each year. The Senior Subordinated Notes will mature on May 15, 2008, and are redeemable, in whole or in part, at the option of the Company, at any time on or after May 15, 2003.

        Derivative Financial Instruments—(see Note 5 of the Notes to Consolidated Financial Statements)

        Other—In conjunction with the acquisition of Triton Cellular, the Company became party to a purchase option agreement whereby it may acquire certain cell sites in the future for $6.5 million. The option expires February 28, 2003. Since the Company expects to exercise the option, the unpaid portion of the total cost has been included as long-term debt. The Company assumed an agreement to utilize the assets covered by the option for the period prior to exercising the option. The ongoing payments pursuant to this agreement have been reflected as interest expense in the accompanying consolidated statements of operations.

        Maturities of the credit facility and the 9 5/8% Senior Subordinated Notes are as follows;

Year	Credit Facility	9 5/8% Senior Subordinated Notes	Total
			(in thousands)
2002	$—	$—	$—
2003	43,924	—	43,924
2004	74,560	—	74,560
2005	96,438	—	96,438
2006	171,860	—	171,860
Thereafter	724,728	125,000	849,728

Total	$1,111,510	$125,000	$1,236,510

        See Note 12 of the Notes to Consolidated Financial Statements regarding events subsequent to December 31, 2001.

5. Financial Instruments:

        The Company is required by the terms of the credit facility to maintain interest rate swaps on at least 50% of the principal amount of the loans outstanding for an average period of three years from the date of the hedge agreements. The intent of these derivative financial instruments is to manage interest expense. FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements.

        The Company's financial instruments are as follows:

		Interest rate range		Carrying value		Estimated fair market value
	Notional amount	(Not to exceed)	(Not to be less than)	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
	(Dollars in thousands)
Financial assets
Cash	$—	—	—	$1,995	$2,205	$1,995	$2,205
(*) Interest rate flooridor:
Fleet Bank (terminates May 12, 2003)	252,000	—	—	1,699	—	1,699	2,640
Accounts receivable, net	—	—	—	45,279	43,324	45,279	43,324

Total financial assets	252,000			$48,973	$45,529	$48,973	$48,169

Financial liabilities
Credit facility	—	—	—	$1,111,510	$1,018,350	$987,145	$993,899
9 5/8% senior subordinated notes	—	—	—	125,000	125,000	127,031	116,875
11 3/8% senior exchangeable preferred stock	—	—	—	215,373	172,817	187,375	141,710
12 1/4% junior exchangeable preferred stock	—	—	—	172,901	159,618	145,237	131,094

	—	—	—	1,624,784	1,475,785	1,446,788	1,383,578
Derivative financial instruments
Interest rate swap agreements:
TD Securities (terminates May 16, 2003)	84,000	6.632%	6.632%	6,095	—	6,095	3,500
PNC Bank (terminates May 16, 2003)	42,000	7.609%	7.609%	3,016	—	3,016	1,756
Union Bank (terminates May 16, 2003)	84,000	7.591%	7.591%	6,153	—	6,153	3,577
Fleet Bank (terminates May 16, 2003)	42,000	6.530%	6.530%	2,924	—	2,924	1,767
Interest rate collar agreements:
PNC Bank (terminates May 25, 2003)	47,000	9.000%	6.510%	2,597	—	2,597	916
Fleet Bank (terminates May 25, 2003)	94,000	9.000%	5.810%	4,654	—	4,654	916
Union Bank (terminates June 5, 2003)	96,000	9.000%	5.480%	3,779	—	3,779	1,341
PNC Bank (terminates June 6, 2003)	94,000	9.000%	5.860%	4,287	—	4,287	1,093
Union Bank (terminates June 5, 2003)	46,000	9.000%	6.100%	2,231	—	2,231	—
(**) Swaption:
TD Securities (terminates March 15, 2008)	131,016	—	—	11,249	—	11,249	—

	760,016			46,985	—	46,985	14,866
Other financial instruments	—	—	—	—	7,374	—	7,374
Other long-term liabilities	—	—	—	6,843	6,748	6,843	6,748

Total financial liabilities	$1,012,016			$1,678,612	$1,489,907	$1,500,616	$1,412,566

(*)
During 2000, the Company entered into an interest rate instrument ("Flooridor"). The Flooridor does not qualify for hedge accounting treatment under SFAS No. 133 and as such is recorded in the balance sheet at fair value. The related changes in fair value are included in the statement of operations.
(**)
Rural Cellular Corporation has $125 million in subordinated debt that was issued in May 1998 and matures in May 2008. The $8.7 million value of an embedded call option within the subordinated debt was monetized in March 2001 resulting in a swaption. The swaption qualifies for hedge accounting treatment under SFAS 133.

        At December 31, 2001, RCC has interest rate swap and collar agreements covering debt with a notional amount of $629.0 million to effectively change the interest on the underlying debt from a variable rate to a fixed rate for the term of the agreements. After giving effect to these instruments, over 61% of the Company's debt was essentially fixed rate debt at December 31, 2001.

        At the same time RCC entered into swap agreements with a total notional amount of $252.0 million, RCC also entered into two "flooridors" with an equivalent total notional amount in order to further manage interest expense. RCC paid the counterparty $1.2 million to enter into the flooridors. Under the flooridors, if, as of a quarterly reference date, LIBOR is less than 7.35% but greater than 6.85%, the counterparty is required to make a quarterly payment to the Company equal to the difference between LIBOR and 7.35% on the notional amount of $252.0 million. If, as of a quarterly reference date, LIBOR is less than 6.85%, the counterparty is required to make a quarterly payment to the Company equal to 0.50% on the total notional amount. If LIBOR is equal to or greater than 7.35%, neither party is required to make a payment. The flooridors terminate on May 12, 2003. The flooridor does not qualify for hedge accounting; all adjustments to fair value are recognized in earnings.

        As required by SFAS No. 133 (as amended by SFAS No. 137 and No. 138), "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), the Company must record in its balance sheet, either as an asset or a liability the financial instrument's fair market value. In addition, SFAS No. 133 requires that changes in the fair value of derivatives will either be offset against the change in the fair value of the hedged assets or liabilities or recognized in accumulated other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS No. 133, as amended, was effective January 1, 2001 for the year ended December 31, 2001. The adoption of SFAS No. 133 has not significantly altered the Company's hedging strategies; however, its application may increase the volatility of interest expense and other comprehensive income (loss).

        Because LIBOR rates have declined subsequent to the inception of the Company's swaps and collars, their respective market valuations have decreased. Therefore, as required by SFAS No. 133, this decline in market valuation is reflected in the financial statements by the increase in the derivative financial instrument liabilities together with adjustments to interest expense.

        The following table sets forth these adjustments for 2001.

	Prior to SFAS No. 133 Adjustment	SFAS No. 133 Adoption (January 1, 2001)	SFAS No. 133 Adjustment	As Reported
	(In thousands)
Statement of Operations Data:
Interest expense, net	$114,009	—	$1,263	$115,272
Cumulative effect adjustment	—	$(137)	—	$(137)
	At December 31, 2000 prior to SFAS No. 133 adjustment	SFAS No. 133 Adoption on January 1, 2001	SFAS No. 133 Adjustment for year ended December 31, 2001	As Reported at December 31, 2001
Balance Sheet Data:
ASSETS:
Derivative financial instruments included in other current assets	$1,019	$1,621	$(942)	$1,698
LIABILITIES:
Derivative financial instruments included in long-term liabilities	$8,720	$14,867	$23,398	$46,985
SHAREHOLDERS' (DEFICIT) EQUITY:
Accumulated other comprehensive loss	—	$(5,917)	$(24,660)	$(30,577)

See Note 12 of the Notes to Consolidated Financial Statements regarding events subsequent to December 31, 2001.

6. Preferred Securities:

        The Company has issued the following preferred stock with liquidation preferences of $1,000 per share:

	Mandatory Redemption Date	Dividend rate per annum	Conversion price to common stock	Other features, rights, preferences and powers	Number of shares originally issued	Shares distributed as dividends through Dec. 31, 2001	Accrued dividends at Dec. 31, 2001
							(In thousands)
Senior Exchangeable Preferred Stock	05/15/2010	11.375%	—	Non-Voting	150,000	65,373	$3,062
Junior Exchangeable Preferred Stock	02/15/2011	12.250%	—	Non-Voting	140,000	32,901	$2,648
Class M Voting Convertible Preferred Stock	04/03/2012	8.000%	$53.000	Voting	110,000	—	$15,400
Class T Convertible Preferred Stock	04/03/2020	4.000%	$50.631	Non-Voting	7,541	—	$527

Total					407,541	98,274	$21,637

        Preferred security balance sheet reconciliation (in thousands):

As of December 31, 2001
Preferred securities originally issued	$407,541
Preferred dividends issued (Junior and Senior)	98,274
Accrued long-term preferred security dividends (Class M and Class T)	15,927
Unamortized issuance costs	(12,906)

Net preferred securities	$508,836

        Dividends on the Senior Exchangeable Preferred Stock are cumulative, payable quarterly, and may be paid, at the Company's option, on any dividend payment date occurring on or before May 15, 2003, either in cash or by the issuance of additional shares of Senior Exchangeable Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends. Thereafter, all dividends will be payable in cash only.

        Dividends on the Junior Exchangeable Preferred Stock are cumulative, are payable quarterly, and may be paid, at the Company's option, on any dividend payment date occurring on or before February 15, 2005, either in cash or by the issuance of additional shares of Junior Exchangeable Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends. Thereafter, all dividends will be payable in cash only.

        Dividends on the Class M Preferred Stock are cumulative and accrue at 8% per annum and are payable upon redemption or upon liquidation of the Company. The Class M preferred stock is convertible into the Company's Class A common stock at $53.00 per share subject to certain adjustments. Dividends are not payable if the shares are converted.

        In order to comply with the FCC rules regarding cross-ownership of cellular licensees within a given market, the Company issued 7,541 shares of Class T Convertible Preferred Stock to Telephone &

Data Systems, Inc. ("TDS") with a par value of $1,000 per share on March 31, 2000 in exchange for 43,000 shares of Class A Common Stock and 105,940 shares of Class B Common Stock owned by TDS. TDS or the Company can convert the Class T preferred stock into the original number of shares of Class A or Class B Common Stock in the future if ownership by TDS of the Common Stock would then be permissible under FCC rules. Dividends on the Class T preferred stock are cumulative and have a fixed coupon rate of 4% per annum and are payable in April 2020. Dividends are not payable if the shares are converted.

        The Senior Exchangeable Preferred Stock is senior to all classes of junior preferred stock and common stock of the Company with respect to dividend rights and rights on liquidation, winding-up and dissolution of the Company. The Junior Exchangeable Preferred Stock is junior to the Senior Exchangeable Preferred Stock and Class T Convertible Preferred Stock and senior to the Class M Convertible Preferred Stock and common stock with respect to dividend rights and rights on liquidation, winding-up and dissolution of the Company. Shares of the Senior and Junior Exchangeable Preferred Stock and Class T Convertible Preferred Stock are non-voting, except as otherwise required by law and as provided in their respective Certificates of Designation.

7. Shareholders' (Deficit) Equity:

Authorized Shares

        The Company has 300,000,000 shares of authorized capital stock consisting of 200,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock and 90,000,000 undesignated shares.

Common Stock Rights

        Class A common shareholders are entitled to one vote for each share owned while Class B common shareholders are entitled to ten votes for each share owned. Each share of Class B common stock may at any time be converted into one share of Class A common stock at the option of the holder. All issued Class B common shares may also be converted into an equivalent number of Class A common shares upon the affirmative vote of not less than 66 2/3% of the then issued Class B common shares. Further, Class B common shares are automatically converted to an equal number of Class A common shares if they are transferred to anyone who is not an affiliate of the transferring shareholder of the Company.

        The following table shows certain information relating to the RCC's outstanding shares and voting rights as of March 20, 2002:

Class of Stock	Shares outstanding	Voting rights per share	Total votes per class
Class A common stock	11,193,622	1	11,193,622
Class B common stock	727,416	10	7,274,160
Class M preferred stock(1)	2,075,471	1	2,075,471

Total	13,996,509		20,543,253

(1)
Reflecting the conversion of Class M Preferred Stock into common stock at $53 per share

        On April 30, 1999 RCC adopted rights plans for its Class A Common Stock and Class B Common Stock. The rights plans give each holder of Class A Common Stock the right to purchase 1/100th of a newly authorized preferred share that is essentially equivalent to one share of Class A Common Stock and each holder of Class B Common Stock the right to purchase 1/100th of a newly authorized preferred share, essentially equivalent to one share of Class B Common Stock. The exercise price for both the Class A rights and the Class B rights is $120 per right.

        The rights become exercisable by existing shareholders only following the acquisition by a buyer, without prior approval of the Company's board of directors, of 15% or more of the outstanding Common Stock, Class A and Class B, or following the announcement of a tender offer for 15% of the outstanding Common Stock. If a person acquires 15% or more of the Company's Common Stock, each right (except those held by the acquiring person) will entitle the holder to purchase shares of the Company's Class A or Class B Common Stock, as appropriate, having a market value of twice the right's exercise price, or, in effect, at a 50% discount from the then current market value. If the Company were acquired in a merger or similar transaction after a person acquires 15% of the Company's outstanding Common Stock, without prior approval of the board of directors, each right would entitle the holder (other than the acquirer) to purchase shares of the acquiring company having a market value of twice the exercise price of the right, or, in effect, at a discount of 50%. Until the acquisition by any person of 15% or more of the Company's Common Stock, the rights can be redeemed by the board of directors for $.001 per right.

Stock Compensation Plans

        The stock compensation plan (the "Plan") for employees authorizes the issuance of up to 2,400,000 shares of Class A common stock in the form of stock options, stock appreciation rights or other stock-based awards. The Plan provides that the exercise price of any option shall not be less than 85% of the fair market value of the Class A common stock as of the date of the grant (100% in the case of incentive stock options). Options and other awards granted under the Plan vest and become exercisable as determined by the Board of Directors or a stock option committee.

        The stock option plan for nonemployee directors authorizes the issuance of up to 210,000 shares of Class A common stock. The plan provides that the option price shall not be less than the fair market value of the Class A common stock outstanding on the date of grant. The options vest and become exercisable one year following the date of grant and expire five years thereafter.

        The employee stock purchase plan authorizes the issuance of 250,000 shares of Class A common stock. Employees who satisfy certain length of service and other criteria are permitted to purchase shares at 85% of the fair market value of the Class A common stock on January 1 or December 31 of each year, whichever is lower.

        Options outstanding as of December 31, 2001 have exercise prices ranging between $8.75 and $79.25. Information related to stock options is as follows:

	1999		2000		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of period	872,700	$11.17	1,046,547	$12.36	1,266,422	$17.18

Granted	323,250	14.53	299,950	70.86	477,006	30.68
Exercised	(129,903)	9.95	(55,375)	10.92	(70,844)	11.05
Canceled	(19,500)	10.99	(24,700)	40.66	(83,850)	46.90

Outstanding, end of period	1,046,547	$12.36	1,266,422	$17.18	1,588,734	$26.78

Exercisable, end of period	317,557	$11.15	488,052	$12.28	700,781	$18.33

Weighted average fair value of options granted		$10.94		$55.94		$24.67

        The following table summarizes information concerning currently outstanding and exercisable options:

Exercise Price Range	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.00 - $ 9.99	334,953	5	$8.98	295,953	$9.00
$10.00 - $19.99	531,975	6	$13.57	297,875	$13.96
$20.00 - $29.99	280,000	9	$27.38	5,000	$27.38
$30.00 - $39.99	194,656	9	$35.35	29,123	$35.30
$40.00 - $49.99	20,000	8	$43.25	8,000	$43.25
$50.00 - $59.99	21,100	9	$53.69	8,220	$55.30
$60.00 - $69.99	36,750	4	$68.25	36,750	$68.25
$70.00 - $80.00	169,300	9	$78.37	19,860	$78.11

$0.00 - $80.00	1,588,734	8	$26.78	700,781	$18.33

        The Company accounts for stock options under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the Company's plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the

Company's results of operations and net loss per share would have been adjusted to the following pro forma amounts:

	Years ended December 31,
	1999	2000	2001
	(in thousands, except for per share data)
Net loss applicable to common shares:
As reported	$(11,062)	$(83,334)	$(87,559)
Pro forma	(12,510)	(84,782)	(89,226)
Basic and diluted net loss per share:
As reported	$(1.22)	$(7.24)	$(7.38)
Pro forma	$(1.38)	$(7.37)	$(7.52)

        The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999, 2000 and 2001: expected volatility of 54.78%, 63.47% and 52.53%, respectively; risk-free interest rates of 8.5%; expected life of 10 years and no expected dividend yield. The per share weighted average fair value of options granted in 1999, 2000 and 2001 was $10.94, $55.94 and $24.67 per share, respectively.

8. Income Taxes:

        The components of the Company's income tax provision are as follows (in thousands):

	Years ended December 31,
	1999	2000	2001
Current:
Federal	$—	$—	$—
State	37	—	—

	37	—	—
Deferred	—	—	—

	$37	$—	$—

        The Company's income tax provision for the year ended December 31, 1999 relates to franchise fees for states in which the Company has operations.

        The income tax effect of the items that create deferred income tax assets and liabilities are as follows (In thousands):

	December 31,
	2000	2001
Deferred income tax assets:
Operating loss carryforwards	$52,116	$73,487
Tax credit carryforwards	85	85
Temporary differences:
Allowance for doubtful accounts	769	1,467
Derivatives	—	765
Other	2,407	3,265
Valuation allowance	(19,242)	(19,005)

Total deferred income tax assets	36,135	60,064
Deferred income tax liabilities:
Depreciation	(12,721)	(20,555)
Intangible assets	(21,714)	(37,545)
Other	(1,700)	(1,964)

Net deferred income tax asset	$—	$—

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has considered the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment. Based upon the assessment, management has established a valuation allowance for net deferred income tax assets not expected to be offset by deferred income tax liabilities due to the uncertainty of the realization of future tax benefits.

        As of December 31, 2001, the Company had tax operating loss carryforwards of approximately $193.4 million available to offset future income tax liabilities. These carryforwards expire in the years 2006 through 2021. The Tax Reform Act of 1986 contains provisions that may limit the availability and timing of usage of net operating loss carryforwards in the event of certain changes in the ownership of the Company's Common Stock.

9. Commitments and Contingencies:

Employment Agreements

        The Company has employment agreements with certain executive officers with terms of three years. These agreements provide for payment of amounts up to three times their annual compensation if there is a termination of their employment as a result of change in control of the Company, as defined in the agreements. The maximum contingent liability under these agreements was $5.2 million at December 31, 2001.

Legal and Regulatory Matters

        The Company is subject to various legal and regulatory matters arising in the normal course of business. Management does not believe any of these matters will have a significant effect on the Company and its financial position or results of operations.

Leases

        The Company leases office space and real estate under noncancelable operating leases. Future minimum payments under these leases as of December 31, 2001 are as follows:

Year	Amount
(in thousands)
2002	$7,142
2003	5,410
2004	4,023
2005	2,716
2006	1,476
Thereafter	3,623

Total	$24,390

        Under the terms of the lease agreements, the Company also is responsible for certain operating expenses and taxes. Total rent expense of $3.3 million, $5.8 million and $8.3 million was charged to operations for the years ended December 31, 1999, 2000 and 2001.

10. Defined Contribution Plan:

        The Company has a defined contribution savings and profit-sharing plan for employees who meet certain age and service requirements. Under the savings portion of the plan, employees may elect to contribute a percentage of their salaries to the plan, with the Company contributing a matching percentage of the employees' contributions. Under the profit-sharing portion of the plan, the Company contributes a percentage of employees' salaries. Contributions charged to operations for the years ended December 31, 1999, 2000 and 2001 were $435,000, $662,000 and $728,000, respectively. The percentages the Company matches under the savings portion of the plan and contributes under the profit-sharing portion of the plan are determined annually by the Company's Board of Directors.

11. Supplemental Cash Flow Information:

	Years ended December 31,
	1999	2000	2001
	(in thousands)
Cash paid for:
Interest	$25,488	$76,640	$116,961
Income taxes	46	—	—
Noncash financing transactions:
Preferred security dividends paid in kind	$15,912	$44,081	$53,644

12. Events Subsequent to December 31, 2001:

        9 3/4% Senior Subordinated Notes—On January 16, 2002, the Company issued $300 million of aggregate principal amount 9 3/4% senior subordinated notes due 2010. The net proceeds from the sale were used to pay down existing debt. Interest on the 9 3/4% senior subordinated notes is payable semi-annually on January 15 and July 15. The 9 3/4% senior subordinated notes will mature on January 15, 2010, and are redeemable, in whole or in part, at the option of the Company, at any time on or after January 15, 2006. In addition, at any time prior to January 15, 2005, the Company may redeem up to 35% of the aggregate principal amount of 9 3/4% senior subordinated notes with the net cash proceeds of a qualifying event at a price equal to 109.75% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the aggregate principal amount of notes issued under the indenture (including additional notes but without taking into account notes that are issued in exchange for other notes under a registration rights agreement) remains outstanding immediately following such redemption.

        Within 30 days after the occurrence of a change of control, the Company will be required to make an offer to purchase all outstanding 9 3/4% senior subordinated notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. As defined, the 9 3/4% senior subordinated notes are unsecured senior subordinated obligations of the Company and will be subordinated in right of payment to future senior indebtedness of the Company and effectively subordinated to all obligations of the Company's subsidiaries.

        The table below reflects the application to the credit facility of the net proceeds from the sale of the 9 3/4% senior subordinated notes;

Credit Facility	(In thousands)
Revolver	$139,658
Term A	67,222
Term B	35,478
Term C	35,479
Term D	11,821

Total	$289,658

        As of January 14, 2002, maturities of the credit facility, the 9 5/8% Senior Subordinated Notes and the 9 3/4% Senior Subordinated Notes are as follows:

Year	Credit Facility	9 5/8% Senior Subordinated Notes	9 3/4% Senior Subordinated Notes	Total
	(in thousands)
2002	$—	$—	$—	$—
2003	37,001	—	—	37,001
2004	62,808	—	—	62,808
2005	74,035	—	—	74,035
2006	89,754	—	—	89,754
Thereafter	550,255	125,000	300,000	975,255

Total	$813,853	$125,000	$300,000	$1,238,853

        After the completion of the offering and sale of the 9 3/4% senior subordinated notes offering, the Company had $262.9 million available under its credit facility. In connection with the offering of the 9 3/4% senior subordinated notes, the Company amended the terms of its credit facility. The amendments:

  •
  permitted the Company to issue the 9 3/4% senior subordinated notes,

  •
  allowed the Company to repay the term loan and revolving loan without reducing borrowing availability under the revolver,

  •
  changed the total leverage ratio, the ratio of annualized operating cash flow to interest expense, and pro forma debt ratio to reflect the offering and to provide the Company with greater flexibility,

  •
  decreased the permitted senior leverage ratio,

  •
  made some technical changes to the restricted payment covenant and the description of permitted indebtedness,

  •
  expanded the kinds of events that would trigger the change of control default, and

  •
  remove a requirement to sell some of the Company's assets.

        In January 2002, in conjunction with the issuance of the 9 3/4% senior subordinated notes and the resulting higher proportion of fixed rate debt as compared to floating rate debt, RCC reviewed its derivatives portfolio. After this review, the Company entered into, at market, two reverse swap hedging transactions with combined notional value of $135 million, effectively increasing the proportion of RCC's floating rate debt. In the reverse swaps, the Company agreed to receive a fixed rate of 9.75% in exchange for paying a floating rate plus a spread over LIBOR. If LIBOR plus the applicable spread is less than 9.75%, the Company receives a payment from the counterparty for the difference between the two rates on the notional amount. If LIBOR plus the applicable spread is more than 9.75%, the Company will make a payment to the counterparty based on the difference in rates on the notional amount.

        The following financial instruments were entered into in January 2002:

Instrument	Notional Amount	RCC Receives	RCC Pays	Effective Date	Termination Date
	(in thousands)
Reverse Swap;
Fleet Bank	$75,000	9.75%	LIBOR + 630.0 basis points	January 15, 2002	January 15, 2010
Dresdner Bank AG	60,390	9.75%	LIBOR + 622.5 basis points	January 17, 2002	January 15, 2010

	$135,390

        In conjunction with entering into the reverse swaps, RCC unwound two fixed pay swaps with a total notional amount of $126 million and one collar with a notional amount of $94 million in January 2002. There was no disbursement of cash involved in the termination because the cost involved in unwinding the fixed pay swaps and the collar, as reflected by the negative market value of these financial instruments, effectively increased the spread over LIBOR on the reverse swaps entered into January 2002. In addition, the cost involved in unwinding the fixed pay swaps and the collar is being amortized over the original lives of the instruments.

        The following financial instruments were unwound in January 2002:

	Interest rate range
Instrument	Not to exceed	Not to be less than	Notional Amount	Negative market valuation plus accrued interest
			(in thousands)
Collar; Fleet Bank (unwound January 14, 2002)	9.000%	5.810%	$94,000	$4,928

Swap; Fleet Bank (unwound January 14, 2002)	6.530%	6.530%	42,000	3,445
Swap; Union Bank (unwound January 17, 2002)	7.591%	7.591%	84,000	6,176

			126,000	9,621

			$220,000	$14,549

        At January 17, 2002, after giving effect to these changes in financial instruments and the 9 3/4% Senior Subordinated Notes, approximately 56% of the Company's debt is essentially fixed rate debt as compared to approximately 61% at December 31, 2001.

$300,000,000

Rural Cellular Corporation

9 3/4% Senior Subordinated Notes due 2010

                        , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

        Unless prohibited in a corporation's articles or bylaws, Minnesota Statutes §302A.521 requires indemnification of officers, directors, employees and agents, under certain circumstances, against judgments, penalties, fines, settlements and reasonable expenses (including attorney's fees and disbursements) incurred by such person in connection with a threatened or pending proceeding with respect to the acts or omissions of such person in his official capacity. The general effect of Minnesota Statutes §302A.521 is to require the Registrant to reimburse (or pay on behalf of) directors and officers of the Registrant any personal liability that may be imposed for certain acts performed in their capacity as directors and officers of the Registrant, except where such persons have not acted in good faith.

        The Articles of Incorporation and Bylaws of the Registrant provide for such indemnification to the maximum extent permitted by Minnesota Statutes. The Registrant has purchased insurance covering the liability of its directors and officers.

Item 21. Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit No.	Document	Sequential Page No.
1.1	Purchase Agreement dated as of January 11, 2002 by and among Rural Cellular Corporation and Dresdner Kleinwort Wasserstein—Grantchester, Inc., TD Securities (USA) Inc., Credit Suisse First Boston Corporation, First Union Securities, Inc., and Banc of America Securities LLC (the "Initial Purchasers")	*
3.1(a)	Articles of Incorporation	[1]
3.1(b)	Amendments to Articles of Incorporation effective March 24, 2000	[1]
3.2(a)	Amended and Restated Bylaws	[1]
3.4(b)	Amendment to Amended and Restated Bylaws effective March 22, 2000	[1]
4.1(a)
	Indenture dated January 16, 2002 between Rural Cellular Corporation, as Issuer, and Wells Fargo Bank Minnesota, N.A., as Trustee, with respect to the 9 3/4% Senior Subordinated Notes Due 2010, including form of 9 3/4% Senior Subordinated Notes Due 2010	*
4.1(b)	Registration Rights Agreement dated as of January 16, 2002 by and among Rural Cellular Corporation and the Initial Purchasers	*
4.2
	Indenture dated May 14, 1998 between the Registrant, as Issuer, and Norwest Bank Minnesota, N.A., as Trustee, with respect to the 9 5/8% Senior Subordinated Notes Due 2008, including form of 9 5/8% Senior Subordinated Notes Due 2008	[2]
4.3	Certificate of Designation of 11 3/8% Senior Exchangeable Preferred Stock	[2]
4.4	Certificate of Designation of 12 1/4% Junior Exchangeable Preferred Stock	[1]
4.5(a)	Class A Share Rights Agreement dated April 30, 1999	[3]
4.5(b)	Amendment to the Class A Share Rights Agreement dated March 31, 2000	[4]

4.6(a)	Recapitalization Agreement dated October 31, 1999 by and between Rural Cellular Corporation and Telephone and Data Systems, Inc.	[5]
4.6(b)	First Amendment to Recapitalization Agreement dated October 31, 1999 by and between Rural Cellular Corporation and Telephone and Data Systems, Inc.	[5]
4.6(c)	Second Amendment to Recapitalization Agreement dated October 31, 1999 by and between Rural Cellular Corporation and Telephone and Data Systems, Inc.	[5]
4.6(d)	Registration Rights Agreement dated March 31, 2000 by and between Rural Cellular Corporation and Telephone and Data Systems, Inc.	[5]
4.6(e)
	Certificate of Designation of Voting Power, Preferences and Relative Participating, Optional and Other Special Rights, Qualifications and Restrictions of Class T Convertible Preferred Stock of Rural Cellular Corporation	[5]
4.7(a)
	Preferred Stock Purchase Agreement dated April 3, 2000 among Rural Cellular Corporation, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P., Special Advisors Fund I, LLC, Boston Ventures Limited Partnership V and Toronto Dominion Investment, Inc. (collectively "Class M Investors")	[5]
4.7(b)
	Certificate of Designation of Voting Power, Preferences and Relative Participating, Optional and Other Special Rights, Qualifications and Restrictions of Class M Redeemable Voting Convertible Preferred Stock of Rural Cellular Corporation	[5]
4.7(c)	Registration Rights Agreement dated April 3, 2000 among Rural Cellular Corporation and Class M Investors	[5]
5.1	Opinion of Moss & Barnett, A Professional Association	*
10.1(a)	Third Amended and Restated Loan Agreement dated June 29, 2000 among Rural Cellular Corporation and certain financial institutions and Toronto Dominion (Texas), Inc. as administrative agent	[6]
10.1(b)
	First Amendment to the Third Amended and Restated Loan Agreement dated December 14, 2000 among Rural Cellular Corporation and certain financial institutions and Toronto Dominion (Texas), Inc., as administrative agent	[7]
10.1(c)
	Second Amendment to the Third Amended and Restated Loan Agreement dated March 31, 2001 among Rural Cellular Corporation and certain financial institutions and Toronto Dominion (Texas), Inc., as administrative agent	[8]
10.1(d)
	Third Amendment to the Third Amended and Restated Loan Agreement dated January 10, 2002 among Rural Cellular Corporation and certain financial institutions and Toronto Dominion (Texas), Inc., as administrative agent	[9]

10.2(a)	Trademark and Trade Name License Agreements between Cellular 2000, Inc. and:	[10]
(i) North Woods Cellular Partnership
(ii) Northern Lights Cellular Partnership
(iii) Great River Cellular Partnership
(iv) Cellular Five Partnership
(v) Heartland Cellular Partnership
10.2(b)	Assignment and Assumption Agreements by and between Rural Cellular Corporation and each partnership	[10]
10.3	1995 Stock Compensation Plan, as amended to date	[11]
10.4	Stock Option Plan for Nonemployee Directors, as amended to date	[12]
10.5(a)	Employment Agreement with Richard P. Ekstrand effective January 22, 1999	[13]
10.5(b)	Amendment to Employment Agreement with Richard P. Ekstrand effective January 1, 2001	[7]
10.5(c)	Second Amendment to Employment Agreement with Richard P. Ekstrand effective July 24, 2001	[14]
10.5(d)	Third Amendment to Employment Agreement with Richard P. Ekstrand effective August 23, 2001	[14]
10.6(a)	Employment Agreement with Wesley E. Schultz effective January 22, 1999	[13]
10.6(b)	Amendment to Employment Agreement with Wesley E. Schultz effective January 1, 2001	[7]
10.6(c)	Second Amendment to Employment Agreement with Wesley E. Schultz effective July 24, 2001	[14]
10.6(d)	Third Amendment to Employment Agreement with Wesley E. Schultz effective August 23, 2001	[14]
10.7(a)	Employment Agreement with Ann K. Newhall effective February 6, 1999	[15]
10.7(b)	Amendment to Employment Agreement with Ann K. Newhall effective January 1, 2001	[7]
10.7(c)	Second Amendment to Employment Agreement with Ann K. Newhall effective July 24, 2001	[14]
10.7(d)	Third Amendment to Employment Agreement with Ann K. Newhall effective August 23, 2001	[14]
10.8(a)	Change of Control Agreement with Scott Donlea effective January 1, 2001	[7]
10.8(b)	Amendment to Change of Control Agreement with Scott Donlea effective July 24, 2001	[14]
10.9(a)	Change of Control Agreement with David Del Zoppo effective January 2, 2001	[7]

10.9(b)	Amendment to Change of Control Agreement with David Del Zoppo effective July 24, 2001	[14]
10.10	Key Employee Deferred Compensation Plan	[16]
10.11	Retention Bonus and Severance Benefit Plan 2001	[17]
12	Statement re Computation of Ratios	*
21	Subsidiaries of Registrant	[9]
23.1	Consent of Arthur Andersen LLP	*
23.2	Consent of Moss & Barnett, A Professional Association (included in Exhibit 5.1)	*
24	Power of Attorney (included on signature page)
25	Statement of Eligibility of Trustee	*
99.1	Form of Letter of Transmittal for 9 3/4% Senior Subordinated Notes Due 2010	*
99.2	Form of Notice of Guaranteed Delivery for 9 3/4% Senior Subordinated Notes Due 2010	*
99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees for 9 3/4% Senior Subordinated Notes Due 2010	*
99.4	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees for 9 3/4% Senior Subordinated Notes Due 2010	*
99.5	Form of Instruction from Owner of 9 3/4% Senior Subordinated Notes Due 2010 of the Company	*
99.6	Representation regarding Arthur Andersen engagement	*

[1]
Filed as an exhibit to Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

[2]
Filed as an exhibit to Registration Statement on Form S-4 (SEC No. 333-57677), filed June 25, 1998, and incorporated herein by reference.

[3]
Filed as an exhibit to Registration Statement on Form 8-A filed May 19, 1999 and incorporated herein by reference.

[4]
Filed as an exhibit to Registration Statement on Form 8-A/A-1 filed April 18, 2000 and incorporated herein by reference.

[5]
Filed as an exhibit to Report on Form 8-K dated April 1, 2000 and incorporated herein by reference.

[6]
Filed as an exhibit to Report on Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference.

[7]
Filed as an exhibit to Report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.

[8]
Filed as an exhibit to Report on Form 10-Q/A for the quarter ended March 31, 2001, and incorporated herein by reference.

[9]
Filed as an Exhibit to Report on Form 10-K for year ended December 31, 2001, and incorporated herein by reference.

[10]
Filed as an exhibit to Registration Statement on Form S-1 (SEC No. 33-80189) filed December 8, 1995 and incorporated herein by reference.

[11]
Filed with definitive Proxy Statement for 2000 Annual Meeting on April 7, 2000 and incorporated herein by reference.

[12]
Filed with definitive Proxy Statement for 2002 Annual Meeting on April 8, 2002 and incorporated herein by reference.

[13]
Filed as an exhibit to Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.

[14]
Filed as an exhibit to Report on Form 10-Q/A for the quarter ended September 30, 2001, and incorporated herein by reference.

[15]
Filed as an exhibit to Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.

[16]
Filed as an exhibit to Report on Form 10-Q/A for the quarter ended June 30, 2001, and incorporated herein by reference.

[17]
Filed with definitive Proxy Statement for 2001 Annual Meeting on April 9, 2001, and incorporated herein by reference.

*
Filed herewith.

Item 22. Undertakings

(a)
The undersigned hereby undertakes:

          (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (5)  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 11, 12 and/or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (6)  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          (7)  That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alexandria, State of Minnesota, on the 16th day of April, 2002.

RURAL CELLULAR CORPORATION
By:
/s/ RICHARD P. EKSTRAND Richard P. Ekstrand President and C.E.O.

POWER OF ATTORNEY

        KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard P. Ekstrand, Wesley E. Schultz, Ann K. Newhall, or David J. Del Zoppo, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-4 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting upon said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 16th day of April, 2002 by the following persons in the capacities indicated:

Signature	Title
/s/ RICHARD P. EKSTRAND Richard P. Ekstrand	President and Chief Executive Officer (Principal Executive Officer) and Director
/s/ WESLEY E. SCHULTZ Wesley E. Schultz	Executive Vice President, Chief Financial Officer (Principal Financial Officer) and Director
/s/ DAVID J. DEL ZOPPO David J. Del Zoppo	Vice President—Finance and Accounting (Principal Accounting Officer)
/s/ PAUL FINNEGAN Paul Finnegan	Director

/s/ JEFFREY S. GILBERT Jeffrey S. Gilbert	Director
/s/ JOHN HUNT John Hunt	Director
/s/ ANN K. NEWHALL Ann K. Newhall	Director
/s/ MARVIN C. NICOLAI Marvin C. Nicolai	Director
/s/ GEORGE M. REVERING George M. Revering	Director
/s/ DON C. SWENSON Don C. Swenson	Director
/s/ GEORGE W. WIKSTROM George W. Wikstrom	Director

QuickLinks

Terms of Exchange Offer
TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
INCORPORATION BY REFERENCE
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
The Company
Risk Factors
The Exchange Offer
The Registered Notes
Summary Financial and Operating Data
RISK FACTORS
Factors That May Affect Our Performance
Risks Associated with the Notes
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unaudited Pro Forma Condensed Statements of Operations
BUSINESS
Builtout Voice Licenses
Unbuilt Voice Licenses
LMDS Licenses
MANAGEMENT
CERTAIN TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF FINANCING ARRANGEMENTS
THE EXCHANGE OFFER
DESCRIPTION OF THE NOTES
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of independent public accountants
RURAL CELLULAR CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS As of December 31, (In thousands)
RURAL CELLULAR CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS As of December 31, (In thousands)
RURAL CELLULAR CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, (In thousands, except per share data)
RURAL CELLULAR CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001 (In thousands)
RURAL CELLULAR CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, (In thousands)
RURAL CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2000 and 2001
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY